UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Form CB**

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒



**Hawk Energy Corp.**
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

**Alberta**
(Jurisdiction of Subject Company's Incorporation or Organization)

**Flagship Energy Inc.**
(Name of Person(s) Furnishing Form)

TOTAL PAGES: 221
EXHIBIT INDEX ON PAGE 170

**Class A Shares**
**Class B Shares**
(Title of Class of Subject Securities)

**420090300 (Class A Shares)**
**420090409 (Class B Shares)**
(CUSIP Number of Class of Securities (if applicable))

**DL Services Inc.**
**1420 Fifth Avenue**
**Suite 3400**
**Seattle, Washington 98101**
**Telephone: (206) 903-5448**
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

**April 10, 2006**
(Date Tender Offer/Rights Offering Commenced)

# PART I

## INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

- Offer to Purchase and Circular, dated April 10, 2006 (the "Circular")
- Letter of Transmittal and Election Form for Class A Shares
- Letter of Transmittal and Election Form for Class B Shares
- Notice of Guaranteed Delivery
- Directors' Circular

**Item 2. Informational Legends**

See the first page of the Circular.

*This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.*

April 10, 2006

# FLAGSHIP ENERGY INC.

## OFFER TO PURCHASE

**all of the outstanding class A shares and class B shares**
**of**
**HAWK ENERGY CORP.**

**on the basis, at the election of each shareholder, of:**

| **FOR EACH CLASS A SHARE OF HAWK ENERGY CORP.** | **FOR EACH CLASS B SHARE OF HAWK ENERGY CORP.** |
|---|---|
| **$8.25 (Canadian) in cash** | **$10.00 (Canadian) in cash** |
| **or** | **or** |
| **1.5566 class A shares of Flagship Energy Inc.** | **1.8868 class A shares of Flagship Energy Inc.** |
| **or** | **or** |
| **1.2692 class B shares of Flagship Energy Inc.** | **1.5385 class B shares of Flagship Energy Inc.** |
| **or** | **or** |
| **a combination thereof** | **a combination thereof** |

The terms of the offer (the "**Hawk A Share Offer**") to purchase all of the outstanding class A shares ("**Hawk A Shares**") of Hawk Energy Corp. ("**Hawk**") limits the aggregate (i) amount of cash payable thereunder to $31,382,000, (ii) number of class A shares ("**Flagship A Shares**") of Flagship Energy Inc. ("**Flagship**") issuable thereunder to 14,944,000 Flagship A Shares, and (iii) number of class B shares ("**Flagship B Shares**") of Flagship issuable thereunder to 2,802,000 Flagship B Shares (subject to the Aggregate A Offer Flagship Share Maximum). See Section 1 of the Offer to Purchase.

The terms of the offer (the "**Hawk B Share Offer**") to purchase all of the outstanding class B shares ("**Hawk B Shares**") of Hawk limits the aggregate (i) amount of cash payable thereunder to $2,218,000, (ii) number of Flagship A Shares issuable thereunder to 1,056,000 Flagship A Shares, and (iii) number of Flagship B Shares issuable thereunder to 198,000 Flagship B Shares (subject to the Aggregate B Offer Flagship Share Maximum). See Section 1 of the Offer to Purchase.

The offer by Flagship to purchase all of the outstanding Hawk A Shares and all of the outstanding Hawk B Shares (collectively, the "**Hawk Shares**") of Hawk will be open for acceptance until 4:30 p.m. (Calgary time) on May 16, 2006, unless withdrawn or extended. The Hawk A Share Offer and the Hawk B Share Offer (collectively, the "**Offer**") is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time Flagship first takes up and pays for Hawk Shares under the Offer) not less than 90% of the Hawk A Shares and not less than 90% of the Hawk B Shares (in each case calculated on a diluted basis) (the "**Minimum Condition**"). This condition and the other conditions of the Offer are described in Section 4 of the Offer to Purchase, "Conditions of the Offer".

**The board of directors of Hawk has unanimously recommended that shareholders of Hawk accept the Offer. Hawk's financial advisor, GMP Securities L.P., has expressed an opinion to the board of directors of Hawk that the consideration to be received by the holders of Hawk Shares pursuant to the Offer is fair, from a financial point of view, to holders of Hawk Shares. For further information, refer to the Directors' Circular of the board of directors of Hawk.**

*(Cover continued on the following page)*

Certain holders of Hawk Shares have agreed to accept the Offer by depositing under the Offer an aggregate of 4,505,000 Hawk A Shares, representing approximately 31.6% of the outstanding Hawk A Shares, and an aggregate of 94,500 Hawk B Shares, representing approximately 11.4% of the outstanding Hawk B Shares, as well as any additional Hawk Shares acquired by such holders prior to the Take-up Date, including upon exercise of options to acquire Hawk A Shares, subject to certain conditions. See "Pre-Acquisition Agreement — Pre-Tender Agreements" in the Circular.

Holders of Hawk A Shares and Hawk B Shares who wish to accept the Offer must properly complete and execute the applicable accompanying Letter(s) of Transmittal or a manually executed facsimile thereof and deposit them, together with the certificate or certificates representing their Hawk A Shares and/or their Hawk B Shares, at the offices of Valiant Trust Company (the "**Depositary**") shown below and in the Letter(s) of Transmittal, in accordance with the instructions in the Letter(s) of Transmittal. Alternatively, a holder of Hawk Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

The outstanding Flagship A Shares and Flagship B Shares (collectively, the "**Flagship Shares**") and Hawk A Shares and Hawk B Shares are listed on the TSX Venture Exchange ("**TSXV**"). On February 14, 2006, the last trading day prior to the date of the public announcement by Flagship and Hawk of the Offer, the closing prices of the Flagship A Shares and Flagship B Shares on the TSXV were $4.60 and $6.50, respectively, and the closing prices of the Hawk A Shares and Hawk B Shares on the TSXV were $6.10 and $8.00, respectively.

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the applicable Letter(s) of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from those persons at their respective offices shown in the Letter(s) of Transmittal and on the last page of this document. Persons whose Hawk Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hawk Shares.

**THE DEPOSITARY FOR THE OFFER IS:**

**VALIANT TRUST COMPANY**

**310 606 – 4th Street S.W.**
**Calgary, Alberta T2P 1T1**
**Attention: Re-organization Department**

**OR**

**c/o BNY Trust Company of Canada**
**Suite 1101, 4 King Street West**
**Toronto, Ontario M5H 1V6**

**Toll Free: 1-866-313-1872**
**Email: inquiries@valianttrust.com**

## NOTICE TO SHAREHOLDERS IN THE UNITED STATES

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**The Offer is made for the securities of a Canadian corporation and the Flagship Shares offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Shareholders of Hawk should be aware that these requirements are different from those of the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.**

**It may be difficult for Shareholders of Hawk to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as Flagship and Hawk are located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue Flagship or Hawk or their respective officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel Flagship or Hawk and their affiliates to subject themselves to a U.S. court's judgment.**

**Shareholders of Hawk should be aware that the acquisition of the Flagship Shares offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer to Purchase and Circular. Shareholders of Hawk are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Flagship Shares. See "Canadian Federal Income Tax Considerations" in the Circular.**

**Shareholders of Hawk should be aware that Flagship or its affiliates, directly or indirectly, may bid for or purchase Hawk Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.**

**No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Flagship or the Depositary.**

**Flagship Shares issuable pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Hawk Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.**

**No Flagship Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Flagship is satisfied that the Flagship Shares may be delivered in such other jurisdictions without further action by Flagship or on a basis otherwise determined acceptable to Flagship in its sole discretion.**

---

## FORWARD LOOKING STATEMENTS

*Certain statements contained in the accompanying Circular under "Purpose of the Offer and Plans for Hawk", in addition to certain statements contained elsewhere in, or incorporated by reference in, this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.*

---

## NON-GAAP MEASURES

In this document and in the documents incorporated by reference herein, Hawk uses the term cash flow from operations (before changes in non-cash working capital), which should not be considered an alternative to, or more meaningful than cash flow from operating activities or funds flow from operations as determined in accordance with GAAP as an indicator of Hawk's performance. Hawk's determination of cash flow from operations may not be comparable to that reported by other companies. Hawk presents cash flow from operations per share whereby per share amounts are calculated using the weighted average shares outstanding consistent with the calculation of earnings per share. The statements of cash flows contained in Hawk's financial statements incorporated by reference herein present the reconciliation between net earnings and cash flow from operations.

Flagship uses terms such as "net debt" and "operating net backs", which are not recognized measures under GAAP. Management of Flagship believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt Flagship has and, secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. Flagship's method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies.

Hawk also uses other terms such as "operating net backs", which are not recognized measures under GAAP. Management of Hawk believes this measure is a useful supplemental measure of the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as measures of performance. Hawk's method of calculating this measure may differ from other companies, and accordingly, may not be comparable to measures used by other companies.

## CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

***This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Hawk Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer is required to be, but has not been, qualified or registered. However, Flagship may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Hawk Shares in any such jurisdiction.***

## TABLE OF CONTENTS

## DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

**"ABCA"** means the *Business Corporations Act* (Alberta), as amended;

**"affiliate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

**"AJM"** means AJM Petroleum Consultants;

**"AJM Report"** means the report of AJM dated March 23, 2006 evaluating the crude oil, natural gas, liquids and natural gas reserves of Flagship effective December 31, 2005;

**"AMF"** means Autorité des marchés financiers (Québec);

**"associate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

**"Business Day"** means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

**"Circular"** means the take-over bid circular accompanying the Offer and forming part of this document;

**"compulsory acquisition"** has the meaning ascribed thereto under "Acquisition of Hawk Shares Not Deposited - Compulsory Acquisition" in the Circular;

**"Depositary"** means Valiant Trust Company at the offices specified in the Letter of Transmittal and on the last page of this document;

**"Depositing Shareholder"** means a Shareholder tendering Hawk Shares in acceptance of the Offer;

**"diluted basis"** with respect to the number of outstanding Hawk A Shares or Hawk B Shares at any time, means such number of outstanding Hawk A Shares or Hawk B Shares, as the case may be, actually issued and outstanding, together with all Hawk A Shares or Hawk B Shares, as the case may be, that may be issued on the exercise of all outstanding Hawk Options and other rights, if any, to purchase or acquire Hawk Shares;

**"Directors' Circular"** means the circular prepared by the board of directors of Hawk and to be sent to all Hawk Securityholders in connection with the Offer;

**"Eligible Institution"** means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

**"Expiry Date"** means May 16, 2006 or such other date or dates as may be fixed by Flagship from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer";

**"Expiry Time"** means 4:30 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by Flagship from time to time pursuant to Section 5 of the Offer to Purchase, "Extension and Variation of the Offer";

**"Flagship"** means Flagship Energy Inc., a corporation amalgamated under the laws of Alberta;

**"Flagship A Shares"** means class A shares in the share capital of Flagship;

**"Flagship B Shares"** means class B shares in the share capital of Flagship;

**"Flagship Shares"** means, collectively, the Flagship A Shares and Flagship B Shares;

**"GLJ"** means GLJ Petroleum Consultants;

**"GLJ Hawk Interim Report"** means the report of GLJ evaluating the crude oil, natural gas and natural gas liquids reserves of Hawk effective October 31, 2005;

**"Hawk"** means Hawk Energy Corp., a corporation incorporated under the ABCA;

**"Hawk A Shares"** means the class A shares in the share capital of Hawk;

**"Hawk A Share Offer"** means the offer to purchase all of the issued and outstanding Hawk A Shares made hereby to holders of Hawk A Shares;

**"Hawk Acquisition Proposal"** means any inquiry or communication or the making of any proposal to Hawk or its securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Hawk or its securityholders of any securities of Hawk (other than on exercise of currently outstanding Hawk Options); (ii) any acquisition of a significant amount of assets of Hawk; (iii) an amalgamation, arrangement, merger or consolidation of Hawk; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Hawk or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Flagship under the Pre-Acquisition Agreement or the Offer;

**"Hawk B Shares"** means the class B shares in the share capital of Hawk;

**"Hawk B Share Offer"** means the offer to purchase all of the issued and outstanding Hawk B Shares made hereby to holders of Hawk B Shares;

**"Hawk Options"** means the outstanding options to acquire Hawk A Shares;

**"Hawk Securities"** means, collectively, the Hawk Shares and Hawk Options;

**"Hawk Securityholders"** means, collectively, holders of Hawk Securities;

**"Hawk Shares"** means the Hawk A Shares and Hawk B Shares;

**"Letter of Transmittal"** means the applicable letter of transmittal in the form accompanying the Offer and Circular;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Hawk or Flagship, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Hawk or Flagship, as the case may be, other than a material adverse change: (i) that relates to or arises out of a matter that has, prior to March 6, 2006, been publicly disclosed or otherwise disclosed in writing to the other party; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Material Adverse Effect**" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Hawk or

Flagship, as applicable, considered as a whole, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Flagship or Hawk, as applicable, prior to March 6, 2006; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

**"Minimum Condition"** has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer to Purchase, "Conditions of the Offer";

**"Minimum Required Shares"** means at least that number of the outstanding Hawk A Shares and outstanding Hawk B Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Flagship waives the Minimum Condition, in which case "**Minimum Required Shares**" means that number of the outstanding Hawk A Shares and outstanding Hawk B Shares that Flagship takes up on the Take-up Date;

**"Notice of Guaranteed Delivery"** means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

**"Offer"** means, collectively, the Hawk A Share Offer and the Hawk B Share Offer;

**"Offer Period"** means the period commencing on the date hereof and ending at the Expiry Time;

**"OSC"** means the Ontario Securities Commission;

**"OSC Rule 61-501"** means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions";

"**Outside Date**" means June 30, 2006;

**"Person"** includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

**"Policy Q-27"** means Policy Statement Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions";

**"Pre-Acquisition Agreement"** means the agreement dated as of March 6, 2006, between Flagship and Hawk pursuant to which, among other things, Flagship agreed to make the Offer, subject to the provisions thereof;

**"Pre-Tender Agreements"** means agreements between the Tendering Shareholders and Flagship pursuant to which such holders agree to tender their Hawk Shares under the Offer;

**"Second Stage Transaction"** means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions whereby Flagship acquires the balance of outstanding Hawk Shares;

**"Shareholder"** means a holder of Hawk A Shares and/or Hawk B Shares;

**"subsidiary"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

**"Superior Proposal"** means a written *bona fide* Hawk Acquisition Proposal by a third party which the board of directors of Hawk determines in good faith: (i) that funds or other consideration necessary for the Hawk Acquisition Proposal are or are likely to be available; (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for Hawk Securityholders than the transaction contemplated by the Pre-Acquisition Agreement; and (iii) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Hawk, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law;

**"Take-over Proposal"** means a proposal or offer (other than by Flagship) to acquire 20% or more of the outstanding Hawk Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Hawk or any proposal, offer or agreement to acquire 20% or more of the assets of Hawk;

**"Take-up Date"** means the date that Flagship first takes up and acquires Hawk Shares pursuant to the Offer;

**"Tax Act"** " means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

**"Tendering Shareholders"** means the holders of Hawk Shares who have entered into the Pre-Tender Agreements;

**"TSXV"** means the TSX Venture Exchange;

**"U.S."** or **"United States"** means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

**"U.S. Securities Act"** means the United States Securities Act of 1933, as amended.

## ABBREVIATIONS

**Oil and Natural Gas Liquids**

| | |
|---|---|
| Bbls | barrels |
| Mbbls | thousand barrels |
| BOPD | barrels of oil per day |
| Bbls/d | barrels of oil per day |
| MMbbls | million barrels |
| NGLs | natural gas liquids |
| BOE | barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas |

**Natural Gas**

| | |
|---|---|
| Mcf | thousand cubic feet |
| Mmcf | million cubic feet |
| Bcf | billion cubic feet |
| Mcf/d | thousand cubic feet per day |
| Mmcf/d | million cubic feet per day |
| $m^3$ | cubic metres |
| MMBTU | million British Thermal Units trillion |
| gigajoule | joules |

**Other**

| | |
|---|---|
| AECO | EnCana Corp.'s natural gas storage facility located at Suffield, Alberta. |
| API | American Petroleum Institute |
| °API | an indication of the specific gravity of crude oil measured on the API gravity scale. |
| ARTC | Alberta Royalty Tax Credit |
| BOE/d | barrel of oil equivalent per day |
| MBOE | 1,000 barrels of oil equivalent |
| $000s or $M | thousands of dollars |
| WTI | West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade |

## CONVERSIONS

| To Convert From | To | Multiply By |
|---|---|---|
| Mcf | Cubic metres | 28.174 |
| Cubic metres | Cubic feet | 35.494 |
| Bbls | Cubic metres | 0.159 |
| Cubic metres | Bbls oil | 6.290 |
| Feet | Metres | 0.305 |
| Metres | Feet | 3.281 |
| Miles | Kilometres | 1.609 |
| Kilometres | Miles | 0.621 |
| Acres | Hectares | 0.405 |
| Hectares | Acres | 2.471 |

**Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

## SUMMARY

*The following is a summary of certain information contained elsewhere in the attached Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information contained or referred to elsewhere in those documents.*

### The Offer

The Offer is made by Flagship for all of the outstanding Hawk A Shares and all of the outstanding Hawk B Shares, including Hawk A Shares which may become outstanding on the exercise of Hawk Options. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Flagship.

The Offer is made only for the Hawk Shares and not for any Hawk Options or other rights to acquire Hawk Shares. It is a condition of the Offer that all Hawk Options and other rights to acquire Hawk Shares, if any, shall either have been exercised or terminated or otherwise dealt with on a basis acceptable to Flagship, prior to the time that Flagship takes-up any Hawk Shares pursuant to the Offer. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Hawk A Shares and deposit the Hawk A Shares in accordance with the Offer.

The obligation of Flagship to take up and pay for Hawk Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

### Recommendation of the Board of Directors of Hawk

**The board of directors of Hawk has unanimously recommended acceptance of the Offer by the Shareholders. Hawk's financial advisor has concluded that the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders. For further information, refer to the Directors' Circular.**

### Basis of the Offer

The basis of the Hawk A Share Offer is, at the election of each Shareholder, for each Hawk A Share deposited under the Hawk A Share Offer: (i) $8.25 (Canadian) in cash; or (ii) 1.5566 Flagship A Shares; or (iii) 1.2692 Flagship B Shares; or (iv) a combination thereof. The terms of the Offer limit the aggregate amount of cash payable under the Hawk A Share Offer to $31,382,000 and limit the number of Flagship A Shares and Flagship B Shares issuable under the Hawk A Share Offer to 14,944,000 Flagship A Shares and 2,802,000 Flagship B Shares, respectively, subject to an aggregate maximum number of 16,064,800 Flagship Shares being issued. See Section 1 of the Offer to Purchase, "The Offer".

The basis of the Hawk B Share Offer is, at the election of each Shareholder, for each Hawk B Share deposited under the Hawk B Share Offer: (i) $10.00 (Canadian) in cash; or (ii) 1.8868 of a Flagship A Share; or (iii) 1.5385 of a Flagship B Share; or (iv) a combination thereof. The terms of the Offer limit the aggregate amount of cash payable under the Hawk B Share Offer to $2,218,000 and limit the number of Flagship A Shares and Flagship B Shares issuable under the Hawk B Share Offer to 1,056,000 Flagship A Shares and 198,000 Flagship B Shares, respectively, subject to an aggregate maximum number of 1,135,200 Flagship Shares being issued. See Section 1 of the Offer to Purchase, "The Offer".

No fractional Flagship Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Flagship A Share or fractional Flagship B Share, as the case may be, will be entitled to receive the next nearest whole number of Flagship A Shares or Flagship B Shares, as the case may be, to which such person is entitled.

**A Shareholder who does not properly indicate a choice for the cash election, the Flagship A Share election, the Flagship B Share election or a combination thereof, on the applicable Letter of Transmittal will be deemed to have chosen firstly, the Flagship A Share election, secondly, the Flagship B Share election and thirdly, the cash election, subject to pro-rationing, for all Hawk A Shares and/or Hawk B Shares deposited under the Offer for which a proper election has not been made.**

**Flagship Energy Inc.**

The business of Flagship is the acquisition of, the exploration for, and the development and production of petroleum and natural gas in western Canada. Disclosure documents of Flagship are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. See "Flagship Energy Inc." in the Circular.

**Hawk Energy Corp.**

The business of Hawk is the acquisition of, the exploration for, and the development and production of petroleum and natural gas in western Canada. Disclosure documents of Hawk are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*. See "Hawk Energy Corp." in the Circular.

**Purpose of the Offer and Plans for Hawk**

The purpose of the Offer is to enable Flagship to acquire all of the outstanding Hawk Shares.

If Flagship takes up and pays for Hawk Shares deposited pursuant to the Offer, Flagship intends to seek to acquire, directly or indirectly, all of the remaining Hawk Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. Flagship will cause the Hawk Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Hawk Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Hawk to allow nominees of Flagship to become members of such Board. If Hawk becomes a wholly-owned subsidiary of Flagship, Flagship may continue to operate Hawk as a wholly-owned subsidiary or Hawk may be amalgamated with or wound-up into Flagship or an affiliate of Flagship.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Flagship intends to delist the Hawk Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Hawk to cease to be a reporting issuer under the Canadian securities laws. See "Purpose of the Offer and Plans for Hawk" in the Circular.

**Reasons for the Offer**

Flagship believes that the business combination with Hawk will provide a valuable extension of Flagship's operations in its core area in Alberta and excellent synergies with Flagship's existing operations in the area. These properties complement the growing opportunities arising from Flagship's existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of Flagship and Hawk include:

- The Offer represents a significant premium to the trading price of the Hawk Shares prior to the announcement of the Offer;
- Shareholders have flexibility in deciding whether to receive cash and/or Flagship Shares, within the limits prescribed by the Offer;
- An opportunity to participate in a well managed, financially strong company with a diversified asset and production base located in western Canada;
- Enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Hawk into those of Flagship; and
- Shareholders will enjoy enhanced liquidity as Flagship will have a significantly larger market capitalization than Hawk alone.

See "Background to and Reasons for the Offer" in the Circular.

## Selected Pro Forma Operational Information

The following table sets out certain operational information for Flagship and Hawk and certain pro forma combined operational information for Flagship and Hawk after giving effect to the acquisition of all of the issued and outstanding Hawk Shares pursuant to the Offer, as at the dates indicated.

| | Flagship | Hawk | Pro Forma Combined |
|---|---|---|---|
| Crude Oil Wells[(1)] (includes producing & shut-in) | | | |
| Gross | 7 | 168 | 175 |
| Net | 4.7 | 85 | 89.7 |
| Natural Gas Wells[(1)] | | | |
| Gross | 79 | 52 | 131 |
| Net | 56.9 | 43 | 99.9 |
| Undeveloped Land Holdings[(1)] | | | |
| Gross Acres | 90,846 | 65,000 | 155,846 |
| Net Acres | 89,814 | 54,000 | 143,814 |
| Reserves (MBOE)[(2)] | | | |
| Proved | 1,295 | 4,739 | 6,034 |
| Probable | 937 | 2,870 | 3,807 |
| Total | 2,232 | 7,609 | 9,841 |
| Production[(3)] | | | |
| Natural Gas Production (Mcf/d) | 3,570 | 7,500 | 11,070 |
| Crude Oil & NGL Production (Bbls/d) | 5 | 920 | 925 |
| Total Production (BOE/d) | 600 | 2,170 | 2,770 |

Notes:

(1) As at December 31, 2005.

(2) As at December 31, 2005 in respect of Flagship based upon the AJM Report, and as at October 31, 2005 in respect of Hawk based upon the GLJ Hawk Interim Report. Based on forecast prices and costs, as at December 31, 2005 in respect of Flagship and as at October 31, 2005 in respect of Hawk.

(3) Production stated is average for the month of February, 2006, based on field estimates before transportation.

### Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for Flagship and Hawk as well as certain pro forma consolidated financial information after giving effect to the acquisition of all of the issued and outstanding Hawk Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of Flagship, including the notes thereto, set forth in Appendix "A" to the Circular.**

| ($, except shares) | As at and for the year ended December 31, 2005[1][2] | | Pro forma Consolidated As at and for the year ended December 31, 2005[1] |
|---|---|---|---|
| | Flagship | Hawk | (unaudited) |
| Revenue (before transportation) | 5,790,771 | 32,847,170 | 38,637,941 |
| Net Earnings (Loss) | 318,652 | 6,754,786 | (682,786) |
| Per Share - basic | 0.03 | 0.47 | (0.02) |
| Per Share - diluted | 0.03 | 0.44 | (0.02) |
| Funds Flow from Operations | 2,694,346 | 16,897,855 | 17,476,545 |
| Per Share - basic | 0.29 | 1.18 | 0.48 |
| Per Share - diluted | 0.27 | 1.11 | 0.47 |
| Capital Expenditures, net | 16,290,157 | 30,746,289 | 47,036,446 |
| Debt, net of working capital | (11,663,102) | 18,096,619 | 43,658,072 |
| Total Assets | 57,159,072 | 62,815,646 | 235,243,754 |
| Shareholders' Equity | 46,895,383 | 27,961,084 | 139,326,096 |
| Number of Class A Shares Outstanding | | | |
| Basic | 16,413,752 | 12,985,714 | 32,381,811 |
| Diluted[3] | 19,139,899 | 15,269,661 | 37,145,310 |
| Number of Class B Shares Outstanding | | | |
| Basic | 1,044,899 | 832,500 | 2,244,899 |

Note:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "A" for assumptions and adjustments.

(2) Information based upon the audited financial statements of each company as at December 31, 2005.

(3) Includes the conversion of all Class B Shares outstanding during the period into Class A Shares and after giving effect to the exercise of outstanding share options.

### Pre-Acquisition Agreement

Effective March 6, 2006, Flagship and Hawk entered into the Pre-Acquisition Agreement pursuant to which Flagship agreed, subject to the provisions thereof, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Hawk Shares validly deposited under the Offer. Pursuant to the Pre-Acquisition Agreement, Hawk agreed to immediately cease and cause to be terminated all existing discussions and negotiations with any parties conducted prior to the date of the Pre-Acquisition Agreement by Hawk or its officers, directors, employees, representatives, agents or other parties on its behalf with respect to any Hawk Acquisition Proposal. Hawk also agreed that after the execution of the Pre-Acquisition Agreement, Hawk will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Hawk or its Shareholders from any person which constitutes, or may reasonably be expected to lead to, a Hawk Acquisition Proposal, enter into or participate in any discussions or negotiations relating thereto or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Hawk in connection with a Hawk Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing. Hawk also agreed that it would not release any party from any confidentiality or standstill agreements. The Pre-Acquisition Agreement does not prevent Hawk from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Hawk or its representatives) seeks to initiate such discussions or negotiations and providing or furnishing such party with information concerning Hawk and its business, property and assets if such party has first made a written bona fide Hawk Acquisition Proposal which the board of directors of Hawk determines in good faith to be a Superior Proposal. In the event that Hawk receives any inquiries, offers or proposals with respect to a Hawk Acquisition Proposal, Hawk has agreed to notify Flagship in writing within

24 hours of all relevant details relating thereto. Hawk has also agreed to provide Flagship with prompt prior notice to the effect that it is furnishing information or entering into discussions and negotiations with such person or entity together with a copy of the confidentiality agreement entered into with such person or entity and, if not previously provided to Flagship, copies of all information furnished to such party concurrently with the provision of such information to such party. Hawk has agreed to give Flagship 48 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Superior Proposal and to give Flagship an opportunity of not less than 48 hours to amend the Offer to provide at least as favourable or more favourable terms than those to be included in the proposed agreement.

Hawk has agreed to pay to Flagship a non-completion fee of $4.3 million in the event that: (i) the board of directors of Hawk fails to recommend that Shareholders accept the Offer, withdraws or, in any manner adverse to completion of the Offer or to Flagship, redefines, modifies or changes its recommendation to holders of Hawk Shares to accept the Offer or resolves to do so; (ii) any bona fide Take-Over Proposal for the Hawk Shares is publicly announced or commenced prior to the expiry of the Offer and the board of directors of Hawk fails, prior to the expiry of the Offer, to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within two days after public announcement or commencement of any such Take-Over Proposal; (iii) the board of directors of Hawk has recommended that Shareholders deposit their Hawk Shares under, vote in favour of, or otherwise accept, a Take-Over Proposal; (iv) Hawk enters into any agreement with any person with respect to a Take-Over Proposal prior to the Expiry Time; (v) there is a material breach or non-performance by Hawk of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Flagship, acting reasonably, within three Business Days of receipt of notice by Hawk of any such breach or non-performance or (vi) prior to the Expiry Time, a bona fide Take-Over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Hawk and, at the Expiry Time, such Take-Over Proposal has not expired or been withdrawn, and the Minimum Condition shall have not been satisfied. Hawk has agreed to pay the $4.3 million non-completion fee forthwith upon the occurrence of any such event and in any event within two Business Days of the date of the earliest of such event to occur.

Flagship has agreed to pay to Hawk a non-completion fee of $4.3 million in the event that there is a material breach or non-performance by Flagship of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Hawk, acting reasonably, within three Business Days of receipt of notice by Flagship of any such breach or non-performance.

**Pre-Tender Agreements**

Flagship has entered into Pre-Tender Agreements with certain holders of Hawk Shares (including all of the directors and officers of Hawk) who hold an aggregate of 4,505,000 Hawk A Shares and 95,400 Hawk B Shares, representing approximately 31.6% of the outstanding Hawk A Shares and 11.4% of the outstanding Hawk B Shares, respectively. Under the terms of the Pre-Tender Agreements, such persons have agreed to tender all of their Hawk Shares (together with any Hawk Shares they may acquire upon exercise of Hawk Options and which they continue to own at the Expiry Time) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

**Hawk Options**

The Offer is not made for Hawk Options. Pursuant to the Pre-Acquisition Agreement, all persons holding Hawk Options who may do so under securities laws and in accordance with the terms of the Hawk Options held by them, shall be entitled to exercise all of their Hawk Options and tender Hawk A Shares issued in connection therewith and which they continue to own at the Expiry Time under the Offer upon payment of the exercise price in full. It is a condition of the Offer that all outstanding Hawk Options shall either have been exercised or terminated or surrendered prior to Flagship taking up any Hawk Shares pursuant to the Offer.

**Time for Acceptance**

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by Flagship. The Offer may be otherwise extended at Flagship's sole discretion. See Section 5 of the Offer to Purchase, "Extension and Variation of the Offer".

## Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Hawk Shares, together with a properly completed and executed Letter of Transmittal (which is on blue paper for use by holders of Hawk A Shares and on green paper for use by holders of Hawk B Shares) or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose Hawk Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Hawk Shares.**

If the certificate or certificates representing Hawk Shares are not available for deposit prior to the Expiry Time, Hawk Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

## Conditions of the Offer

Flagship reserves the right to withdraw the Offer and not take up and pay for any Hawk Shares deposited under the Offer unless the conditions described in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by Flagship prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Hawk A Shares and at least 90% of the outstanding Hawk B Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of Flagship and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that Flagship may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer to Purchase, "Conditions of the Offer".

## Payment for Deposited Hawk Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by Flagship, Flagship will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Hawk Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Hawk Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Hawk Shares deposited under the Offer after the first date on which Hawk Shares have been taken up by Flagship are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer to Purchase, "Payment for Deposited Hawk Shares".

## Acquisition of Hawk Shares Not Deposited

If Flagship takes and pays for Hawk Shares deposited pursuant to the Offer, Flagship intends to seek to acquire, directly or indirectly, all of the remaining Hawk Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Flagship will cause the Hawk Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer to Purchase, "Acquisition of Hawk Shares Not Deposited".

## Stock Exchange Listings

The Flagship A Shares and Flagship B Shares, and the Hawk A Shares and Hawk B Shares are listed and posted for trading on the TSXV under the symbols "FG.A", "FG.B", "HK.A" and "HK.B", respectively.

## Market Price of Flagship Shares and Hawk Shares

On February 14, 2006, the last trading day prior to the date of the public announcement by Flagship and Hawk of the Offer, the closing prices of the Flagship A Shares and Flagship B Shares on the TSXV were $4.60 and $6.50, respectively, and the closing prices of the Hawk A Shares and Hawk B Shares on the TSXV were $6.10 and $8.00, respectively.

## Canadian Federal Income Tax Considerations

The disposition of Hawk Shares solely in consideration for Flagship Shares will generally not give rise to a capital gain or capital loss under the Tax Act unless a disposing holder elects to the contrary. A disposition of Hawk Shares for cash will give rise to a capital gain or capital loss to the extent that the amount of cash received for the Hawk Shares exceeds, or is exceeded by, the aggregate of the adjusted cost base of such shares and any reasonable costs of disposition. Absent an election to the contrary, a disposition of Hawk Shares for a combination of cash and Flagship Shares will generally give rise to a capital gain or capital loss in respect of the portion of a holder's Hawk Shares that are disposed of for cash to the extent that the aggregate of the cash exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Hawk Shares so disposed of and any reasonable costs of disposition. The portion of a holder's Hawk Shares which are disposed of for Flagship Shares, will be treated in the same manner as set out above in respect of an exchange of all Hawk Shares for Flagship Shares. Flagship has agreed to make joint elections under subsections 85(1) or 85(2) of the Tax Act with holders of Hawk Shares who accept the Offer and prepare and deliver the applicable forms to it. A holder of Hawk Shares may be able to defer all or a portion of any such capital gain by making such joint election with Flagship. See "Canadian Federal Income Tax Considerations" in the Circular.

## Depositary

Valiant Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Hawk Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Calgary. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Hawk Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Hawk Shares with the Depositary. See "Depositary" in the Circular.

**Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Hawk Shares with the Depositary.**

## OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF HAWK ENERGY CORP.

### 1. The Offer

**Offer for the Class A Shares of Hawk**

Flagship hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Hawk A Shares, including Hawk A Shares which may become outstanding on the exercise of Hawk Options or other rights to purchase Hawk A Shares on the basis of, for each Hawk A Share deposited under the Hawk A Share Offer, at the election of the holder thereof: (i) $8.25 (Canadian) in cash (the "**Cash Alternative**"); or (ii) 1.5566 of a Flagship A Share (the "**A Share Alternative**"); or (iii) 1.2692 of a Flagship B Share (the "**B Share Alternative**"); or (iv) a combination thereof (the "**Combination Alternative**"), subject to the limitations on the aggregate amount of cash payable and the aggregate number of Flagship A Shares and Flagship B Shares issuable under the Hawk A Share Offer described below.

A Shareholder may elect to receive, subject to pro-rationing: (i) all cash; (ii) all Flagship A Shares; (iii) all Flagship B Shares; or (iv) a combination of cash and Flagship A Shares and/or Flagship B Shares for the number of Hawk A Shares specified by the Shareholder in the Letter of Transmittal, aggregating the total number of Hawk A Shares tendered by a Shareholder under the Hawk A Share Offer.

**Shareholders who do not properly elect either the Cash Alternative, the A Share Alternative, the B Share Alternative or the Combination Alternative with respect to any Hawk A Shares deposited by them pursuant to the Hawk A Share Offer will be deemed to have elected, firstly, the A Share Alternative; secondly, the B Share Alternative, and thirdly, the Cash Alternative, subject to pro-rationing with respect to such Hawk A Shares.**

The maximum aggregate amount of cash payable by Flagship under the Hawk A Share Offer is limited to $31,382,000. The maximum numbers of Flagship A Shares and Flagship B Shares issuable under the Hawk A Share Offer are limited to 14,944,000 Flagship A Shares and 2,802,000 Flagship B Shares, respectively (subject to the Aggregate A Offer Flagship Share Maximum defined below). In the event that holders of Hawk A Shares elect to receive, in the aggregate, in excess of $31,382,000 in cash pursuant to the Hawk A Share Offer, then such holders of Hawk A Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, Flagship A Shares until such time as the maximum number of Flagship A Shares available under the Hawk A Share Offer is satisfied and, secondly, to have received Flagship B Shares to the extent necessary thereafter. In the event that holders of Hawk A Shares elect or are deemed to have elected to receive, in the aggregate, in excess of 14,944,000 Flagship A Shares pursuant to the Hawk A Share Offer, then such holders of Hawk A Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, cash until such time as the maximum amount of cash available under the Hawk A Share Offer is reached and, secondly, to have received Flagship B Shares to the extent necessary thereafter. In the event that holders of Hawk A Shares elect or are deemed to have elected to receive, in the aggregate, in excess of 2,802,000 Flagship B Shares pursuant to the Hawk A Share Offer, then such holders of Hawk A Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, cash until such time as the maximum amount of cash available under the Hawk A Share Offer is reached and, secondly, to have received Flagship A Shares to the extent necessary thereafter.

The aggregate number of Flagship A Shares and Flagship B Shares to be issued under the Hawk A Share Offer shall not, in any event, collectively exceed 16,064,800 Flagship Shares (the "**Aggregate A Offer Flagship Share Maximum**"). In the event that holders of Hawk A Shares elect or are deemed to have elected to receive under the Hawk A Share Offer, in the aggregate, a number of Flagship Shares which exceeds the Aggregate A Offer Flagship Share Maximum, then the maximum number of Flagship B Shares otherwise available shall be reduced accordingly and such holders of Hawk A Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, cash until such time as the maximum amount of cash available under the Hawk A Offer is reached, and, secondly, to have received Flagship A Shares to the extent necessary thereafter.

The proportions of the $31,382,000 cash, 14,944,000 Flagship A Shares or 2,802,000 Flagship B Shares available to be paid or issued (as may be adjusted pursuant to the terms of the Hawk A Offer) for Hawk A Shares acquired



21

pursuant to the Hawk A Share Offer on any date that Hawk A Shares are taken-up under the Hawk A Share Offer will be the same proportion that the Hawk A Shares being taken-up on such date is of the outstanding Hawk A Shares on a diluted basis (or on such other reasonable basis as determined by Flagship).

**Offer for the Class B Shares of Hawk**

Flagship hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Hawk B Shares, on the basis of, for each Hawk B Share deposited under the Hawk B Share Offer, at the election of the holder thereof: (i) $10.00 (Canadian) in cash (the "**Cash Alternative**"); or (ii) 1.8868 of a Flagship A Share (the "**A Share Alternative**"); or (iii) 1.5385 of a Flagship B Share (the "**B Share Alternative**"); or (iv) a combination thereof (the "**Combination Alternative**"), subject to the limitation on the aggregate amount of cash payable and the aggregate number of Flagship A Shares and Flagship B Shares issuable under the Hawk B Share Offer described below.

A Shareholder may elect to receive, subject to pro-rationing: (i) all cash; (ii) all Flagship A Shares; (iii) all Flagship B Shares; or (iv) a combination of cash and Flagship A Shares and/or Flagship B Shares for the number of Hawk B Shares specified by the Shareholder in the Letter of Transmittal, aggregating the total number of Hawk B Shares tendered by a Shareholder under the Hawk B Share Offer.

**Shareholders who do not properly elect either the Cash Alternative, the A Share Alternative, the B Share Alternative or the Combination Alternative with respect to any Hawk B Shares deposited by them pursuant to the Hawk B Share Offer will be deemed to have elected, firstly, the A Share Alternative; secondly, the B Share Alternative, and thirdly, the Cash Alternative, subject to pro-rationing with respect to such Hawk B Shares.**

The maximum aggregate amount of cash payable by Flagship under the Hawk B Share Offer is limited to $2,218,000. The maximum numbers of Flagship A Shares and Flagship B Shares issuable under the Hawk B Share Offer are limited to 1,056,000 Flagship A Shares and 198,000 Flagship B Shares, respectively (subject to the Aggregate B Offer Flagship Share Maximum defined below). In the event that holders of Hawk B Shares elect to receive, in the aggregate, in excess of $2,218,000 in cash pursuant to the Hawk B Share Offer, then such holders of Hawk B Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, Flagship B Shares until such time as the maximum number of Flagship B Shares available under the Hawk B Share Offer is satisfied and, secondly, to have received Flagship A Shares to the extent necessary thereafter. In the event that holders of Hawk B Shares elect or are deemed to have elected to receive, in the aggregate, in excess of 1,056,000 Flagship A Shares pursuant to the Hawk B Share Offer, then such holders of Hawk B Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, cash until such time as the maximum amount of cash available under the Hawk B Share Offer is reached and, secondly, to have received Flagship B Shares to the extent necessary thereafter. In the event that holders of Hawk B Shares elect or are deemed to have elected to receive, in the aggregate, in excess of 198,000 Flagship B Shares pursuant to the Hawk B Share Offer, then such holders of Hawk B Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, cash until such time as the maximum amount of cash available under the Hawk B Share Offer is reached and, secondly, to have received Flagship A Shares to the extent necessary thereafter.

The aggregate number of Flagship Shares to be issued under the Hawk B Share Offer shall not, in any event, collectively exceed 1,135,200 Flagship Shares (the "**Aggregate B Offer Flagship Share Maximum**"). In the event that holders of Hawk B Shares elect or are deemed to have elected to receive under the Hawk B Share Offer, in the aggregate, a number of Flagship Shares which exceeds the Aggregate B Offer Flagship Share Maximum, then the maximum number of Flagship B Shares otherwise available shall be reduced accordingly and such holders of Hawk B Shares shall be deemed to have elected, on a proportionate basis, to have received, firstly, cash until such time as the maximum amount of cash available under the Hawk B Share Offer is reached and, secondly, to have received Flagship A Shares to the extent necessary thereafter.

The proportions of the $2,218,000 cash, 1,056,000 Flagship A Shares or 198,000 Flagship B Shares available to be paid or issued (as may be adjusted pursuant to the terms of the Hawk B Share Offer) for Hawk B Shares acquired pursuant to the Hawk B Share Offer on any date that Hawk B Shares are taken-up under the Hawk B Share Offer will be the same proportion that the Hawk B Shares being taken-up on such date is of the outstanding Hawk B Shares on a diluted basis (or on such other reasonable basis as determined by Flagship).

To the extent that the aggregate maximum amounts of cash, Flagship A Shares and Flagship B Shares payable pursuant to the Hawk A Share Offer are not exceeded, the amount of cash, number of Flagship A Shares and Flagship B Shares which would otherwise have been available in respect of the Hawk A Share Offer shall become available to be paid under the Hawk B Share Offer.

**General**

Fractional Flagship Shares will not be issued. Fractional interests will be rounded to the nearest whole number. In calculating such fractional interests, all Hawk A Shares and Hawk B Shares, as the case may be, held by a beneficial holder shall be aggregated.

The Offer is made only for the Hawk Shares and not for any Hawk Options or other rights to acquire Hawk Shares. It is a condition to the Offer that all Hawk Options shall either have been exercised or terminated, or may be terminated or otherwise dealt with on a basis acceptable to Flagship, acting reasonably, prior to Flagship taking up any Hawk Shares pursuant to the Offer. Any holder of Hawk Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain certificates representing Hawk A Shares and deposit the Hawk A Shares which such person continues to own at or prior to the Expiry Time in accordance with the Offer.

Hawk Shareholders may make an election under subsection 85(1) or 85(2) of the Tax Act with respect to Hawk Shares tendered by complying with the procedures set forth under "Canadian Federal Income Tax Considerations" in the Circular.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Hawk Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No Flagship Shares will be delivered in the United States or to or for account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Flagship is satisfied that the Flagship Shares may be delivered in such other jurisdiction without further action by Flagship or on a basis otherwise determined acceptable to Flagship in its sole discretion.

**The accompanying Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.**

**2. Time for Acceptance**

The Offer is open for acceptance until the Expiry Time unless withdrawn by Flagship. Flagship may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer to Purchase, "Extension and Variation of the Offer".

**3. Manner of Acceptance**

*Letter of Transmittal*

Shareholders may accept the Offer by delivering to the Depositary at the offices of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Hawk A Shares and Hawk B Shares in respect of which the Offer is being accepted;

(b) the applicable Letter(s) of Transmittal (which is on blue paper for use by holders of Hawk A Shares and on green paper for use by holders of Hawk B Shares), or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter(s) of Transmittal.

If the certificate or certificates representing Hawk Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Hawk Shares being deposited, if the certificates representing the Flagship Shares issuable in consideration for Hawk Shares under the Offer are to be issued to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Hawk or if Hawk Shares deposited but not tendered are to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Hawk Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

*Procedure for Guaranteed Delivery*

If a Shareholder wishes to deposit Hawk Shares pursuant to the Offer and: (i) the certificate or certificates representing such Hawk Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate or certificates representing such Hawk Shares and all other required documents to the Depositary prior to the Expiry Time, such Hawk Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Calgary, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Hawk Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Hawk Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its offices in Calgary as set forth in the Letter of Transmittal on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Calgary prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

*General*

In all cases, payment for Hawk Shares deposited and taken up by Flagship pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Hawk Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Hawk Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

**The method of delivery of the Letter of Transmittal, certificates representing the Hawk Shares and all other required documents is at the option and risk of the person depositing the same. Flagship recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Flagship recommends that registered mail with return receipt requested be used and that proper insurance be obtained.**

**Shareholders whose Hawk Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hawk Shares.**

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Hawk Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of Flagship, and each of them, and any other person designated by Flagship in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Hawk Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "**Purchased Shares**") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after March 6, 2006 (collectively, the "**Other Shares**"), effective on and after the date that Flagship takes up and pays for the Purchased Shares (the "**Effective Date**"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Hawk; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Flagship any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Flagship as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Flagship and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Hawk Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Flagship upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Hawk Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Hawk Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Hawk Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Hawk Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Hawk Shares (and any Other Shares) are taken up and paid for by Flagship, Flagship will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Hawk Shares deposited pursuant to the Offer will be determined by Flagship in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Flagship reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Flagship reserves the absolute right to waive any defect or irregularity in the deposit of any Hawk Shares. There shall be no duty or obligation on Flagship, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Flagship's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Flagship reserves the right to permit the Offer to be accepted in a manner other than those set out above.

**4. Conditions of the Offer**

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Flagship reserves the right to withdraw or terminate the Offer and not take up and pay for any Hawk Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Hawk Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Flagship:

(a) at the Expiry Time, and at the time Flagship first takes up Hawk Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Hawk A Shares and at least 90% of the outstanding Hawk B Shares (calculated on a diluted basis) other than Hawk Shares held by persons whose Hawk Shares may not be included as part of the minority approval of a Second Stage Transaction;

(b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Flagship, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Flagship in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Hawk, Flagship, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Hawk carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of Flagship, acting reasonably:

  (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Flagship of the Hawk Shares or the right of Flagship to own or exercise full rights of ownership of the Hawk Shares;

  (ii) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Hawk or would have a material adverse effect on Flagship or Flagship's ability to complete the Offer, as determined by Flagship, acting reasonably; or

  (iii) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving Flagship and/or an affiliate of Flagship and Hawk and/or the holders of Hawk Shares for the purposes of Hawk becoming, directly or indirectly, a wholly owned subsidiary of Flagship or effecting a Second Stage Transaction;

(d) Flagship shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Flagship making the Offer or taking up and paying for all of the Hawk Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Hawk Shares not acquired under the Offer;

(e) Flagship shall have determined, in its sole judgment, acting reasonably, that (i) Hawk shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement, and (ii) all representations and warranties of Hawk contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect on the Take-up Date, provided that Hawk has been given notice of and three (3) Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f) Flagship shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Hawk shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to Flagship in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Hawk shall have occurred;

(g) the Pre-Acquisition Agreement shall not have been terminated or Flagship shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of Flagship to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Hawk or to the value of the Hawk Shares to Flagship;

(h) Flagship shall in its sole judgement, acting reasonably, be satisfied that all outstanding Hawk Options, and all other rights to acquire any Hawk Shares, if any, shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Flagship, acting reasonably, prior to Flagship taking up any Hawk Shares pursuant to the Offer; and

(i) each of the directors and officers of Hawk (other than those agreed to by Flagship) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors) together with mutual releases in favour of Hawk and Flagship and such directors and officers, effective on the Take-up Date, each in form and substance and on such terms as are satisfactory to Flagship.

The foregoing conditions are for the exclusive benefit of Flagship. Flagship may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Flagship). Flagship may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which Flagship may have. The failure by Flagship at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Flagship concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Flagship to that effect to the Depositary at its principal office in Calgary, Alberta. Flagship, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer to Purchase, "Notice and Delivery". If the Offer is withdrawn, Flagship shall not be obligated to take up and pay for any Hawk Shares deposited under such Offer and all certificates for deposited Hawk Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at Flagship's expense.

## 5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Flagship's sole discretion, subject to the terms of the Pre-Acquisition Agreement.

Subject to the terms of the Pre-Acquisition Agreement, Flagship reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Flagship, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer to Purchase, "Notice and Delivery", to all Shareholders whose Hawk Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Flagship if all of the terms and conditions of the Offer, excluding those waived by Flagship, have been fulfilled or complied with unless Flagship first takes up all of the Hawk Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Hawk Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Flagship in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, "Withdrawal of Deposited Hawk Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Flagship of its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer". If the consideration being offered for the Hawk Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Hawk Shares are taken up under the Offer.

## 6. Payment for Deposited Hawk Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by Flagship, Flagship will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Hawk Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Hawk Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Hawk Shares deposited under the Offer after the first date on which Hawk Shares have been taken up by Flagship are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, Flagship expressly reserves the right in its sole discretion to delay taking up or paying for any Hawk Shares or to terminate the Offer and not take up or pay for any Hawk Shares if any condition specified in Section 4 of the Offer to Purchase, "Conditions of the Offer", is not satisfied or waived by Flagship, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. Flagship also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Hawk Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Flagship will not, however, take up and pay for any Hawk Shares deposited under the Offer unless it simultaneously takes up and pays for all Hawk Shares then validly deposited under the Offer. Flagship will be deemed to have taken up and accepted for payment Hawk Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when Flagship gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Hawk Shares pursuant to the Offer.

Flagship will pay for Hawk Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and a direction to issue to, or on behalf of each such Shareholder, Flagship Shares on the basis set forth in Section 1 of the Offer to Purchase, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Hawk Shares under the Offer.

No fractional Flagship Shares will be issued. Fractional interests will be rounded to the nearest whole number. If a Shareholder deposits more than one certificate for Hawk Shares which are taken up by Flagship, the number of Flagship A Shares and Flagship B Shares, as the case may be, issuable to such Shareholder will be computed on the basis of the aggregate number of Hawk A Shares and Hawk B Shares, as the case may be, deposited by such Shareholder.

Under no circumstances will interest accrue or be paid by Flagship or the Depositary to persons depositing Hawk Shares on the purchase price of Hawk Shares purchased by Flagship, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Hawk Shares in acceptance of the Offer for the purposes of receiving payment from Flagship and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from Flagship to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Hawk Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Flagship Shares and/or issuing or causing to be issued a cheque payable in Canadian funds to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the Flagship Shares may be lawfully delivered, without further action by Flagship or on a basis acceptable to Flagship in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the Flagship Shares and/or the cheque will be issued in the name of the registered holder of the Hawk Shares deposited. Unless the person depositing the Hawk Shares instructs the Depositary to hold the certificates representing the Flagship Shares and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the Flagship Shares and/or the cheque will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Flagship Shares and/or the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by Hawk. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable law, Flagship may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Hawk Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Hawk Shares than the Shareholder desires to deposit, a certificate for Hawk Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Hawk Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

## 7. Withdrawal of Deposited Hawk Shares

All deposits of Hawk Shares pursuant to the Offer are irrevocable, provided that any Hawk Share deposited in acceptance of the Offer (other than such Hawk Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Hawk Shares are taken up by Flagship.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Hawk Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of Flagship or of any affiliate of Flagship (except to the extent required by applicable law, where the change is a material fact relating to the Hawk Shares),

any Hawk Shares deposited under the Offer and not taken up and paid for by Flagship at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Hawk Shares are not paid for within three Business Days of being taken up, any Hawk Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Hawk Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Hawk Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Hawk Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Hawk Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Hawk Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Flagship, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on Flagship, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Flagship extends the Offer, is delayed in taking up or paying for Hawk Shares or is unable to take up or pay for Hawk Shares for any reason, then, without prejudice to Flagship's other rights, Hawk Shares deposited under the Offer may be retained by the Depositary, on behalf of Flagship subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 7 of the Offer to Purchase, or pursuant to applicable law.

Withdrawals may not be rescinded and any Hawk Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer to Purchase, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Hawk Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

## 8. Return of Deposited Hawk Shares

If any deposited Hawk Shares are not taken up and paid for by Flagship under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Hawk Shares than are deposited, certificates for Hawk Shares not taken up and paid for or not deposited will be returned at the expense of Flagship by either sending new certificates representing Hawk Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Hawk as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

### 9. Changes in Capitalization, Distributions and Liens

If, on or after March 6, 2006, Hawk should subdivide, consolidate or otherwise change any of the Hawk Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Flagship may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Hawk Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Flagship free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Hawk Shares on or after March 6, 2006. If Hawk should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Hawk Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Flagship or its nominees or transferees on the registers maintained by Hawk of such Hawk Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of Flagship and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Flagship, accompanied by appropriate documentation of transfer. Pending such remittance, Flagship will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by Flagship pursuant to the Offer or deduct from the consideration payable by Flagship pursuant to the Offer the amount or value thereof, as determined by Flagship in its sole discretion.

### 10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and/or certificates representing Flagship Shares in payment for Hawk Shares purchased under the Offer and certificates representing Hawk Shares to be returned will not be mailed if Flagship determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Hawk Shares in respect of which such cheques and/or certificates representing Flagship Shares are being issued were deposited upon application to the Depositary, until such time as Flagship has determined that delivery by mail will no longer be delayed. Flagship shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer to Purchase, "Notice and Delivery". Notwithstanding Section 6 of the Offer to Purchase, "Payment for Deposited Hawk Shares", the deposit of cheques and/or certificates representing Flagship Shares with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Hawk Shares shall be deemed to have been paid for immediately upon such deposit.

### 11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by Flagship or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Hawk and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, Flagship intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Flagship or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Hawk Shares if: (i) it is given to the TSXV; (ii) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

### 12. Acquisition of Hawk Shares Not Deposited

If Flagship takes up and pays for Hawk Shares deposited under the Offer, Flagship intends to seek to acquire, directly or indirectly, all of the remaining Hawk Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Flagship will cause the Hawk Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Hawk Shares Not Deposited" in the Circular.

### 13. Market Purchases and Sales of Hawk Shares

To the extent permitted by law, Flagship reserves the right to, and may, acquire (or cause an affiliate to acquire) Hawk Shares by making purchases through the facilities of the TSXV, at any time and from time to time prior to the Expiry Time. In no event will Flagship make any such purchases of Hawk Shares through the facilities of the TSXV before the third Business Day following the date of the Offer. If Flagship should acquire Hawk Shares by making purchases through the facilities of the TSXV during the Offer Period, the Hawk Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Hawk Shares acquired by Flagship through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding Hawk Shares as of the date of the Offer.

Although Flagship has no present intention to sell Hawk Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Hawk Shares after the Expiry Time.

### 14. Other Terms of the Offer

**The provisions of the Circular, Letters of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.**

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

**No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Flagship other than as contained in this Offer or in the Circular, Letters of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Flagship, Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Flagship by brokers or dealers licensed under the laws of such jurisdiction.**

Flagship shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Hawk Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Hawk Shares or notice of withdrawal of Hawk Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Flagship reserves the right to waive any defect in acceptance with respect to any particular Hawk Share or any particular Shareholder. There shall be no obligation on Flagship or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Hawk Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Flagship may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Hawk Shares in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 10th day of April, 2006.

FLAGSHIP ENERGY INC.

By: (signed) *"Glenn R. Carley"*
Executive Chairman



33

## CIRCULAR

This Circular is provided in connection with the Offer made by Flagship to purchase all of the outstanding Hawk A Shares and Hawk B Shares (including any Hawk Shares which may become outstanding on exercise of Hawk Options).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings specified under the heading "Abbreviations".

**Although Flagship has had discussions with the management of Hawk and has reviewed certain contracts and records of Hawk, unless otherwise indicated in this Circular, the information concerning Hawk contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Hawk on file with Canadian securities regulatory authorities, the TSXV and other public sources and information provided to Flagship by Hawk. Although Flagship has no knowledge that would indicate that any statements relating to Hawk contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Flagship nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Hawk to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Flagship.**

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Hawk must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Hawk subsequent to the date of the most recent published financial statements of Hawk.

## PURPOSE OF THE OFFER AND PLANS FOR HAWK

### Purpose of the Offer

The purpose of the Offer is to enable Flagship to acquire all of the outstanding Hawk Shares (including Hawk Shares which may become outstanding on the exercise of Hawk Options and any other rights to acquire Hawk Shares).

If Flagship takes up and pays for Hawk Shares deposited pursuant to the Offer, Flagship intends to seek to acquire, directly or indirectly, all of the remaining Hawk Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. Flagship will cause the Hawk Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Hawk Shares Not Deposited".

### Plans for Hawk

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Hawk to allow nominees of Flagship to become members of such Board. If Hawk becomes a wholly-owned subsidiary of Flagship, Flagship may continue to operate Hawk as a wholly-owned subsidiary or Hawk may be amalgamated with or wound-up into Flagship or an affiliate of Flagship or Hawk may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Flagship intends to delist the Hawk Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Hawk to cease to be a reporting issuer under Canadian securities laws.

## BACKGROUND TO AND REASONS FOR THE OFFER

### Background to the Offer

Following Hawk's opening of a data room in December of 2005, management of Flagship began to undertake a review of Hawk's assets and project areas, financial information, land data and other pertinent information for the purpose of determining whether a possible business combination with Hawk would strategically meet the needs of Flagship and create additional shareholder value and opportunities for a combined entity moving forward. Mutual confidentiality agreements were entered into by Hawk and Flagship in connection with the disclosure of information in respect of each company to the other to permit them to conduct due diligence in respect of the other company. During January and February, Flagship continued its discussions with management of Hawk and its financial advisor in respect of the terms and conditions on which a business combination could be affected and each party continued to conduct their due diligence in respect of the other party.

On February 14, 2006, Flagship made a binding proposal in respect of a business combination and Flagship and Hawk entered into an exclusivity arrangement which provided for a period during which a definitive agreement would be negotiated. On March 6, 2006 Flagship and Hawk entered into the Pre-Acquisition Agreement.

### Reasons for the Offer

Flagship believes that the business combination with Hawk will provide a valuable extension of Flagship's operations in its core area in Alberta and excellent synergies with Flagship's existing operations in the area. These properties complement the growing opportunities arising from Flagship's existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of Flagship and Hawk include:

- The Offer represents a significant premium to the trading price of the Hawk Shares prior to the announcement of the Offer;
- Shareholders have flexibility in deciding whether to receive cash and/or Flagship Shares, within the limits prescribed by the Offer;
- An opportunity to participate in a well managed, financially strong company with a diversified asset and production base located in western Canada;
- Enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Hawk into those of Flagship; and
- Shareholders will enjoy enhanced liquidity as Flagship will have a significantly larger market capitalization than Hawk alone.

## PRO FORMA COMBINED INFORMATION

### Selected Pro forma Operational Information

The following table sets out certain operational information for Flagship and Hawk and certain pro forma combined operational information for Flagship and Hawk after giving effect to the acquisition of all of the issued and outstanding Hawk Shares pursuant to the Offer, as at the dates indicated.

| | Flagship | Hawk | Pro Forma Combined |
|---|---|---|---|
| Crude Oil Wells[1] (includes producing & shut-in) | | | |
| Gross | 7 | 168 | 175 |
| Net | 4.7 | 85 | 89.7 |
| Natural Gas Wells[1] | | | |
| Gross | 79 | 52 | 131 |
| Net | 56.9 | 43 | 99.9 |
| Undeveloped Land Holdings[1] | | | |
| Gross Acres | 90,846 | 65,000 | 155,846 |
| Net Acres | 89,814 | 54,000 | 143,814 |
| Reserves (MBOE)[2] | | | |
| Proved | 1,295 | 4,739 | 6,034 |
| Probable | 937 | 2,870 | 3,807 |
| Total | 2,232 | 7,609 | 9,841 |
| Production[3] | | | |
| Natural Gas Production (Mcf/d) | 3,570 | 7,500 | 11,070 |
| Crude Oil & NGL Production (Bbls/d) | 5 | 920 | 925 |
| Total Production (BOE/d) | 600 | 2,170 | 2,770 |

Notes:

(1) As at December 31, 2005.

(2) As at December 31, 2005 in respect of Flagship based upon the AJM Report, and as at October 31, 2005 in respect of Hawk based upon the GLJ Hawk Interim Report. Based on forecast prices and costs, as at December 31, 2005 in respect of Flagship and as at October 31, 2005 in respect of Hawk.

(3) Average for the month of February, 2006, before transportation.

**Selected Pro Forma Consolidated Financial Information**

The following table sets out certain consolidated financial information for Flagship and Hawk as well as certain pro forma consolidated financial information after giving effect to the acquisition of all of the issued and outstanding Hawk Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of Flagship, including the notes thereto, set forth in Appendix "A" to the Circular.**

| ($, except shares) | As at and for the year ended December 31, 2005[1][2] | | Pro forma Consolidated |
|---|---|---|---|
| | Flagship | Hawk | As at and for the year ended December 31, 2005[1] |
| | | | (unaudited) |
| Revenue (before transportation) | 5,790,771 | 32,847,170 | 38,637,941 |
| Net Earnings (Loss) | 318,652 | 6,754,786 | (682,786) |
| Per Share - basic | 0.03 | 0.47 | (0.02) |
| Per Share - diluted | 0.03 | 0.44 | (0.02) |
| Funds Flow from Operations | 2,694,346 | 16,897,855 | 17,476,545 |
| Per Share - basic | 0.29 | 1.18 | 0.48 |
| Per Share - diluted | 0.27 | 1.11 | 0.47 |
| Capital Expenditures, net | 16,290,157 | 30,746,289 | 47,036,446 |
| Debt, net of working capital | (11,663,102) | 18,096,619 | 43,658,072 |
| Total Assets | 57,159,072 | 62,815,646 | 235,243,754 |
| Shareholders' Equity | 46,895,383 | 27,961,084 | 139,326,096 |
| Number of Class A Shares Outstanding | | | |
| Basic | 16,413,752 | 12,985,714 | 32,381,811 |
| Diluted[3] | 19,139,899 | 15,269,661 | 37,145,310 |
| Number of Class B Shares Outstanding | | | |
| Basic | 1,044,899 | 832,500 | 2,244,899 |

Note:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "A" for assumptions and adjustments.

(2) Information based upon the audited financial statements of each company as at December 31, 2005.

(3) Includes the conversion of all Class B Shares outstanding during the period into Class A Shares and after giving effect to the exercise of outstanding share options.

## PRE-ACQUISITION AGREEMENT

*The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.*

### The Offer

Effective March 6, 2006, Flagship and Hawk entered into the Pre-Acquisition Agreement pursuant to which Flagship agreed to make the Offer. See Section 1 of the Offer to Purchase, the "Offer".

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between Flagship and Hawk. Flagship is permitted under the Pre-Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that Flagship shall not, without the prior consent of Hawk, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Hawk Shares on a diluted basis, impose additional conditions to the Offer except for those set forth in the Pre-Acquisition Agreement (including the schedules thereto), decrease or change the form of consideration to be paid for each Hawk Share (unless the consideration includes consideration in addition to the consideration required to be offered pursuant to the Pre-Acquisition Agreement), or make any other change in the Offer which is materially adverse to holders of Hawk Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Hawk Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Flagship has agreed to extend the Offer for a period of not less than 10 days past the initial expiry time pending receipt of such approval.

### Approval by the Board of Directors of Hawk

Pursuant to the Pre-Acquisition Agreement, Hawk consented to the Offer and confirmed that the board of directors of Hawk has unanimously approved the Offer and the Pre-Acquisition Agreement and, based on advice from its financial advisor, has determined that the Offer is fair, from a financial point of view, to Shareholders and is in the best interests of Hawk and the Shareholders and has unanimously resolved to recommend acceptance of the Offer by the Shareholders.

### Pre-Tender Agreements

Flagship has entered into Pre-Tender Agreements with certain holders of Hawk Shares (including all of the directors and officers of Hawk) who hold an aggregate of 4,505,000 Hawk A Shares and 95,400 Hawk B Shares, representing approximately 31.6% of the outstanding Hawk A Shares and 11.4% of the outstanding Hawk B Shares. Under the terms of the Pre-Tender Agreements, the Tendering Shareholders have agreed to tender, and not withdraw, all of their Hawk Shares (including any additional Hawk A Shares they may acquire on exercise of Hawk Options and which they continue to hold at the Expiry Time) to the Offer, subject to the terms and conditions thereof.

The Pre-Tender Agreements may be terminated, at the option of the Tendering Shareholder, upon written notice to Flagship, in the event that: (i) the Pre-Acquisition Agreement is terminated in accordance with its terms, other than as a result of a breach of the Pre-Tender Agreement by the Tendering Shareholder; or (ii) the acquisition of the Hawk Shares by Flagship is not completed on or before June 30, 2006.

### No Solicitation

Pursuant to the Pre-Acquisition Agreement, Hawk agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by Hawk, any of its officers, directors, employees, representatives, agents or other parties on its behalf ("**Representatives**") with respect to any Hawk Acquisition Proposal. In connection therewith, Hawk further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Hawk relating to a Hawk Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honored.

Hawk also agreed that after the execution of the Pre-Acquisition Agreement, Hawk will not, and will not authorize or permit any of its Representatives to, directly or indirectly, solicit, facilitate, initiate or encourage any inquiries or communication or the making of any proposal or offer to Hawk or its Shareholders that constitutes or may reasonably be expected to lead to a Hawk Acquisition Proposal from any person, or enter into or participate in any discussions or negotiations relating thereto, provided, however, that Hawk may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Hawk or any of its Representatives after March 6, 2006) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Hawk and its business, properties and assets if, and only to the extent that:

(a) Hawk provides written notice to Flagship of any inquiries, offers or proposals with respect to a Hawk Acquisition Proposal within 24 hours of the receipt thereof;

(b) the third party has made a Superior Proposal; and

(c) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Hawk provides prompt notice to Flagship specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Flagship and immediately provides Flagship with a copy of such confidentiality agreement, the terms and conditions of any such proposal, the identity of the person making it and, if not previously provided to Flagship, copies of all information provided to such party.

In addition Hawk may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

**Right to Match**

Hawk shall give Flagship at least 48 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Superior Proposal and which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. Hawk shall give Flagship an opportunity of not less than 48 hours to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms than those of the Superior Proposal. In addition, Hawk shall, and shall cause its financial and legal advisors to, negotiate in good faith with Flagship with respect to such amendment. In the event Flagship proposes to amend the Pre-Acquisition Agreement and the Offer to provide that the Hawk Shareholders shall receive a value per Hawk Share greater than the value per Hawk Share provided in the Superior Proposal and so advises the board of directors of Hawk prior to the expiry of such 48 hour period, the board of directors of Hawk shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

**Non-Completion Fees**

Hawk has agreed to pay to Flagship a non-completion fee (the "**Flagship Non-Completion Fee**") of $4.3 million in the event that:

(a) the board of directors of Hawk: (i) fails to recommend that holders of Hawk Shares accept the Offer, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations in respect of the Offer in a manner adverse to the Offer or to Flagship, or shall have resolved to do so prior to the Effective Date, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by Flagship to do so, or upon a Take-Over Proposal being publicly announced or proposed, offered or made to Hawk or the holders of Hawk Shares (such affirmation to be made within two (2) days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, which ever occurs first);

(b) the board of directors of Hawk shall have recommended that holders of Hawk Shares deposit their Hawk Shares under, or vote in favour of, or otherwise accept the Take-Over Proposal;

(c) prior to expiry of the Offer, a bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Hawk Shares and, at the Expiry Time, the Minimum Condition has not been satisfied;

(d) Hawk accepts, recommends, approves or enters into any agreement with any person to implement a Take-Over Proposal prior to the Expiry Time (other than a confidentiality agreement entered into as described under "*No Solicitation*" above);

(e) Hawk is in breach of any of its covenants made in the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Hawk or materially impedes the completion of the transaction contemplated thereby, and Hawk fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Flagship (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Hawk is in breach of any of its representations or warranties made in the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Hawk or materially impede the completion of the transaction contemplated thereby, and Hawk fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Flagship (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Flagship has agreed to pay to Hawk a non-completion fee (the "**Hawk Non-Completion Fee**") of $4.3 million in the event that:

(a) Flagship is in breach of any of its covenants made in the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Flagship or materially impedes the completion of the transaction contemplated thereby, and Flagship fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Hawk (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(b) Flagship is in breach of any of its representations or warranties made in the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Flagship or materially impede the completion of the transaction contemplated thereby, and Flagship fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Hawk (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

**Hawk Options**

Pursuant to the Pre-Acquisition Agreement, all persons holding Hawk Options who may do so under securities laws and in accordance with the terms of the Hawk Options held by them, shall be entitled to exercise all of their Hawk Options and tender Hawk A Shares issued in connection therewith, and which have not been sold in the market prior to the Expiry Time, under the Offer upon payment of the exercise price in full. All Hawk Options that are tendered to Hawk for exercise, conditional on Flagship taking up Hawk Shares under the Offer ("**Conditional Option Exercise**"), shall be deemed to have been exercised immediately prior to the take up of Hawk Shares by Flagship. Furthermore, Flagship shall accept as validly tendered under the Offer as of the Take-up Date, all Hawk A Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Hawk Options indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised Hawk Options to Hawk for cancellation effective immediately prior to the Take-up Date. Flagship's obligation to take-up and pay for Hawk Shares under the Offer is conditional upon all outstanding Hawk Options that are not exercised prior to the Take-up Date being either surrendered or terminated prior thereto.

**Other Matters**

The Pre-Acquisition Agreement further provides, among other things:

(a) restrictions and limitations on interim operations that may be conducted by Hawk and Flagship, respectively, until the Expiry Date, without the consent of the other party;

(b) that if Flagship takes up and pays for Hawk Shares pursuant to the terms of the Offer, Hawk agrees to use all commercially reasonable efforts to assist Flagship in acquiring the balance of the Hawk Shares by way of a Second Stage Transaction;

(c) Hawk agrees to assist Flagship to secure the resignations of all directors of Hawk effective at such time as may be required by Flagship and to use its best commercial efforts to cause the election of the Flagship nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting;

(d) Upon Flagship taking up and paying for the Minimum Required Shares pursuant to the Offer, the board of directors of Flagship shall appoint up to two nominees of Hawk, acceptable to Flagship, to the board of directors of Flagship; and

(e) subject to the terms and conditions of the Pre-Acquisition Agreement and to fiduciary obligations under applicable laws, each of Flagship and Hawk agree to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Pre-Acquisition Agreement.

**Termination**

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a) by mutual written agreement of Flagship and Hawk; or

(b) by either Flagship or Hawk, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final; or

(c) by Flagship, if the conditions to making the Offer are not satisfied or waived prior to the time specified, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d) by Hawk, if Flagship has not taken up and paid for the Hawk Shares deposited under the Offer on or before the Outside Date; or

(e) by either Flagship or Hawk, if the Offer terminates or expires at the Expiry Time without Flagship taking up and paying for any of the Hawk Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(f) by Flagship, if the Flagship Non-Completion Fee becomes payable; or

(g) by Hawk, if the Flagship Non-Completion Fee becomes payable and payment thereof is made to Flagship; or

(h) by Hawk, if the Hawk Non-Completion Fee becomes payable; or

(i) by Flagship, if the Hawk Non-Completion Fee becomes payable and payment thereof is made to Hawk; or

(j) by Flagship if a Material Adverse Change in respect of Hawk shall have occurred; or

(k) by Hawk if a Material Adverse Change in respect of Flagship shall have occurred.

**FLAGSHIP ENERGY INC.**

Flagship's business is the exploration for, and the acquisition, development and production of oil and natural gas reserves primarily in western Canada.

Flagship's principal office is located at Suite 1010, 311 - 6th Avenue S.W., Calgary, Alberta, T2P 3H2 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Flagship was originally incorporated under the name "Herdis International Canada Inc." on July 21, 1983 under the *Company Act* (British Columbia). On February 10, 1987, Flagship's name was changed to "Deep Shaft Technology International Inc." and on November 15, 1988, its name was changed to "Noram Environmental Solutions Inc.". On February 27, 1997, Flagship was continued from British Columbia to Alberta. On July 1, 1997, Flagship and its then wholly-owned subsidiary, Alternative Fuel Systems Inc., were amalgamated under the ABCA, under the name "Alternative Fuel Systems Inc.".

On April 9, 2003 Alternative Fuel Systems Inc. filed for creditor protection under the *Companies' Creditors Arrangement Act* (Canada) in order to facilitate a corporate restructuring. Effective June 30, 2004 Flagship completed a debt and equity restructuring (the "2004 Arrangement") which allowed it to emerge from creditor protection. Pursuant to the 2004 Arrangement, Flagship changed its name to "AFS Energy Inc." and transferred all of its assets and liabilities (other than its accumulated non-capital tax losses) to a third party and ceased all active business operations.

On February 15, 2005, Flagship entered into an arrangement agreement which resulted in the reorganization of Flagship as a junior oil and natural gas exploration and development company, with assets meeting the Tier 1 listings requirements of the TSXV, an experienced oil and gas management team and sufficient cash to carry out initial operations (the "2005 Arrangement"). The 2005 Arrangement became effective on May 24, 2005 at which time Flagship changed its name to "Flagship Energy Inc.".

On July 27, 2005 Flagship completed the acquisition of all of the outstanding shares of New Venture Energy Inc., a private oil and gas company incorporated under the *Business Corporations Act* (Saskatchewan), on December 8, 2004. Flagship and New Venture Energy Inc. were amalgamated under the ABCA on August 1, 2005 under the name "Flagship Energy Inc.".

## Documents Incorporated by Reference

The following documents of Flagship and Hawk, as the case may be, which have been filed with securities commissions or other similar authorities in the provinces of Canada, are incorporated by reference into and form an integral part of this Circular:

(a) the Annual Information Form of Flagship dated April 7, 2006 for the year ended December 31, 2005;

(b) the audited comparative financial statements of Flagship for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon and management's discussion and analysis for the year ended December 31, 2005;

(c) the Material Change Report of Flagship dated February 16, 2006 in respect of the proposed acquisition of Hawk by Flagship; and

(d) the audited comparative financial statements of Hawk for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' reports thereon.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative financial statements and management's discussion and analysis for Flagship's most recently completed financial year, together with the accompanying report of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Flagship with the provincial securities commissions or similar authorities in Canada after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into and form an integral part of this Circular.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.**

Copies of the documents incorporated by reference may be obtained on request without charge from the Chief Financial Officer of Flagship at Suite 1010, 311 - 6th Avenue S.W., Calgary, Alberta, T2P 3H2 (Telephone: (403) 264-7222) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("**SEDAR**") website at www.sedar.com. The Corporation's SEDAR profile number is 03847.

For pro-forma information with respect to Flagship following completion of the Offer, see Appendix "A" - Pro Forma Financial Statements of Flagship, which is appended hereto and is incorporated herein.

## Description of Share Capital

Flagship is authorized to issue an unlimited number of Class A voting shares, an unlimited number of Class B voting shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2006, 16,417,587 Flagship A Shares and 1,045,762 Flagship B Shares were issued and outstanding.

### Capitalization of Flagship

The following table sets forth the capitalization of Flagship as at December 31, 2005 before and after giving effect to the completion of the Offer:

| | Authorized | As at December 31, 2005 | As at December 31, 2005 after giving effect to the Offer[1] |
|---|---|---|---|
| | | (audited) | (unaudited) |
| Class A Shares | Unlimited | $37,197,262<br>(16,413,752 shs) | $121,827,975<br>(32,381,811 shs) |
| Class B Shares | Unlimited | $9,135,000<br>(1,044,899 shs) | $16,935,000<br>(2,244,899 shs) |
| Debt, net of Working Capital[3] | - | $(11,663,102) | $43,658,072 |

Notes:

(1) Assuming all of the Hawk Shares are acquired pursuant to the Offer and that $33.6 million in cash is paid, and approximately 16 million Flagship A Shares and 1.2 million Flagship B Shares are issued, by Flagship pursuant to the Offer in exchange for Hawk Shares.

(2) In addition, as at March 31, 2006, Flagship has 1,730,850 Flagship A Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $0.35 to $5.59 and 69,448 Flagship A Shares and 15,626 Flagship B Shares reserved for issuance pursuant to outstanding purchase warrants.

(3) Flagship has an $8 million demand revolving operating credit facility from a Canadian financial institution. Amounts outstanding under the facility bear interest at the bank's prime lending rate plus 3/4%, subject to adjustment depending on the debt to cash flow ratio, and are collateralized by a General Security Agreement providing a security interest over Flagship's assets.

(4) The available amount of Flagship's demand revolving operating credit facility has been increased to $55 million subject to Flagship acquiring a minimum of 66 2/3% of the Hawk Shares.

(5) At December 31, 2005, Flagship had retained earnings of $177,620, contributed surplus of $385,500 and carry-over warrants carried at $1.00.

### Dividend Record and Policy

Flagship has not paid any dividends on the outstanding Flagship Shares. The board of directors of Flagship will determine the actual timing, payment and amount of dividends, if any, that may be paid by Flagship from time to time based upon, among other things, the cash flow, results of operations and financial condition of Flagship, the need for funds to finance ongoing operations and other business considerations as the board of directors of Flagship considers relevant.

### Price Range and Trading Volume of Flagship Shares

The Flagship A Shares and Flagship B Shares are listed on the TSXV and trade under the symbol "FG.A" and "FG.B", respectively. The following table sets forth the high and low trading prices and the volume of Flagship Shares traded as reported on the TSXV for the periods indicated, commencing with the date such shares began trading on the TSXV.

| | | Price Range | | | | Trading Volume | |
|---|---|---|---|---|---|---|---|
| | | High ($) | | Low ($) | | | |
| | | Flagship A Shares | Flagship B Shares | Flagship A Shares | Flagship B Shares | Flagship A Shares | Flagship B Shares |
| 2005 | June | 4.50 | 5.10 | 2.75 | 4.50 | 334,119 | 38,866 |
| | July | 4.54 | 4.80 | 3.40 | 4.51 | 93,939 | 10,610 |
| | August | 4.85 | 4.85 | 4.25 | 4.60 | 132,800 | 50,509 |
| | September | 6.40 | 5.65 | 4.49 | 4.84 | 197,621 | 21,196 |
| | October | 6.25 | 5.59 | 5.02 | 5.00 | 221,445 | 17,084 |
| | November | 6.00 | 6.00 | 5.30 | 5.10 | 77,596 | 9,180 |
| | December | 5.89 | 6.00 | 5.30 | 5.65 | 120,196 | 13,328 |
| 2006 | January | 5.65 | 7.50 | 5.00 | 6.04 | 184,319 | 12,604 |
| | February | 5.49 | 6.50 | 4.15 | 6.04 | 264,485 | 31,654 |
| | March | 4.78 | 6.10 | 4.15 | 5.81 | 512,791 | 106,729 |

On February 14, 2006, the last trading day prior to the date of the public announcement by Flagship and Hawk of the Offer, the closing prices of the Flagship A Shares and Flagship B Shares on the TSXV were $4.60 and $6.50, respectively.

**Auditors, Registrar and Transfer Agent**

The auditors of Flagship are Ernst & Young LLP, Chartered Accountants, Suite 1000, 444 – 2nd Avenue S.W., Calgary Alberta, T2P 5E9

Valiant Trust Company, at is principal offices in Calgary, Alberta and through its agent, BNY Trust Company of Canada in Toronto, Ontario is the registrar and transfer agent for the Flagship Shares.

## HAWK ENERGY CORP.

Hawk was incorporated under the laws of the Province of Alberta on January 16, 2003. Hawk's principal office is located at Suite 717, 734 – 7th Avenue S.W., Calgary, Alberta, T2P 3P8 and Hawk's registered office is located at 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

**General**

Hawk is in the business of the acquisition of, the exploration for, and the development and production of petroleum and natural gas in western Canada. Disclosure documents of Hawk are available through the internet on the SEDAR website at *www.sedar.com*.

**Description of Share Capital**

Hawk's share capital currently consists of an unlimited number of Hawk A Shares, an unlimited number of Hawk B Shares and an unlimited number of preferred shares, issuable in series. As of March 24, 2006, 14,264,000 Hawk A Shares, 832,500 Hawk B Shares and no preferred shares were outstanding.

**Dividend Record and Policy**

Based on information provided by Hawk no dividends have been paid on the shares since incorporation and it is not expected that dividends will be paid on the Hawk Shares in the foreseeable future.

**Price Range and Trading Volume of Hawk Shares**

The Hawk A Shares and Hawk B Shares are listed and posted for trading on TSXV under the trading symbols "HK.A" and "HK.B", respectively. The following table sets forth the high and low trading prices and the volume of Hawk Shares traded as reported on the TSXV for the periods indicated:

| | | Price Range | | | | Trading Volume | |
|---|---|---|---|---|---|---|---|
| | | High ($) | | Low ($) | | | |
| | | Hawk A Shares | Hawk B Shares | Hawk A Shares | Hawk B Shares | Hawk A Shares | Hawk B Shares |
| 2004 | First Quarter | 3.10 | 5.75 | 2.25 | 5.10 | 648,677 | 11,430 |
| | Second Quarter | 3.50 | 7.30 | 2.70 | 5.31 | 708,734 | 19,930 |
| | Third Quarter | 3.40 | 6.40 | 2.40 | 6.01 | 218,300 | 4,450 |
| | Fourth Quarter | 3.90 | 7.25 | 3.25 | 6.20 | 541,702 | 18,470 |
| 2005 | First Quarter | 5.00 | 8.50 | 3.59 | 7.10 | 2,380,195 | 17,000 |
| | Second Quarter | 5.31 | 8.10 | 4.16 | 7.54 | 321,477 | 52,688 |
| | Third Quarter | 6.75 | 8.50 | 4.91 | 8.05 | 532,325 | 7,800 |
| | October | 6.00 | 8.40 | 5.20 | 8.25 | 89,500 | 6,880 |
| | November | 6.10 | 8.50 | 5.05 | 8.40 | 142,000 | 7,750 |
| | December | 6.01 | 8.60 | 5.70 | 8.12 | 156,270 | 3,600 |
| 2006 | January | 6.50 | N/A | 6.00 | N/A | 73,559 | Nil |
| | February | 7.74 | 9.25 | 6.00 | 8.00 | 821,220 | 104,530 |
| | March | 7.25 | 9.25 | 6.70 | 8.80 | 865,658 | 119,820 |

Note:

On February 14, 2006, the last trading day prior to the date of the public announcement by Flagship and Hawk of the Offer, the closing prices of the Hawk A Shares and Hawk B Shares on the TSXV were $6.10 and $8.00, respectively.

## SOURCE OF FUNDS

Flagship estimates that if the maximum amount of cash available is paid to acquire the Hawk Shares under the Offer, the total cash amount required to complete the Offer and to pay Flagship's related fees and expenses will aggregate approximately $34 million. The related fees and expenses payable by Flagship include the fees payable by Flagship to legal counsel, auditors, independent engineers, the Depositary, the Dealer Manager and printing and mailing costs and miscellaneous matters.

Flagship has sufficient funds available to it to fully satisfy its obligations under the Offer through working capital and available credit facilities. See "Flagship Energy Inc. – Capitalization of Flagship" for a description of the source of funds which will be used to fund the cash requirements of the Offer.

## EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Hawk Shares by Flagship pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Hawk Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Hawk Shares held by Shareholders other than Flagship. After the purchase of Hawk Shares under the Offer, Hawk may cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the Hawk Shares from such exchange. Among such criteria are the number of holders of Hawk Shares, the number of Hawk Shares publicly held and the aggregate market value of the Hawk Shares publicly held. Depending on the number of Hawk Shares purchased pursuant to the Offer, it is possible that the Hawk Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Hawk Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Hawk Shares. It is the intention of Flagship to apply to delist the Hawk Shares from the TSXV as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Hawk Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

## ACQUISITION OF HAWK SHARES NOT DEPOSITED

### General

The purpose of the Offer is to enable Flagship to acquire all of the outstanding Hawk Shares. If Flagship takes up and pays for Hawk Shares under the Offer, Flagship intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Hawk Shares or, if necessary, to acquire such remaining Hawk Shares pursuant to a Second Stage Transaction, as discussed below.

### Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the shares of any class of shares to which the Offer relates (calculated on a diluted basis) other than Hawk Shares held at the date of the Offer by or on behalf of Flagship or its affiliates and associates (as defined in the ABCA), and Flagship acquires such deposited Hawk Shares, then Flagship is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Hawk Shares held by each Shareholder who did not accept the Offer (a "**Dissenting Offeree**") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the securities of such class that were acquired under the Offer (a "**compulsory acquisition**").

To exercise this statutory right, Flagship must give notice (the "**Flagship's Notice**") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the Flagship's Notice, Flagship must pay or transfer to Hawk the amount of money or other consideration Flagship would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Flagship's Notice, each Dissenting Offeree must send the certificates representing the Hawk Shares to which the Offer relates held by such dissenting Offeree to Hawk, and may elect either to transfer such shares to Flagship on the terms on which Flagship acquired Hawk Shares under the Offer or to demand payment of the fair value of such shares by so notifying Flagship and by applying to the Court of Queen's Bench of Alberta to fix that value, within 60 days after the date of the sending of the Flagship's Notice. If a Dissenting Offeree fails to notify Flagship and apply to the Court of Queen's Bench of Alberta within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Hawk Shares to Flagship on the same terms (including price) as Flagship acquired the Hawk Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Hawk Shares, Flagship also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Hawk Shares of such Dissenting Offeree. Any judicial determination of the fair value of the Hawk Shares could be more or less than the value of the consideration payable pursuant to the Offer.

**The foregoing is only a summary of the right of compulsory acquisition which may become available to Flagship. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of Hawk Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.**

### Second Stage Transaction

If Flagship takes up and pays for Hawk Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available, or Flagship elects not to pursue such right, Flagship currently intends to pursue other means of acquiring, directly or indirectly, the remainder of the Hawk Shares not acquired by Flagship pursuant to the Offer, in accordance with applicable law, including by way of a Second Stage Transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Hawk Shares acquired pursuant to the Offer.

OSC Rule 61-501 and Policy Q-27 may deem certain types of Second Stage Transactions to be "business combinations" in the case of OSC Rule 61-501 or "going private transactions" in the case of Policy Q-27. OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. If Flagship decides to effect a business combination or going private transaction, Flagship intends to satisfy the conditions set forth in OSC Rule 61-501 and Policy Q-27 (including the requirement that the transaction be completed within 120 days of the expiry of the Offer) in order to rely on an available exemption(s) (or, if such exemption(s) is not available, to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting Hawk and Flagship or one or more of its affiliates, as appropriate) from the valuation requirements of OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Hawk A Shares and Hawk B Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as the case may be, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. If, however, following the Offer, Flagship and its affiliates are the registered holders of 90% or more of the Hawk Shares at the time the Second Stage Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an appraisal remedy under the ABCA or substantially equivalent enforceable right is made available to minority shareholders that is described in the disclosure document for the Second Stage Transaction.

In relation to the Offer and any business combination or going private transaction, as the case may be, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than Flagship, an interested party, a related party of an interested party or a joint actor with either of the foregoing in respect of the transaction, as such terms are defined in OSC Rule 61-501 and Policy Q-27. However, OSC Rule 61-501 and Policy Q-27 also provide that Flagship may treat Hawk Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. Flagship currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and, to the extent permitted under OSC Rule 61-501 and Policy 12-27, Flagship intends to cause Hawk Shares acquired under the Offer to be voted in favour of any such transaction and, to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Hawk Shares held by Shareholders that receive a "collateral benefit" (as defined in OSC Rule 61-501) may not be included by Flagship as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Hawk is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Hawk Shares held by directors and senior officers and other related parties of Hawk that have "change of control" agreements pursuant to which they will receive payments on the change of control occurring as a result of the Offer or whose vesting of Hawk Options is accelerated as a result of the Offer may be deemed to have received a collateral benefit for this purpose and any Hawk Shares of such related parties taken up by Flagship pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Second Stage Transaction. Hawk has advised Flagship that such related parties hold an aggregate of 608,5000 Hawk A Shares and no Hawk B Shares.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Hawk Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Hawk Shares. The fair value so determined could be more or less than the amount paid per Hawk Share pursuant to such transaction or pursuant to the Offer.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Hawk Shares, would necessarily be subject to a number of considerations, including the number of Hawk Shares acquired pursuant to the Offer. It is presently anticipated that any Second Stage Transaction carried out by Flagship will likely be by way of an amalgamation or a statutory arrangement.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder in accepting the Offer. See "Canadian Federal Income Tax Considerations in the Circular".

While the foregoing reflects the present intention of Flagship, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by Flagship or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Hawk Shares than the terms of the Offer.

**Judicial Developments**

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. Flagship has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

**Other Alternatives**

If Flagship proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Flagship will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Hawk Shares in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Hawk Shares. Any additional purchase of Hawk Shares could be at a price greater than, equal to or less than the price to be paid for the Hawk Shares under the Offer and could be for cash or other consideration. Alternatively, Flagship may sell or otherwise dispose of any or all Hawk Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Flagship, which may vary from the price paid for Hawk Shares under the Offer.

## DEPOSITARY

Flagship has engaged Valiant Trust Company as the Depositary for the receipt of certificates in respect of Hawk Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Flagship for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Hawk Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Hawk Shares with the Depositary.

## CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Flagship, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Shareholders who dispose of their Hawk Shares pursuant to the Offer (or pursuant to certain transactions described in the circular under the heading "Acquisition of Hawk Shares Not Deposited"), who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with Flagship or Hawk, and who hold their Hawk Shares and will hold any Flagship Shares as capital property. Portions of this summary apply only to Shareholders who will not, either alone or together with other persons with whom they do not deal at arm's length, either control Flagship immediately following the completion of the Offer or beneficially own shares of Flagship which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Flagship immediately following the completion of the Offer. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Hawk Shares or Flagship Shares an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation will generally be considered to be capital property of a Shareholder unless the Shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Shareholder acquired the shares in an adventure in the nature of trade. Certain Shareholders whose Hawk Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors as to whether they hold their Hawk Shares and will hold any Flagship Shares as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder (the "**Tax Regulations**") in force as of the date hereof, the current published administrative policies of the Canada Revenue Agency (the "**CRA**") and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by regulatory, legislative, administrative or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

**This discussion is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders, and particularly those to whom this discussion is not applicable (such as Shareholders who do not hold their Hawk Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.**

**Shareholders Resident in Canada**

This part of the summary is applicable to Shareholders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are resident in Canada.

*Allocation of Consideration*

Pursuant to the terms of the Offer, each Shareholder will receive, at the election or deemed election of the Shareholder, cash, Flagship A Shares, Flagship B Shares or a combination of cash and Flagship Shares in exchange for their Hawk Shares. Since the amount of cash and the number of Flagship A Shares and Flagship B Shares offered by Flagship are all subject to stated maximum amounts, a Shareholder may be deemed to have elected to receive a greater portion of cash or Flagship Shares than the Shareholder has elected to receive in circumstances where the aggregate elections of all Shareholders are such that the stated maximum(s) in respect of either cash or Flagship Shares available are exceeded.

In circumstances where a Shareholder receives cash and Flagship Shares and does not make a tax election under subsections 85(1) or 85(2) of the Tax Act as described below, the Shareholder will be considered under the terms of the Offer to have disposed of a portion of the holder's Hawk Shares for cash and to have disposed of the remaining portion of such shares for Flagship Shares. The cash portion will be equal to, in the case of Hawk A Shares, the number of Hawk A Shares (rounded to the nearest whole number) determined by dividing the amount of cash received by $8.25, and in the case Hawk B Shares, the number of Hawk B Shares (rounded to the nearest whole number) determined by dividing the amount of cash received by $10.00. Based on its current administrative practice, the CRA will regard each such disposition of a portion of the Hawk Shares as a separate transaction for the purposes of computing the Shareholder's capital gain or loss as described below.

*Holders Receiving Share and Cash Consideration*

Shareholders who elect or are deemed to elect to receive cash and Flagship Shares in exchange for their Hawk Shares will dispose of that portion of their Hawk Shares having a value equal to the amount of cash received entirely for cash and that portion of their Hawk Shares having a value equal to the value of the Flagship Shares received entirely for Flagship Shares received. Except where they make an election under subsection 85(1) or subsection 85(2) of the Tax Act, such Shareholders will recognize a capital gain or capital loss with respect to the share for share portion in the manner described under "Holders Receiving Only Share Consideration" and with respect to the share for cash portion in the manner described under "Holders Receiving Only Cash Consideration".

Generally speaking, however, Shareholders may elect, jointly with Flagship, under subsection 85(1) or subsection 85(2) of the Tax Act that their proceeds of disposition of their Hawk Shares be an amount which is not less than the greater of:

(a) the amount of cash received; or

(b) the lesser of the adjusted cost base or the fair market value of their Hawk Shares disposed of.

Consequently, no gain need be recognized by such disposing holders of Hawk Shares unless the adjusted cost base of their Hawk Shares is less than the amount of the cash received. The tax cost of the Flagship Shares acquired in such circumstances will be the extent, if any, that the elected proceeds of disposition to the former holder of the Hawk Shares exceeds the amount of cash received.

*Holders Receiving Only Share Consideration*

Unless a Shareholder chooses to recognize a capital gain or capital loss on the exchange of the holder's Hawk Shares for Flagship Shares as described in the immediately subsequent paragraph, the Shareholder will be deemed to have disposed of the Hawk Shares for proceeds of disposition equal to the Shareholder's adjusted cost base thereof immediately before the exchange, and to have acquired the Flagship Shares at a cost equal to that adjusted cost base, subject to the cost-averaging rules in the Tax Act applicable to Shareholders which hold other Flagship Shares as capital property.

A Shareholder may choose to recognize all or a portion of a capital gain (or capital loss) on the exchange of Hawk Shares for Flagship Shares by including the capital gain (or capital loss) in the Shareholder's tax return for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder will recognize a capital gain (or capital loss) equal to the amount by which the fair market value of the Flagship Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Hawk Shares and any reasonable costs associated with the disposition, and will acquire the Flagship Shares at an adjusted cost base equal to the fair market value of the Flagship Shares.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income and will be required to apply one-half of the amount of any capital loss (an "**allowable capital loss**") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and all subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Hawk Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and the minimum tax.

*Holders Receiving Only Cash Consideration*

Shareholders who receive only cash consideration will realize a capital gain or sustain a capital loss to the extent that the cash received exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Hawk Shares which are disposed of and any reasonable costs of making the disposition.

The treatment of capital gains and losses is discussed in detail in the previous section "Holders Receiving Only Share Consideration".

*Elective Rollover Alternative*

Flagship has agreed that it will jointly elect with any Shareholder under subsections 85(1) or 85(2), as applicable, of the Tax Act. A capital gain (or capital loss) will therefore be realized only to the extent that the elected amount net of any reasonable costs associated with the disposition, exceeds the adjusted cost base of the Shareholder's Hawk Shares. Shareholders who wish to make an election under subsection 85(1) or subsection 85(2) of the Tax Act must obtain a current version of the form prescribed at law for the purpose. A joint election under subsection 85(1) may be made by a Shareholder except a partnership, and a joint election under subsection 85(2) may be made by a Shareholder that is a partnership. It will be the responsibility of each Shareholder who wishes to make such a joint election to (i) complete all portions of the election form which are applicable, including the number and the adjusted cost base of all the holder's Hawk Shares and the elected amount, (ii) sign the forms where required, (iii) forward the signed forms to Flagship Energy Inc., Suite 1010, 311 - 6th Avenue S.W., Calgary, Alberta T2P 3H2, Attention: Stuart Jaggard, Chief Financial Officer, within 90 days following the Expiry Date, and (iv) after the forms have been signed by Flagship and returned to the Shareholder, file the forms with the CRA within the time permitted under the Tax Act. The deadline for filing an election under subsection 85(1) or 85(2) is the earlier of (i) June 30, 2006 and (ii) the day on or before that date upon which the Shareholder is required to file a Canadian federal income tax return for the holder's taxation year in which the disposition occurs (i.e. April 30, 2007 for an individual shareholder). Flagship agrees to execute such completed election forms delivered to it and to forward such election forms by mail (within 30 days after the receipt thereof by Flagship). **Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any relevant provincial or territorial taxing authority.**

**Each Shareholder who wishes to make an election under subsection 85(1) or subsection 85(2) of the Tax Act, or under any provincial legislation, should submit the necessary forms to Flagship as soon as possible and, in any event, within 90 days following the Expiry Date. Flagship will not be liable for any late filing penalties or other loss resulting from the late filing of an election form received by Flagship or from the invalidation of any election form. With the exception of the execution of the election by Flagship, Flagship takes no responsibility whatsoever for the preparation or validity of the applicable election form.**

*Acquisition of Hawk Shares Not Deposited*

*Compulsory Acquisition*

As outlined in the Circular under the heading "Acquisition of Hawk Shares Not Deposited", Flagship may, in certain circumstances, acquire Hawk Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Shareholder whose Hawk Shares are so acquired by Flagship will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Hawk Shares under the Offer. Where a Shareholder's Hawk Shares are disposed of pursuant to the exercise of dissent rights, the proceeds of disposition in respect of the disposition of the Shareholder's Hawk Shares will be determined exclusive of any interest that is awarded by a court.

*Second Stage Transaction*

If Flagship is unable to make a compulsory acquisition, Flagship may propose a Second Stage Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Shareholders who dispose of their Hawk Shares pursuant to the Offer.

A Second Stage Transaction could be implemented by means of an amalgamation of Hawk with Flagship or an affiliate of Flagship pursuant to which Shareholders who have not tendered their Hawk Shares to the Offer would have their Hawk Shares exchanged on the amalgamation for class A shares and class B shares and redeemable preference shares of the amalgamated corporation ("**Redeemable Shares**"). The Redeemable Shares would then be immediately redeemed for cash. Such a Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the shares received would generally be the aggregate adjusted cost base of the Hawk Shares to the Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such Redeemable Shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption. Subject to the potential application of subsection 55(2) discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its net income, but normally will also be deductible in computing its taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under certain circumstances including those described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain or capital loss on the redemption of such Redeemable Shares. Accordingly, corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision. A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3 % refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will generally be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Alternatively, a Second Stage Transaction could be implemented under a plan of arrangement under the ABCA whereby an affected Shareholder would receive cash, cash and Flagship Shares or Flagship Shares under conditions which are the same or are substantially similar to those set out in the Offer. If so, the tax consequences to an affected Shareholder would be the same as those described under the headings "Holders Receiving only Share Consideration", "Holders Receiving only Cash Consideration" and "Holders Receiving Cash and Share Consideration" above.

With respect to Shareholders who validly exercise rights of dissent on a Second Stage Transaction, the Tax Act generally provides that Shareholders who are ultimately entitled to receive payment from Hawk equal to the fair market value of their Hawk Shares will, on receipt thereof and except to the extent payment includes court-awarded interest, be deemed to have received proceeds of disposition equal to the lesser of the paid-up capital of their Hawk Shares and the amount paid. Such Shareholders will recognize a capital gain (or capital loss) equal to the amount by which such proceeds exceed (or are exceeded by) their adjusted cost base of the Hawk Shares plus reasonable costs of disposition. The extent to which the amount paid to a dissenting Shareholder exceeds the paid-up capital of the Hawk Shares which are subject to the dissent will technically be deemed to be a dividend paid by a taxable Canadian corporation. This deemed dividend will be subject to the ordinary tax rules governing dividends, including the gross-up and dividend tax credit applicable to individuals and the tax under Part IV of the Tax Act applicable to private and certain other corporations. However, under the current administrative practice of the CRA, Shareholders who validly exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Hawk Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

**To the extent that any Second Stage Transaction is proposed by Flagship, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Hawk Shares acquired pursuant to such transaction.**

**Shareholders Not Resident in Canada**

This part of the summary is applicable to a Shareholder who, at all relevant times, is neither resident nor deemed to be resident in Canada or is not a Canadian partnership for the purposes of the Tax Act and any applicable income tax treaty (a "**Non-Resident Shareholder**"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Shareholder should consult its own tax advisor with respect to the exchange of Hawk Shares for Flagship Shares.

*Non-Resident Shareholders Accepting the Offer*

Non-Resident Shareholders who hold Hawk Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Hawk Shares under the Offer. Generally, Hawk Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that at that time: (i) the Hawk Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of Hawk; (iii) the Hawk Shares were not acquired in a tax-deferred transaction pursuant to which the Hawk Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder; and (iv) the Non-Resident Shareholder has not elected to have such Hawk Shares treated as taxable Canadian property.

If Hawk Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Hawk Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty. **Non-Resident Shareholders whose Hawk Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing Hawk Shares.**

*Acquisition of Hawk Shares Not Deposited*

As outlined in the Circular, Flagship may, in certain circumstances, acquire Hawk Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. If Flagship is unable to use a compulsory acquisition, Flagship may propose a Second Stage Transaction as outlined in the Circular. The tax consequences to a Non-Resident Shareholder disposing of Hawk Shares under a compulsory acquisition, a Second Stage Transaction or pursuant to the exercise of dissent rights in connection therewith will generally be as described above. Where a Non-Resident Shareholder's Hawk Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder as a result of such an award, or dividends deemed to be paid to such a Shareholder by Hawk on the redemption of the Redeemable Shares or as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.

The tax consequences of a Second Stage Transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Second Stage Transaction is determined, Flagship cannot reasonably foresee the tax consequences arising therefrom.

If the Second Stage Transaction is implemented by means of an amalgamation of Hawk with Flagship or an affiliate of Flagship as described above under the heading "Shareholders Resident in Canada – Acquisition of Hawk Shares not Deposited", the treatment of the amalgamation and the calculation of the deemed dividend and the capital gain or loss arising on the redemption of the Redeemable Shares will generally be as described under such heading except that subsection 55(2) of the Tax Act will not apply. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Under the Canada-United States Income Tax Convention (1980), the rate of Canadian withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the United States for purposes of that tax treaty.

**To the extent that any Second Stage Transaction is proposed by Flagship, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Hawk Shares acquired pursuant to such transaction.**

## OWNERSHIP OF SHARES OF HAWK

Neither Flagship, nor any director or officer of Flagship, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Hawk, except pursuant to the Pre-Tender Agreements and except as set forth below. To the knowledge of the directors and senior officers of Flagship, no securities of Hawk are owned by, directly or indirectly, nor is control or direction over any securities of Hawk exercised by, any associate or affiliate of Flagship, by any associate of any director or officer of Flagship, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Flagship or by any person or company acting jointly or in concert with Flagship except as set forth below.

| Name | Number and Class of Hawk Shares Held |
|---|---|
| Bradley Maynes | 2,000 Hawk A Shares<br>450 Hawk B Shares |

## TRADING IN SHARES OF HAWK

During the six month period preceding the date of the Offer, no securities of Hawk have been traded by Flagship or any director or officer of Flagship or, to the knowledge of the directors and senior officers of Flagship, after reasonable inquiry by any associate or affiliate of Flagship, by any associate of any director or officer of Flagship, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Flagship or by any person or company acting jointly or in concert with Flagship.

## COMMITMENTS TO ACQUIRE SHARES OF HAWK

No securities of Hawk are the subject of any commitments made by Flagship, or its directors or officers and, to the knowledge of the directors and senior officers of Flagship, after reasonable inquiry, no securities of Hawk are the subject of any commitments made by any associate or affiliate of Flagship, by any associate of any director or officer of Flagship, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Flagship or by any person or company acting jointly or in concert with Flagship, to acquire any equity securities of Hawk, except for the commitment to acquire the Hawk Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

## ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement, the Pre-Tender Agreements and as otherwise described herein, there are no contracts, arrangements or agreements made or proposed to be made between Flagship and any of the directors or officers of Hawk and no payments or other benefits are proposed to be made or given by Flagship by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Flagship and any Shareholder with respect to the Offer or between Flagship and any person or company with respect to any securities of Hawk in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements and as described herein.

There are no business relationships between Flagship, its associates or affiliates and Hawk that are material to any of them with the exception of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

## MATERIAL CHANGES IN THE AFFAIRS OF HAWK AND OTHER INFORMATION

Flagship has no information which indicates any material change in the affairs of Hawk and Hawk has represented to Flagship that there has not been any material change in the affairs of Hawk since the date of the unaudited financial statements of Hawk as at and for the period ended September 30, 2005 other than the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

Flagship has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

## ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, Flagship has no knowledge regarding whether any Shareholders will accept the Offer.

## EXPENSES OF THE OFFER

Flagship estimates that the total amount of its fees and expenses related to the Offer will be approximately $500,000. Such fees and expenses will be paid out of Flagship's working capital or available credit facilities.

## INTEREST OF EXPERTS

Certain legal matters on behalf of Flagship will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, counsel to Flagship. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Flagship or of any associate or affiliate of Flagship. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Flagship Shares and do not beneficially own, directly or indirectly, any outstanding Hawk Shares. As at the date hereof, the principals of GLJ do not beneficially own, directly or indirectly, any of the outstanding Flagship Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for John Brussa, a director of Flagship, and C. Steve Cohen, corporate secretary of Flagship, each of whom is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to Flagship.

## STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

## CONSENTS

**Consent of Counsel to Flagship Energy Inc.**

TO: The Board of Directors of Flagship Energy Inc.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the take-over bid circular dated April 10, 2006 relating to the offer by Flagship Energy Inc. to purchase all of the class A shares and class B shares of Hawk Energy Corp..

Calgary, Alberta
April 10, 2006

(signed) *"Burnet, Duckworth & Palmer LLP"*

**Consent of Auditors of Flagship Energy Inc.**

We have read the take-over bid circular (the "**Circular**") of Flagship Energy Inc. (the "**Company**") dated April 10, 2006 relating to the offer by the Company for all of the outstanding class A shares and class B shares of Hawk Energy Corp. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the balance sheet of the Company as at December 31, 2005 and the statements of operations and retained earnings (deficit) and cash flows for the year then ended. Our report is dated April 6, 2006.

Calgary, Alberta
April 10, 2006

(signed) *"Ernst & Young LLP"*
Chartered Accountants

**Consent of Former Auditors of Flagship Energy Inc.**

We have read the take-over bid circular (the "**Circular**") of Flagship Energy Inc. (the "**Company**") dated April 10, 2006 relating to the offer by the Company for all of the outstanding class A shares and class B shares of Hawk Energy Corp. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of AFS Energy Inc. (formerly Alternative Fuel Systems Inc.) on the balance sheets of AFS Energy Inc. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the six months ended December 31, 2004, the six months ended June 30, 2004, and the year ended December 31, 2003. Our report is dated February 3, 2005.

Calgary, Alberta
April 10, 2006

(signed) *"PricewaterhouseCoopers LLP"*
Chartered Accountants

**Consent of Auditors of Hawk Energy Corp.**

We have read the take-over bid circular (the "**Circular**") of Flagship Energy Inc. ("**Flagship**") dated April 10, 2006 relating to the offer by Flagship for all of the outstanding class A shares and class B shares of Hawk Energy Corp. (the "**Company**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Hawk Energy Corp. on the balance sheets as at December 31, 2005 and 2004 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended. Our report is dated March 20, 2006.

Calgary, Alberta
April 10, 2006

(signed) " *PricewaterhouseCoopers LLP* "
Chartered Accountants

**Consent of Engineers**

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated March 23, 2005, evaluating certain oil and gas reserves of Flagship Energy Inc. ("**Flagship**") as at December 31, 2005 (the "**Report**"). We consent to the use of our name and references to the excerpts from our Report in, or incorporated by reference in, the take-over bid circular dated April 10, 2006 (the "**Circular**") relating to the offer by Flagship Energy Inc. to purchase all of the class A shares and class B shares of Hawk Energy Corp.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report and that is within our knowledge and as a result of our providing the Report.

Calgary, Alberta
April 10, 2006

(signed) "*AJM Petroleum Consultants*"

**APPROVAL AND CERTIFICATE**

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of Flagship Energy Inc.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 10th day of April, 2006.

(signed) "*Bradley Maynes*"
President and Chief Operating Officer

(signed) "*Stuart Jaggard*"
Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Glenn R. Carley*"
Executive Chairman and Director

(signed) "*John A. Brussa*"
Director

APPENDIX "A"

PRO FORMA FINANCIAL STATEMENTS

## COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Tō the Directors of Flagship Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Flagship Energy Inc. ("Flagship") as at December 31, 2005 and the unaudited pro forma consolidated statement of operations for the year then ended (collectively, the "Pro Forma Statements"), and have performed the following procedures:

1. Compared the figures in the columns captioned "Flagship Energy Inc." to the audited financial statements of Flagship as at December 31, 2005 and for the year then ended, as appropriate, and found them to be in agreement.
2. Compared the figures in the columns captioned "Hawk Energy Corp." to the audited financial statements of Hawk Energy Corp. ("Hawk") as at December 31, 2005 and for the year then ended, as appropriate, and found them to be in agreement.
3. Made enquiries of certain officials of Flagship who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the Pro Forma Statements comply as to form in all material respects with the applicable regulatory requirements of the various Securities Commissions and similar regulatory authorities of the various provinces in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities of the various provinces in Canada.
4. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Flagship Energy Inc.," and "Hawk Energy Corp." as at December 31, 2005 and for the year then ended, as appropriate, and found the amounts in the columns captioned "Pro Forma Consolidated Flagship Energy Inc." to be arithmetically correct.

The Pro Forma Statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada
April 10, 2006

(signed) *"Ernst & Young LLP"*
Chartered Accountants

## Flagship Energy Inc.
## Unaudited Pro Forma Consolidated Balance Sheet
## As at December 31, 2005

| | Flagship Energy Inc. | Hawk Energy Corp | Pro Forma Adjustments | | Pro Forma Consolidated Flagship Energy Inc. |
|---|---|---|---|---|---|
| | $ | $ | $ | | $ |
| **Assets** | | | | | |
| **Current** | | | | | |
| Cash and short-term deposits | 17,000,000 | - | - | | 17,000,000 |
| Accounts receivable | 2,849,088 | 6,005,847 | - | | 8,854,935 |
| Prepaid expenses and deposits | 249,791 | 109,774 | - | | 359,565 |
| | 20,098,879 | 6,115,621 | | | 26,214,500 |
| Property, plant and equipment | 35,656,893 | 56,700,025 | 60,169,835 | 2(a) | 152,526,753 |
| Goodwill | 1,403,300 | - | 55,099,201 | 2(a) | 56,502,501 |
| | 57,159,072 | 62,815,646 | | | 235,243,754 |
| **Liabilities** | | | | | |
| **Current** | | | | | |
| Bank indebtedness | 164,257 | 275,756 | | | 440,013 |
| Accounts payable and accrued liabilities | 8,271,520 | 11,136,484 | 3,700,000 | 2(a) | 23,108,004 |
| Bank loan | - | 12,800,000 | 33,524,555 | 2(a) | 46,324,555 |
| | 8,435,777 | 24,212,240 | | | 69,872,572 |
| Future income taxes | - | 8,105,376 | 13,574,852 | 3 | 21,680,228 |
| Asset retirement obligation | 1,827,912 | 2,536,946 | | | 4,364,858 |
| | 10,263,689 | 34,854,562 | | | 95,917,658 |
| **Shareholder's Equity** | | | | | |
| Share capital | 46,332,262 | 17,521,514 | 92,430,713 | 2(a) | 138,762,975 |
| | | | (17,521,514) | 2(a) | |
| Carry-over warrants | 1 | - | | | 1 |
| Contributed surplus | 385,500 | 1,155,480 | (1,155,480) | 2(a) | 385,500 |
| Retained earnings (deficit) | 177,620 | 9,284,090 | (9,284,090) | 2(a) | 177,620 |
| | 46,895,383 | 27,961,084 | | | 139,326,096 |
| | 57,159,072 | 62,815,646 | | | 235,243,754 |

See accompanying notes to the unaudited pro forma consolidated financial statements.

**Flagship Energy Inc.**
**Unaudited Pro Forma Consolidated Statement of Operations**
**For the year ended December 31, 2005**

| | Flagship Energy Inc. | Hawk Energy Corp. | Pro Forma Adjustments | | Pro Forma Consolidated Flagship Energy Inc. |
|---|---|---|---|---|---|
| | $ | $ | $ | | $ |
| Revenue | | | | | |
| Natural gas and liquids | 5,691,764 | 32,845,870 | | | 38,537,634 |
| Royalty expense | (1,455,000) | (8,066,649) | | | (9,521,649) |
| Interest and other | 99,007 | 1,300 | | | 100,307 |
| | 4,335,771 | 24,780,521 | - | | 29,116,292 |
| Expenses | | | | | |
| Operating | 722,883 | 5,297,320 | | | 6,020,203 |
| Transportation | 98,445 | 651,802 | | | 750,247 |
| General and administrative | 689,620 | 1,265,214 | | | 1,954,834 |
| Stock-based compensation | 385,500 | 473,118 | | | 858,618 |
| Depletion, depreciation, amortization and accretion | 1,990,194 | 5,964,605 | 9,345,914 | 2(b) | 17,300,713 |
| Interest | 37,477 | 303,753 | 1,843,851 | 2(c) | 2,185,081 |
| | 3,924,119 | 13,955,812 | | | 29,069,696 |
| Earnings before taxes | 411,652 | 10,824,709 | | | 46,596 |
| Taxes | | | | | |
| Provision for (recovery of) future income taxes | - | 3,705,346 | (3,705,346) | 3 | - |
| Capital taxes | 93,000 | 364,577 | 271,805 | 3 | 729,382 |
| | 93,000 | 4,069,923 | | | 729,382 |
| Net earnings (loss) for the period | 318,652 | 6,754,786 | | | (682,786) |
| Net earnings (loss) per share (note 4) - basic and diluted | 0.03 | | | | (0.02) |

See accompanying notes to the unaudited pro forma consolidated financial statements

## Flagship Energy Inc.
## Notes to Unaudited Pro Forma Consolidated Financial Statements
## As at and for the year ended December 31, 2005

### 1. Basis of Presentation

These unaudited pro forma consolidated financial statements have been prepared by management of Flagship Energy Inc. in accordance with Canadian generally accepted accounting principles for inclusion in the take over bid circular of Flagship Energy Inc. ("Flagship" or the "Company") dated April 10, 2006 relating to the proposed acquisition of Hawk Energy Corp. ("Hawk") and, in the opinion of management, contain all adjustments necessary for fair presentation. The unaudited pro forma consolidated balance sheet gives effect to the transactions as if they occurred on December 31, 2005 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to the transactions as if they occurred on January 1, 2005.

On March 6, 2006, the Company and Hawk entered into a definitive agreement pursuant to which the Company will, subject to certain conditions, make a formal take-over bid offer (the "Offer") to acquire all of the issued and outstanding Class A and Class B shares of Hawk.

Hawk Class A shareholders will, at their election, subject to the maximum amounts set forth in the offer, receive either $8.25 cash or 1.5566 Flagship Class A shares or 1.2692 Flagship Class B shares, or some combination thereof. Hawk Class B shareholders will, at their election, subject to the maximum amounts set forth in the offer, receive either $10.00 cash or 1.8868 Flagship Class A shares or 1.5385 Flagship Class B shares, or some combination thereof. The total consideration offered by Flagship is subject to a maximum of $33.5 million cash, 16 million Flagship Class A shares and 3 million Flagship Class B shares. In no event shall Flagship issue more than 17.2 million Flagship Class A and Class B shares, in aggregate.

These unaudited pro forma consolidated financial statements are based on the historical financial statements of Flagship and Hawk as at December 31, 2005 and for the year then ended, together with other information available to Flagship management.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations or financial position which would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited financial statements of Flagship as at and for the year ended December 31, 2005 and the audited financial statements of Hawk as at and for the year ended December 31, 2005.

### 2. Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements have been prepared to give effect to the following transactions, assumptions and adjustments:

a) the proposed acquisition of all of the outstanding shares of Hawk. The purchase price is allocated to assets and liabilities as follows, assuming 16.0 million Flagship Class A shares and 1.2 million Flagship Class B shares are issued:

| Calculation of purchase price | $ |
|---|---|
| Fair value of shares to be issued | 92,430,713 |
| Cash – financed by way of bank loan | 33,524,555 |
| Transaction costs | 3,700,000 |
| | 129,655,268 |
| Allocated as follows: | |
| Property, plant and equipment | 116,869,860 |
| Goodwill | 55,099,201 |
| Future income taxes | (21,680,228) |
| Working capital deficiency assumed | (18,096,619) |
| Asset retirement obligations assumed | (2,536,946) |
| | 129,655,268 |

The above purchase price allocation is preliminary and the actual allocation could be subject to material adjustment. The excess of the fair value allocated to property, plant and equipment over the carrying value is $60,169,835. Goodwill represents the excess of the purchase price paid over the tangible assets and liabilities acquired. In addition, the share capital, contributed surplus and retained earnings of Hawk are eliminated upon acquisition;

b) the provision for depreciation, depletion and accretion expense reflects an increase of $9,345,914 for the year ended December 31, 2005 resulting from the acquisition;

c) interest expense reflects an increase of $1,843,851 for the year ended December 31, 2005 resulting from bank debt arising on the acquisition, based on an average effective interest rate for the year of 5.5%.

## 3. Income Taxes

At December 31, 2005, Flagship had significant non-capital losses and unclaimed expenditures for income tax purposes, the benefit of which has not been recorded in the financial statements. The total future tax liabilities reflected in Hawk's historical financial statements and arising from the pro forma adjustments exceeded these unrecorded future income tax assets. Accordingly, the future income tax liability has been increased by $13,574,852. The income tax expense adjustment recorded in the pro forma statement of operations reflects the large corporations tax that would be incurred based on the unaudited pro forma financial statements.

## 4. Net Earnings (Loss) Per Share

The pro forma net earnings (loss) per share is based on the number of Flagship shares outstanding at December 31, 2005, adjusted for the issuance of approximately 16 million Class A shares of Flagship and 1.2 million Class B shares of Flagship in connection with the acquisition. This resulted in a weighted average number of class A shares outstanding of 32,381,811 and 2,244,899 class B shares. Including the existing share options and share warrants to purchase Flagship shares, the diluted shares outstanding are 33,305,943 class A shares and 2,261,387 class B shares.

The Depositary for the Offer is:

VALIANT TRUST COMPANY

310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Re-organization Department

**OR**

c/o BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, Ontario M5H 1B6

**Toll Free: 1-866-313-1872**
**Email:** inquiries@valianttrust.com

***Any questions and requests for assistance may be directed by Shareholders to the Depositary and Information Agent at the telephone numbers and locations set out above.***

**THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY FLAGSHIP ENERGY INC. FOR ALL OF THE CLASS A SHARES OF HAWK ENERGY CORP. DATED APRIL 10, 2006**

*The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.*

# LETTER OF TRANSMITTAL

To accompany certificates for
**CLASS A SHARES**
of

## HAWK ENERGY CORP.

**To be deposited pursuant to the Offer dated April 10, 2006**
**of**

# FLAGSHIP ENERGY INC.

## THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (CALGARY TIME) ON MAY 16, 2006 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for class A shares (the "Hawk A Shares") of Hawk Energy Corp. ("Hawk") deposited pursuant to the offer (the "Offer") dated April 10, 2006 made by Flagship Energy Inc. ("Flagship") to holders of Hawk A Shares and class B shares ("Hawk B Shares") of Hawk. **Shareholders who wish to deposit their Hawk B Shares pursuant to the Offer must complete a separate letter of transmittal (GREEN form) in accordance with the instructions set out therein. Certificates representing Hawk B Shares must not be deposited with this Letter of Transmittal.** Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Hawk A Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular dated April 10, 2006 that accompanies this Letter of Transmittal.

A holder of Hawk Shares who (a) disposes of Hawk Shares pursuant to the Offer in exchange for Flagship Shares, (b) is not a Non-Resident or a Financial Institution as defined in the *Income Tax Act* (Canada) ("Tax Act") and (c) is not exempt from tax under Part I of the Tax Act, may obtain a full or partial tax deferral in respect of the Hawk Shares disposed of in exchange for the Flagship Shares by making a joint tax election under Section 85 of the Tax Act (the "Tax Election") with Flagship and filing such election with Canada Revenue Agency (and, where applicable, a provincial tax authority) within the prescribed period. **Compliance with the requirements to ensure the validity of the Tax Election on a timely basis will be the sole responsibility of the holder of Hawk Shares making the Tax Election, and with the exception of the execution of the election by Flagship, Flagship takes no responsibility whatsoever for the preparation or validity of the applicable election form.** The procedure and forms required to complete the Tax Election are technical in nature and, as a result, holders of Hawk Shares are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the Tax Election which are appropriate to their circumstances. Further information on making the Tax Election is contained in the Offer under the section entitled "Canadian Federal Income Tax Considerations".

**Please carefully read the instructions provided herein before completing this Letter of Transmittal.**

**TO:** **FLAGSHIP ENERGY INC.**

**AND TO:** **VALIANT TRUST COMPANY, as Depositary**

The undersigned delivers to you the enclosed certificate(s) for Hawk A Shares, details of which are as follows:

**DESCRIPTION OF HAWK A SHARES DEPOSITED**

(if insufficient space, attach a list in the form below)

| Number of Hawk A Shares Deposited | Certificate No(s). | Name in which Registered (please print) |
|---|---|---|
| | | |
| | | |
| | | |
| Total: | | |

*See Instruction 1 on page 5 and Instruction 6 on page 7 hereof.

The undersigned Shareholder:

1. acknowledges receipt of the Offer to Purchase and Circular dated April 10, 2006;

2. delivers to you the enclosed certificate(s) representing Hawk A Shares and, subject only to the rights of withdrawal set out in the Offer to Purchase, irrevocably accepts the Offer for and in respect of the Hawk A Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Flagship all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after March 6, 2006 (collectively, the "Other Shares"), effective on and after the date that Flagship takes up and pays for the Purchased Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and any Other Shares) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Shares) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Shares) are taken up and paid for by Flagship, Flagship will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which Flagship Shares may be lawfully delivered, directs Flagship and the Depositary, upon Flagship taking up the Purchased Shares: (a) to issue or cause to be issued cheque(s) and certificate(s) for Flagship A Shares and/or Flagship B Shares (as defined in Box D), as the case may be, to which the undersigned is entitled for the Purchased Shares under the Offer in the name indicated below and to send such cheque(s) and certificate(s), as the case may be, by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Hawk A Shares not purchased under the Offer to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Hawk);

5. waives any right to receive notice of purchase of the Purchased Shares;

6. irrevocably constitutes and appoints the Depositary and any officer of Flagship, and each of them, and any other person designated by Flagship in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and the Other Shares, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Hawk; and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or

any of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Shares;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Flagship any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Flagship as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if Hawk should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Hawk A Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Flagship or its nominees or transferees on the registers maintained by Hawk of such Hawk A Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Flagship and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Flagship, accompanied by appropriate documentation of transfer. Pending such remittance, Flagship will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by Flagship pursuant to the Offer or deduct from the consideration payable by Flagship pursuant to the Offer the amount or value thereof, as determined by Flagship in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Flagship;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Hawk A Shares or Other Shares deposited pursuant to the Offer will be determined by Flagship in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Flagship, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. hereby declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction; and

13. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Flagship and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language. En signant la présente lettre de transmission, le soussigné est réputé avoir convenu avec True et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

**BOX A**

ISSUE CHEQUE(S) AND/OR CERTIFICATE(S) FOR FLAGSHIP SHARES IN THE NAME OF: (please print or type):

Registered owner of Purchased Shares or:

____________________
(Name)

____________________
(Street Address and Number)

____________________
(City and Province or State)

____________________
(Country and Postal (Zip) Code)

____________________
(Telephone - Business)

____________________
(Social Insurance Number)

**BOX B**

SEND CHEQUE(S) AND/OR CERTIFICATE(S) FOR FLAGSHIP SHARES (UNLESS BOX C IS CHECKED) TO: (please print or type)

____________________
(Name)

____________________
(Street Address and Number)

____________________
(City and Province or State)

____________________
(Country and Postal (Zip) Code)

**BOX C**

☐ HOLD CHEQUE(S) AND/OR CERTIFICATE(S) FOR FLAGSHIP SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

**BOX D**
**ELECTION**

Under the Offer, the undersigned hereby elects to receive for the Hawk A Shares deposited, subject to pro-ration and adjustments in accordance with the terms of the Offer **(please check one and fill in number of Hawk A Shares, if required)**:

☐ **ALL CASH:** $8.25 (Canadian) in cash in respect of each deposited Hawk A Share (the "cash election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP A SHARES:** 1.5566 class A shares of Flagship ("Flagship A Shares") in respect of each deposited Hawk A Share (the "Flagship A Share election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP B SHARES:** 1.2692 class B shares of Flagship ("Flagship B Shares") in respect of each deposited Hawk A Share (the "Flagship B Share election"), subject to the limits set forth in the Offer

OR

☐ **COMBINATION:**

(a) $8.25 (Canadian) in cash in respect of ________________ (Number of Hawk A Shares) of the total number of Hawk A Shares deposited, subject to the limits set forth in the Offer;

(b) 1.5566 Flagship A Shares in respect of ________________ (Number of Hawk A Shares) of the total number of Hawk A Shares deposited, subject to the limits set forth in the Offer; and

(c) 1.2692 Flagship B Shares in respect of ________________ (Number of Hawk A Shares) remaining Hawk A Shares deposited, subject to the limits set forth in the Offer.

**If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected, firstly, the Flagship A Share election, secondly, the Flagship B Share election, and thirdly, the cash election. If an election is made for cash, Flagship A Shares, Flagship B Shares or a combination thereof and the type of consideration receivable becomes subject to the aggregate limits as set out in the Offer, the undersigned shall be deemed to elect an alternative election as provided under the prorating provisions of the Offer.**

**BOX E**

☐ CHECK HERE IF HAWK A SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE **CALGARY** OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:______________________________

Date of Execution of Notice of Guaranteed Delivery:______________________________

Name of Institution which Guaranteed Delivery:______________________________

**SHAREHOLDER SIGNATURE(S)**

| | |
|---|---|
| Signature guaranteed by<br>(if required under Instruction 4): | Dated:____________________, 2006 |
| ____________________<br>Authorized Signature | ____________________<br>Signature of Shareholder or Authorized Representative |

(See Instructions 3 and 5)

| | |
|---|---|
| ____________________<br>Name of Guarantor (please print or type) | ____________________<br>Name of Shareholder (please print or type) |
| ____________________<br>Address (please print or type) | ____________________<br>Name of Authorized Representative, if applicable<br>(please print or type) |

**INSTRUCTIONS**

1. **Use of Letter of Transmittal**

a. This Letter of Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at any of the offices specified below before the Expiry Time unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

b. The method of delivery of this Letter of Transmittal, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary at any of the offices specified below. Flagship recommends that such documents be delivered by hand to the Depositary at any of the offices specified below and a receipt or acknowledgement of receipt be obtained. However, if such documents are mailed, Flagship recommends that registered mail with return receipt be used and that proper insurance be obtained. **Shareholders whose Hawk A Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hawk A Shares.**

c. Where no election is made or where the election is not properly made, the depositing shareholder will be deemed to have elected, firstly, the Flagship A Share election, secondly, the Flagship B Share election, and thirdly, the cash election.

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit Hawk A Shares pursuant to the Offer and: (i) the certificate(s) representing such Hawk A Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Hawk A Shares and all other required documents to the Depositary prior to the Expiry Time, such Hawk A Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a. such a deposit is made by or through an Eligible Institution (as defined below);

b. a properly completed and duly executed Notice of Guaranteed Delivery (printed on *yellow* paper) in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at the office in Calgary as set forth in the Letter of Transmittal prior to the Expiry Time; and

c. the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Calgary as set forth in the Letter of Transmittal on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary at its office in **Calgary** specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office or transmission other than to the specified office does not constitute delivery for this purpose.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures**

This Letter of Transmittal must be completed and signed by the holder of Hawk A Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

a. If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if certificates representing Flagship Shares are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, if certificate(s) representing Flagship Shares are to be issued to a person other than such registered owner(s) (see Box A) as shown on the register of Shareholders maintained by Hawk, or if Purchased Shares deposited but not tendered are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Hawk, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the appointment and authority to act. Either Flagship or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of Hawk A Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Hawk A Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Hawk A Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Hawk A Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

a. If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

b. If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

c. No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof manually signed) waive any right to receive any notice of acceptance of Purchased Shares for payment.

d. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of Hawk A Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the Province of Alberta and the courts of appeal therefrom.

e. Additional copies of the Offer to Purchase and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices at the addresses listed below.

8. **Commissions**

No brokerage fees or commissions will be payable by the depositing shareholder if the Offer is accepted by depositing Hawk A Shares directly with the Depositary or Soliciting Dealer.

9. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. In addition, the registered Hawk shareholder should immediately contact Computershare Investor Services Inc., the transfer agent for Hawk, so arrangements can be made to issue a replacement certificate upon the registered holder satisfying the requirements of Hawk relating to replacement of the certificates. Computershare Investor Services Inc. will require written notice of the lost certificate.

**Offices of the Depositary**

*The Depositary for the Offer is:*

**VALIANT TRUST COMPANY**

Inquiries:

Toll Free: 1-866-313-1872

E-mail: inquiries@valianttrust.com

**Calgary**

310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Reorganization Department

**Toronto**

c/o BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, Ontario M5H 1B6

***Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone numbers and locations set out above.***

**THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY FLAGSHIP ENERGY INC. FOR ALL OF THE CLASS B SHARES OF HAWK ENERGY CORP. DATED APRIL 10, 2006**

*The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.*

# LETTER OF TRANSMITTAL

To accompany certificates for
**CLASS B SHARES**
of

## HAWK ENERGY CORP.

**To be deposited pursuant to the Offer dated April 10, 2006**
**of**

# FLAGSHIP ENERGY INC.

## THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (CALGARY TIME) ON MAY 16, 2006 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for class B shares (the "Hawk B Shares") of Hawk Energy Corp. ("Hawk") deposited pursuant to the offer (the "Offer") dated April 10, 2006 made by Flagship Energy Inc. ("Flagship") to holders of Hawk B Shares and class A shares ("Hawk A Shares") of Hawk. **Shareholders who wish to deposit their Hawk A Shares pursuant to the Offer must complete a separate letter of transmittal (BLUE form) in accordance with the instructions set out therein. Certificates representing Hawk A Shares must not be deposited with this Letter of Transmittal.** Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Hawk B Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular dated April 10, 2006 that accompanies this Letter of Transmittal.

A holder of Hawk Shares who (a) disposes of Hawk Shares pursuant to the Offer in exchange for Flagship Shares, (b) is not a Non-Resident or a Financial Institution as defined in the *Income Tax Act* (Canada) ("Tax Act") and (c) is not exempt from tax under Part I of the Tax Act, may obtain a full or partial tax deferral in respect of the Hawk Shares disposed of in exchange for the Flagship Shares by making a joint tax election under Section 85 of the Tax Act (the "Tax Election") with Flagship and filing such election with Canada Revenue Agency (and, where applicable, a provincial tax authority) within the prescribed period. **Compliance with the requirements to ensure the validity of the Tax Election on a timely basis will be the sole responsibility of the holder of Hawk Shares making the Tax Election, and with the exception of the execution of the election by Flagship, Flagship takes no responsibility whatsoever for the preparation or validity of the applicable election form.** The procedure and forms required to complete the Tax Election are technical in nature and, as a result, holders of Hawk Shares are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the Tax Election which are appropriate to their circumstances. Further information on making the Tax Election is contained in the Offer under the section entitled "Canadian Federal Income Tax Considerations".

Please carefully read the instructions provided herein before completing this Letter of Transmittal.

**TO:** **FLAGSHIP ENERGY INC.**

**AND TO:** **VALIANT TRUST COMPANY, as Depositary**

The undersigned delivers to you the enclosed certificate(s) for Hawk B Shares, details of which are as follows:

**DESCRIPTION OF HAWK B SHARES DEPOSITED**

(if insufficient space, attach a list in the form below)

| Number of Hawk B Shares Deposited | Certificate No(s). | Name in which Registered (please print) |
|---|---|---|
| | | |
| | | |
| | | |
| Total: | | |

*See Instruction 1 on page 5 and Instruction 6 on page 7 hereof.

The undersigned Shareholder:

1. acknowledges receipt of the Offer to Purchase and Circular dated April 10, 2006;

2. delivers to you the enclosed certificate(s) representing Hawk B Shares and, subject only to the rights of withdrawal set out in the Offer to Purchase, irrevocably accepts the Offer for and in respect of the Hawk B Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Flagship all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after March 6, 2006 (collectively, the "Other Shares"), effective on and after the date that Flagship takes up and pays for the Purchased Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and any Other Shares) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Shares) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Shares) are taken up and paid for by Flagship, Flagship will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which Flagship Shares may be lawfully delivered, directs Flagship and the Depositary, upon Flagship taking up the Purchased Shares: (a) to issue or cause to be issued cheque(s) and certificate(s) for Flagship A Shares and/or Flagship B Shares (as defined in Box D), as the case may be, to which the undersigned is entitled for the Purchased Shares under the Offer in the name indicated below and to send such cheque(s) and certificate(s), as the case may be, by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Hawk B Shares not purchased under the Offer to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Hawk);

5. waives any right to receive notice of purchase of the Purchased Shares;

6. irrevocably constitutes and appoints the Depositary and any officer of Flagship, and each of them, and any other person designated by Flagship in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and the Other Shares, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Hawk; and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or

any of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Shares;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Hawk and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Flagship any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Flagship as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if Hawk should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Hawk B Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Flagship or its nominees or transferees on the registers maintained by Hawk of such Hawk B Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Flagship and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Flagship, accompanied by appropriate documentation of transfer. Pending such remittance, Flagship will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by Flagship pursuant to the Offer or deduct from the consideration payable by Flagship pursuant to the Offer the amount or value thereof, as determined by Flagship in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Flagship;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Hawk B Shares or Other Shares deposited pursuant to the Offer will be determined by Flagship in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Flagship, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. hereby declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction; and

13. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Flagship and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language. En signant la présente lettre de transmission, le soussigné est réputé avoir convenu avec True et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

**BOX A**

ISSUE CHEQUE(S) AND/OR CERTIFICATE(S) FOR FLAGSHIP SHARES IN THE NAME OF: (please print or type):

Registered owner of Purchased Shares or:

______________________________
(Name)

______________________________
(Street Address and Number)

______________________________
(City and Province or State)

______________________________
(Country and Postal (Zip) Code)

______________________________
(Telephone - Business)

______________________________
(Social Insurance Number)

**BOX B**

SEND CHEQUE(S) AND/OR CERTIFICATE(S) FOR FLAGSHIP SHARES (UNLESS BOX C IS CHECKED) TO: (please print or type)

______________________________
(Name)

______________________________
(Street Address and Number)

______________________________
(City and Province or State)

______________________________
(Country and Postal (Zip) Code)

**BOX C**

☐ HOLD CHEQUE(S) AND/OR CERTIFICATE(S) FOR FLAGSHIP SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

**BOX D**
**ELECTION**

Under the Offer, the undersigned hereby elects to receive for the Hawk B Shares deposited, subject to pro-ration and adjustments in accordance with the terms of the Offer **(please check one and fill in number of Hawk B Shares, if required)**:

☐ **ALL CASH:** $10.00 (Canadian) in cash in respect of each deposited Hawk B Share (the "cash election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP A SHARES:** 1.8868 class A shares of Flagship ("Flagship A Shares") in respect of each deposited Hawk B Share (the "Flagship A Share election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP B SHARES:** 1.5385 class B shares of Flagship ("Flagship B Shares") in respect of each deposited Hawk B Share (the "Flagship B Share election"), subject to the limits set forth in the Offer

OR

☐ **COMBINATION:**

(a) $10.00 (Canadian) in cash in respect of ____________________ (Number of Hawk B Shares) of the total number of Hawk B Shares deposited, subject to the limits set forth in the Offer;

(b) 1.8868 Flagship A Shares in respect of ____________________ (Number of Hawk B Shares) of the total number of Hawk B Shares deposited, subject to the limits set forth in the Offer; and

(c) 1.5385 Flagship B Shares in respect of ____________________ (Number of Hawk B Shares) remaining Hawk B Shares deposited, subject to the limits set forth in the Offer.

**If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected, firstly, the Flagship A Share election, secondly, the Flagship B Share election, and thirdly, the cash election. If an election is made for cash, Flagship A Shares, Flagship B Shares or a combination thereof and the type of consideration receivable becomes subject to the aggregate limits as set out in the Offer, the undersigned shall be deemed to elect an alternative election as provided under the prorating provisions of the Offer.**

**BOX E**

☐ CHECK HERE IF HAWK B SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE **CALGARY** OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:________________________________

Date of Execution of Notice of Guaranteed Delivery:________________________________

Name of Institution which Guaranteed Delivery:________________________________

**SHAREHOLDER SIGNATURE(S)**

| | |
|---|---|
| Signature guaranteed by<br>(if required under Instruction 4): | Dated:____________________, 2006 |
| ____________________<br>Authorized Signature | ____________________<br>Signature of Shareholder or Authorized Representative<br>(See Instructions 3 and 5) |
| ____________________<br>Name of Guarantor (please print or type) | ____________________<br>Name of Shareholder (please print or type) |
| ____________________<br>Address (please print or type) | ____________________<br>Name of Authorized Representative, if applicable<br>(please print or type) |

**INSTRUCTIONS**

1. **Use of Letter of Transmittal**

a. This Letter of Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at any of the offices specified below before the Expiry Time unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

b. The method of delivery of this Letter of Transmittal, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary at any of the offices specified below. Flagship recommends that such documents be delivered by hand to the Depositary at any of the offices specified below and a receipt or acknowledgement of receipt be obtained. However, if such documents are mailed, Flagship recommends that registered mail with return receipt be used and that proper insurance be obtained. **Shareholders whose Hawk B Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hawk B Shares.**

c. Where no election is made or where the election is not properly made, the depositing shareholder will be deemed to have elected, firstly, the Flagship A Share election, secondly, the Flagship B Share election, and thirdly, the cash election.

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit Hawk B Shares pursuant to the Offer and: (i) the certificate(s) representing such Hawk B Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Hawk B Shares and all other required documents to the Depositary prior to the Expiry Time, such Hawk B Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a. such a deposit is made by or through an Eligible Institution (as defined below);

b. a properly completed and duly executed Notice of Guaranteed Delivery (printed on *yellow* paper) in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at the office in Calgary as set forth in the Letter of Transmittal prior to the Expiry Time; and

c. the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Calgary as set forth in the Letter of Transmittal on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary at its office in **Calgary** specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office or transmission other than to the specified office does not constitute delivery for this purpose.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures**

This Letter of Transmittal must be completed and signed by the holder of Hawk B Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

a. If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if certificates representing Flagship Shares are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, if certificate(s) representing Flagship Shares are to be issued to a person other than such registered owner(s) (see Box A) as shown on the register of Shareholders maintained by Hawk, or if Purchased Shares deposited but not tendered are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Hawk, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the appointment and authority to act. Either Flagship or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of Hawk B Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Hawk B Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Hawk B Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Hawk B Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

a. If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

b. If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

c. No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof manually signed) waive any right to receive any notice of acceptance of Purchased Shares for payment.

d. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of Hawk B Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the Province of Alberta and the courts of appeal therefrom.

e. Additional copies of the Offer to Purchase and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices at the addresses listed below.

8. **Commissions**

No brokerage fees or commissions will be payable by the depositing shareholder if the Offer is accepted by depositing Hawk A Shares directly with the Depositary or Soliciting Dealer.

9. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. In addition, the registered Hawk shareholder should immediately contact Computershare Investor Services Inc., the transfer agent for Hawk, so arrangements can be made to issue a replacement certificate upon the registered holder satisfying the requirements of Hawk relating to replacement of the certificates. Computershare Investor Services Inc. will require written notice of the lost certificate.

**Offices of the Depositary**

*The Depositary for the Offer is:*

**VALIANT TRUST COMPANY**

Inquiries:

Toll Free: 1-866-313-1872

E-mail: inquiries@valianttrust.com

**Calgary**

310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Reorganization Department

**Toronto**

c/o BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, Ontario M5H 1B6

***Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone numbers and locations set out above.***

*THIS IS NOT A LETTER OF TRANSMITTAL*

# NOTICE OF GUARANTEED DELIVERY

**for deposit of**

**Class A Shares and Class B Shares of**

# HAWK ENERGY CORP.

**pursuant to the Offer dated April 10, 2006 of**

# FLAGSHIP ENERGY INC.

The terms and conditions of the offer (the "Offer") set forth in the offer to purchase and circular of Flagship Energy Inc. dated April 10, 2006 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer.

If a Shareholder wishes to deposit Hawk Shares pursuant to the Offer and (i) the certificate(s) representing such Hawk Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Hawk Shares and all other required documents to the Depositary prior to the Expiry Time, such Hawk Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at the office in **Calgary** listed below by hand, courier, facsimile or mail prior to the Expiry Time; and

(c) the certificate(s) representing deposited Hawk Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Hawk Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary listed below on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

**If a Shareholder is depositing Class A Shares of Hawk, please complete the election to be made in respect of the Hawk A Share Offer on page 3 hereof. If a Shareholder is depositing Class B Shares of Hawk please complete the election to be made in respect of the Hawk B Share Offer on page 3 hereof. If an election is not made or, if made, is not properly made, the Shareholder will be deemed to have elected, in the case of both the Hawk A Share Offer and the Hawk B Share Offer, firstly, the Flagship A Share election, secondly, the Flagship B Share election, and thirdly, the cash election, subject to pro-rationing. In the event of any discrepancy between the election made in this Notice of Guaranteed Delivery and in the Letter of Transmittal subsequently delivered to the Depositary, the election made in this Notice of Guaranteed Delivery shall govern.**

**This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at the office in Calgary prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.**

**This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter(s) of Transmittal. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.**

TO: Flagship Energy Inc.
AND TO: Valiant Trust Company

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Re-organization Department

Fax: (403) 233-2857

**Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile to a number other than as set forth above does not constitute a valid delivery.**

The undersigned Shareholder hereby deposits with Flagship, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Hawk Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance" and Instruction 2 of the Letter of Transmittal.

| **Number of Hawk A Shares** | **Certificate No. (if available)** | **Name and Address of Shareholder (please print)** |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

*(if space is insufficient, please attach a list in the above form)*

TOTAL HAWK A SHARES

| |
|---|
| |

| **Number of Hawk B Shares** | **Certificate No. (if available)** | **Name and Address of Shareholder (please print)** |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

*(if space is insufficient, please attach a list in the above form)*

TOTAL HAWK B SHARES

| |
|---|
| |

DO NOT SEND CERTIFICATES FOR HAWK SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR HAWK SHARES SHOULD ONLY BE SENT WITH YOUR LETTER OF TRANSMITTAL.

**HAWK A SHARES**

Under the Offer, the undersigned hereby elects to receive for the Hawk A Shares deposited, subject to pro-ration and adjustments in accordance with the terms of the Offer **(please check one and fill in number of Hawk A Shares, if required)**:

☐ **ALL CASH:** $8.25 (Canadian) in cash in respect of each deposited Hawk A Share (the "cash election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP A SHARES:** 1.5566 class A shares of Flagship ("Flagship A Shares") in respect of each deposited Hawk A Share (the "Flagship A Share election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP B SHARES:** 1.2692 class B shares of Flagship ("Flagship B Shares") in respect of each deposited Hawk A Share (the "Flagship B Share election"), subject to the limits set forth in the Offer

OR

☐ **COMBINATION:**

(a) $8.25 (Canadian) in cash in respect of ____________________ (Number of Hawk A Shares) of the total number of Hawk A Shares deposited, subject to the limits set forth in the Offer;

(b) 1.5566 Flagship A Shares in respect of ____________________ (Number of Hawk A Shares) of the total number of Hawk A Shares deposited, subject to the limits set forth in the Offer; and

(c) 1.2692 Flagship B Shares in respect of ____________________ (Number of Hawk A Shares) remaining Hawk A Shares deposited, subject to the limits set forth in the Offer.

**If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected, firstly, the Flagship A Share election, secondly, the Flagship B Share election, and thirdly, the cash election. If an election is made for cash, Flagship A Shares, Flagship B Shares or a combination thereof and the type of consideration receivable becomes subject to the aggregate limits as set out in the Offer, the undersigned shall be deemed to elect an alternative election as provided under the prorating provisions of the Offer.**

**HAWK B SHARES**

Under the Offer, the undersigned hereby elects to receive for the Hawk B Shares deposited, subject to pro-ration and adjustments in accordance with the terms of the Offer **(please check one and fill in number of Hawk B Shares, if required)**:

☐ **ALL CASH:** $10.00 (Canadian) in cash in respect of each deposited Hawk B Share (the "cash election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP A SHARES:** 1.8868 Flagship A Shares in respect of each deposited Hawk B Share (the "Flagship A Share election"), subject to the limits set forth in the Offer

OR

☐ **ALL FLAGSHIP B SHARES:** 1.5385 Flagship B Shares in respect of each deposited Hawk B Share (the "Flagship B Share election"), subject to the limits set forth in the Offer

OR

☐ **COMBINATION:**

(a) $10.00 (Canadian) in cash in respect of ____________________ (Number of Hawk B Shares) of the total number of Hawk B Shares deposited, subject to the limits set forth in the Offer;

(b) 1.8868 Flagship A Shares in respect of ____________________ (Number of Hawk B Shares) of the total number of Hawk B Shares deposited, subject to the limits set forth in the Offer; and

(c) 1.5385 Flagship B Shares in respect of ____________________ (Number of Hawk B Shares) remaining Hawk B Shares deposited, subject to the limits set forth in the Offer.

**If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected, firstly, the Flagship A Share election, secondly, the Flagship B Share election, and thirdly, the cash election. If an election is made for cash, Flagship A Shares, Flagship B Shares or a combination thereof and the type of consideration receivable becomes subject to the aggregate limits as set out in the Offer, the undersigned shall be deemed to elect an alternative election as provided under the prorating provisions of the Offer.**

Area Code and Telephone Number during Business Hours:

( ) ______________________________

Dated: ______________________________

______________________________

(signature)

**GUARANTEE**

The undersigned, an Eligible Institution, hereby **guarantees delivery to the Depositary** (at its office in Calgary listed above) of the certificate(s) representing Hawk Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

Name of Firm: ______________________________

______________________________

Address of Firm: ______________________________

______________________________

Telephone Number: ______________________________

Authorized Signature: ______________________________

Name: ______________________________

Title: ______________________________

Dated: ______________________________

*This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker or other professional advisor. Enquiries concerning the information in this document should be directed to Steve Fitzmaurice, President and Chief Executive Officer of Hawk Energy Corp. at (403) 262-1204 or Sandy Edmonstone of GMP Securities L.P. at (403) 543-3030.*

# HAWK ENERGY CORP.

## Directors' Circular

recommending

## ACCEPTANCE

of the Offer by

## FLAGSHIP ENERGY INC.

dated April 10, 2006 to purchase all of the

Class A Shares and Class B Shares of Hawk Energy Corp.

**The Board of Directors unanimously recommends that the holders of Class A Shares and Class B Shares ACCEPT the Offer and TENDER their Class A Shares and Class B Shares to the Offer.**

**GMP Securities L.P. has provided its opinion that the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders.**

**April 10, 2006**

## Table of Contents



## NOTICE TO U.S. SHAREHOLDERS

**The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Hawk Energy Corp. is incorporated under the laws of Alberta, Canada and is located in Calgary, Alberta, Canada and that all of its officers and directors are Canadian residents and that all or a substantial portion of the assets of Hawk Energy Corp. and said persons may be located outside of the United States.**

## SUMMARY

*The information set out below is a summary only and is qualified by the more detailed information appearing elsewhere in this Directors' Circular. This Directors' Circular should be read carefully and in its entirety by Shareholders as it provides important information regarding Hawk and the Offer. Unless the context otherwise requires, all capitalized terms appearing in this summary have the meaning ascribed to such terms in the Glossary and elsewhere in this Directors' Circular.*

**Recommendation of the Board of Directors:** The Board of Directors unanimously recommends that the Shareholders accept the Offer and tender their Hawk Shares to the Offer.

**Reasons for Recommendation:** The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its financial and legal advisors. The Board of Directors has unanimously concluded that, in reliance on the Financial Advisor's opinion, the Offer is fair from a financial point of view to the Shareholders and is in the best interests of Hawk, and recommends that the Shareholders accept the Offer. In reaching its unanimous decision to recommend acceptance of the Offer, the Board of Directors considered a number of factors, including the following:

***Extensive Process Followed***

Since November 22, 2005, Hawk and its Financial Advisor have pursued a process of analyzing the Corporation's strategic position and alternatives available to it. The alternatives considered included, but were not limited to, the sale of the Corporation or a merger or business combination with another entity. Parties thought by the Corporation to be most likely to highly value the Corporation's assets and to have the ability and interest to enter into a favourable strategic transaction with the Corporation were contacted, on a confidential basis, by the Financial Advisor. Several parties executed confidentiality agreements, received presentations by management and entered Hawk's data room. The Board of Directors believes the Offer represents the best strategic alternative identified as a result of this process.

***Premium Over Market Price***

The consideration under the Offer represents: (i) approximately a 30.1% premium over the weighted average trading price of the Hawk A Shares of $6.34 on the Exchange for the 30 trading day period prior to February 15, 2006 (the date of the first public announcement of the Offer); and (ii) approximately a 21.5% premium over the weighted average trading price of the Hawk B Shares of $8.23 on the Exchange for the 30 trading day period prior to February 15, 2006. On February 14, 2006, the closing price of the Hawk A Shares and Hawk B Shares on the Exchange was $6.10 per Hawk A Share and $8.00 per Hawk B Share, respectively.

*Opinion of Financial Advisor*

The Board of Directors has received an opinion from the Financial Advisor that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders. A copy of the written opinion of the Financial Advisor is attached as Schedule "A" hereto.

*Superior Acquisition Proposal Permitted*

The terms of the Offer and the Acquisition Agreement enable the Board of Directors to respond, in accordance with its fiduciary duties, to an unsolicited, superior proposal made prior to the successful completion of the Offer. See "*Acquisition Agreement – Superior Proposal and Right to Match*" for a description of the circumstances in which the Board of Directors may deal with a competing take-over bid.

*Industry Conditions*

The Board of Directors also considered, and was influenced by, the following factors while reaching its unanimous decision to recommend acceptance of the Offer: (i) the business, operations, production, reserves, reserve life index, tax position, financial liquidity, available financing opportunities, recycle ratio, finding and development costs and prospects of Hawk; (ii) the risks involved in achieving Hawk's objectives and goals; (iii) current industry and economic conditions in the Canadian oil and gas sector; and (iv) the historical market prices, recent trading patterns and financial information relating to other companies engaged in the same business as Hawk and the Offeror.

**Acceptance of Offer by Hawk's Directors and Senior Officers:** Pursuant to the Lock-up Agreements, the directors and senior officers of Hawk have agreed to tender their Hawk Shares in acceptance of the Offer including any Hawk Shares acquired pursuant to the exercise of any of their Hawk Options and which they continue to own at the Expiry Time. See "*Lock-up Agreements and Intentions of Directors and Senior Officers with Respect to the Offer*".

## GLOSSARY

In this Directors' Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta) and the regulations thereto, as amended from time to time;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Board of Directors**" means the board of directors of Hawk;

"**Business Day**" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta;

"**Confidentiality Agreement**" means the agreement dated February 1, 2006 between Hawk and the Offeror whereby certain confidential information with respect to Hawk was provided to the Offeror;

"**diluted basis**" with respect to the number of outstanding Hawk A Shares or Hawk B Shares, as the case may be, at any time, means such number of outstanding Hawk A Shares or Hawk B Shares, as the case may be, actually issued and outstanding, together with all Hawk A Shares that may be issued on the exercise of all outstanding Hawk Options and other rights, if any, to purchase or acquire Hawk Shares;

"**Directors' Circular**" means this directors' circular of Hawk recommending acceptance of the Offer;

"**Exchange**" means the TSX Venture Exchange;

"**Expiry Time**" means 4:30 p.m. (Calgary time) on May 16, 2006 unless the Offer is extended pursuant to the terms of the Offer in which event the Expiry Time shall mean 4:30 p.m. (Calgary time) on the latest date on which the Offer as so extended expires;

"**Financial Advisor**" means GMP Securities L.P.;

"**Flagship A Shares**" means class A shares in the share capital of the Offeror;

"**Flagship B Shares**" means class B shares in the share capital of the Offeror;

"**Flagship Shares**" means, collectively, the Flagship A Shares and Flagship B Shares;

"**Hawk**" or "**Corporation**" means Hawk Energy Corp., a corporation incorporated under the ABCA;

"**Hawk A Shares**" means the Class A Shares in the share capital of Hawk;

"**Hawk Acquisition Proposal**" means any inquiry or communication or the making of any proposal to Hawk or its securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Hawk or its securityholders of any securities of Hawk (other than on exercise of currently outstanding Hawk Options); (ii) any acquisition of a significant amount of assets of Hawk; (iii) an amalgamation, arrangement, merger or consolidation of Hawk; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Hawk or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to the Offeror under the Acquisition Agreement or the Offer;

"**Hawk B Shares**" means the Class B Shares in the share capital of Hawk;

"**Hawk Options**" means options to acquire Hawk A Shares pursuant to Hawk's stock option plan and any other options to acquire Hawk A Shares;

"**Hawk Securities**" means, collectively, the Hawk Shares and Hawk Options;

"**Hawk Securityholders**" means holders of Hawk Securities;

"**Hawk Shares**" means collectively, the Hawk A Shares and Hawk B Shares;

"**Letter Agreement**" means the letter agreement dated February 14, 2006 entered into between the Offeror and Hawk in respect of Offer;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Hawk or Flagship that is, or could reasonably be expected to be, materially adverse to the business of Hawk or Flagship other than a material adverse change: (i) that relates to or arises out of a matter that has, prior to March 6, 2006, been publicly disclosed or otherwise disclosed in writing to the other party hereto; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Material Adverse Effect**" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Hawk or the Offeror, as applicable, considered as a whole, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Hawk or the Offeror, as applicable, prior to March 6, 2006; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Minimum Condition**" means at the Expiry Time, and at the time the Offeror first takes up and pays for Hawk Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Hawk A Shares and at least 90% of the outstanding Hawk B Shares (in each case, calculated on a fully diluted basis);

"**Minimum Required Shares**" means at least that number of the outstanding Hawk A Shares and outstanding Hawk B Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless the Offeror waives the Minimum Condition, in which case "**Minimum Required Shares**" means that number of the outstanding Hawk A Shares and outstanding Hawk B Shares that the Offeror takes up on the Take-up Date;

"**Offer**" means the offer dated April 10, 2006 by the Offeror to purchase all of the outstanding Hawk Shares on the basis set forth in the Acquisition Agreement;

"**Offer Documents**" means the offer to purchase and take-over bid circular and related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made;

"**Offeror**" means Flagship Energy Inc., a corporation amalgamated under the ABCA;

"**Outside Date**" means June 30, 2006;

"**Pre-Acquisition Agreement**" means the pre-acquisition agreement between the Offeror and Hawk dated March 6, 2006;

91

"**Pre-Tender Agreements**" mean the separate agreements between the Offeror and the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to deposit under the Offer, subject to certain conditions, and not to withdraw, except in certain circumstances, an aggregate of 4,505,000 Hawk A Shares and 95,400 Hawk B Shares, representing approximately 31.6% and 11.4%, respectively, of the issued and outstanding Hawk A Shares and Hawk B Shares (on a fully diluted basis);

"**Second Stage Transaction**" means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions whereby the Offeror acquires the balance of outstanding Hawk Shares;

"**Shareholder**" means a holder of Hawk Shares;

"**Special Committee**" means the special committee of the independent directors of Hawk comprised of Messrs. John Wright, Tom Buchanan and Gregory G. Turnbull;

"**Superior Proposal**" means a written *bona fide* Hawk Acquisition Proposal by a third party which the board of directors of Hawk determines in good faith: (i) that funds or other consideration necessary for the Hawk Acquisition Proposal are or are likely to be available; (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for Hawk Securityholders than the transaction contemplated by the Pre-Acquisition Agreement; and (iii) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Hawk, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law;

"**Take-over Proposal**" means a proposal or offer (other than by the Offeror) to acquire 20% or more of the outstanding Hawk Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Hawk or any proposal, offer or agreement to acquire 20% or more of the assets of Hawk;

"**Take-Up Date**" means the date that the Offeror first takes up and acquires Hawk Shares pursuant to the Offer; and

"**Tendering Shareholders**" means those directors and senior officers of Hawk who executed and delivered Pre-Tender Agreements to the Offeror.

Unless otherwise indicated, all dollar amounts in this Directors' Circular are expressed in Canadian dollars.

## HAWK ENERGY CORP.

## DIRECTORS' CIRCULAR

This Directors' Circular is issued by the Board of Directors in connection with the Offer by the Offeror to purchase all of the outstanding Hawk Shares (including all Hawk Shares which may become outstanding on the exercise of Hawk Options or other rights to acquire Hawk Shares) on the following basis:

(a) at the election of each holder of Hawk A Shares, and subject to the maximum amounts set forth below: (i) $8.25 in cash, or (ii) 1.5566 Flagship A Shares, or (iii) 1.2692 Flagship B Shares, or (iv) some combination of cash, Flagship A Shares and/or Flagship B Shares (the "**Hawk A Share Offer**"); and

(b) at the election of each holder of Hawk B Shares, and subject to the maximum amounts set forth below: (i) $10.00 in cash, or (ii) 1.8868 Flagship A Shares, or (iii) 1.5385 Flagship B Shares, or (iv) some combination of cash, Flagship A Shares and/or Flagship B Shares (the "**Hawk B Share Offer**").

The terms of the Offer limit the aggregate amount of cash payable under the Hawk A Share Offer to $31,382,000 and limit the number of Flagship A Shares and Flagship B Shares issuable under the Hawk A Share Offer to 14,944,000 Flagship A Shares and 2,802,000 Flagship B Shares, respectively, subject to an aggregate maximum number of 16,064,800 Flagship Shares being issued.

The terms of the Offer limit the aggregate amount of cash payable under the Hawk B Share Offer to $2,218,000 and limit the number of Flagship A Shares and Flagship B Shares issuable under the Hawk B Share Offer to 1,056,000 Flagship A Shares and 198,000 Flagship B Shares, respectively, subject to an aggregate maximum number of 1,135,200 Flagship Shares being issued.

The Offer expires at 4:30 p.m. (Calgary time) on May 16, 2006, unless withdrawn, extended or varied. The Offer is made pursuant to the terms of the Acquisition Agreement.

**The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, are set out in the Offer Documents.**

| DIRECTORS' RECOMMENDATION |
|---|
| **The Board of Directors unanimously recommends that Shareholders ACCEPT the Offer and TENDER their Hawk A Shares and Hawk B Shares to the Offer.** |

| |
|---|
| **The Financial Advisor has provided its opinion that the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders.** |

## REASONS FOR RECOMMENDATION

The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its Financial Advisor and legal advisors. In reliance on the Financial Advisor's opinion, the Board of Directors has unanimously: (i) approved the entering into of the Acquisition Agreement; (ii) determined that the Offer is in the best interests of Hawk and the Shareholders; and (iii) determined that the Offer is fair, from a financial point of view, to Shareholders. The Board of Directors unanimously recommends that the Offer be accepted by Shareholders. In reaching its unanimous conclusion and making its recommendation, the Board of Directors considered a number of factors, including the following:

**(1) Extensive Process Followed**

Since December, 2005, Hawk and its Financial Advisor have analyzed the Corporation's strategic position and alternatives available to it. The alternatives considered included, but were not limited to, the sale of the Corporation or a merger or business combination with another entity. Parties thought by the Corporation to be most likely to highly value the Corporation's assets and to have the ability and interest to enter into a favourable strategic transaction with the Corporation were contacted, on a confidential basis, by the Financial Advisor. Several such parties executed confidentiality agreements, received presentations by management and entered Hawk's data room.

After evaluating the likelihood of receiving a proposal for Hawk superior to the Offer and considering the risk that the Offer may not be available in the event acceptance of the Offer were delayed in order to prolong the review of Hawk's strategic position, the Board of Directors is of the opinion that the Offer represents the best strategic alternative for Hawk and the Shareholders.

**(2) Premium Over Market Price**

The consideration under the Offer represents: (i) approximately a 30.1% premium over the weighted average trading price of the Hawk A Shares of $6.34 on the Exchange for the 30 trading day period prior to February 15, 2006 (the date of the first public announcement of the Offer); and (ii) approximately a 21.5% premium over the weighted average trading price of the Hawk B Shares of $8.23 on the Exchange for the 30 trading day period prior to February 15, 2006.

On February 14, 2006, the closing price of the Hawk A Shares and Hawk B Shares on the Exchange was $6.10 per Hawk A Share and $8.00 per Hawk B Share, respectively.

**(3) Opinion of Financial Advisor**

The Board of Directors has received an opinion from the Financial Advisor stating that as of February 14, 2006 (the date on which Hawk and the Offeror announced that they had entered into an agreement with respect to the Offer), the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders. A copy of the written opinion of the Financial Advisor is attached as Schedule "A" hereto. **Shareholders should read this opinion in its entirety.**

**(4) Acceptance of Offer by Hawk's Directors and Senior Officers**

Each of the directors and senior officers of Hawk, pursuant to the Lock-up Agreements, agreed to tender his Hawk Shares in acceptance of the Offer. See "*Lock-up Agreements and Intentions of Directors and Senior Officers with Respect to the Offer*".

**(5) Superior Acquisition Proposal Permitted**

The terms of the Offer and Acquisition Agreement enable the Board of Directors to respond, in accordance with its fiduciary duties, to competing proposals made prior to the successful completion of the Offer. The ability to respond is subject to the restrictions and conditions contained in the Acquisition Agreement. See "*Acquisition Agreement*".

**(6) Industry Conditions**

The Board of Directors considered, and was influenced by, the following factors while reaching its decision to unanimously recommend the Offer: (i) the business, operations, production, reserves, reserve life index, tax position, financial liquidity, available financing opportunities, recycle ratio, finding and development costs and prospects of Hawk; (ii) the risks involved in achieving Hawk's objectives and goals; (iii) current industry and economic conditions in the Canadian oil and gas sector; and (iv) the historical market prices, recent trading patterns and financial information relating to other companies engaged in the same business as Hawk and the Offeror.

**Notwithstanding the recommendation of the Board of Directors that Shareholders accept the Offer, Shareholders should make their own decision whether to tender their Hawk Shares to the Offer and should consult their own financial or legal advisors.**

Shareholders wishing to accept the Offer should review and complete the required documents carefully. Shareholders should refer to the Offer Documents provided herewith.

## BACKGROUND TO THE OFFER

On November 21, 2005, in response to what the Board of Directors considered to be a significant disparity between the valuation likely to be realizable in the market with a continuation of Hawk's business plan as an independent oil and gas exploration and development company and the amount that a buyer would likely be willing to pay to acquire the Corporation, the Board of Directors commenced a strategic review of the Corporation's position and available alternatives. On November 22, 2005, the Board of Directors retained the Financial Advisor to act as financial advisor to the Corporation in connection with such strategic review.

The Corporation, together with the Financial Advisor, compiled a list of companies which were most likely to: (i) highly value the Corporation's assets; and (ii) have the ability and interest to enter into a favourable strategic transaction with the Corporation by virtue of their size, physical proximity to and familiarity with the Corporation's primary area of activity and their probable operating and financial synergies with the Corporation.

During late November and December 2005 and early January 2006, Hawk's management prepared a data room with details of all of the Corporation's assets and project areas, financial information, land data and other pertinent information. Those companies interested in considering a strategic transaction with the Corporation were provided access thereto under the terms of confidentiality agreements. During this period, the Financial Advisor and the Corporation reviewed and discussed with interested parties various possible strategic transactions involving Hawk.

Hawk and the Offeror signed the Confidentiality Agreement on February 1, 2006. Initial contact by the Offeror with Hawk's senior officers occurred on February 1, 2006. Thereafter, Hawk received proposals from a number of interested parties, including the Offeror. The proposals were reviewed and analyzed by the Financial Advisor and the Corporation. The Board of Directors was regularly advised of the status of the strategic review.

On January 16, 2006, the Offeror submitted to Hawk a proposal to purchase all of the issued and outstanding Hawk Shares. From early January to late February, representatives of Hawk, the Financial Advisor and the Offeror had ongoing negotiations regarding such proposal.

On February 14, 2006, the Board of Directors formed the Special Committee to review and consider the proposal from the Offeror. Prior to the expiry of and in accordance with the Offeror's proposal, the Board of Directors met on February 14, 2006 and approved proceeding with the transaction as outlined in Offeror's proposal. The Board of Directors also authorized the negotiation of the definitive terms of the Acquisition Agreement. Negotiations between the Offeror, the Corporation and their respective financial and legal advisors with respect to the terms of the Acquisition Agreement continued into the evening of March 3, 2006 with results satisfactory to the Corporation.

The Special Committee met on March 3, 2006, and reviewed the status of the strategic review process described above, their duties and obligations and the terms of a proposal from the Offeror to make the Offer. The consensus of the Special Committee was that the Offer represented a timely opportunity to realize value for Shareholders in comparison to other alternatives. After receiving advice from its Financial Advisor and legal advisors, including a verbal opinion from the Financial Advisor that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders, the Special Committee recommended to the Board of Directors that the Corporation approve and execute the Acquisition Agreement and proceed with the transaction contemplated therein.

Immediately after the Special Committee meeting, the Board of Directors convened. Based on the advice given by the Financial Advisor and the recommendation of the Special Committee, the Board of Directors: (i) determined that the Offer is in the best interests of Hawk and the Shareholders; (ii) determined that the Offer is fair, from a financial point of view, to Shareholders; (iii) approved the proposal and the entering into of the Acquisition Agreement with the Offeror; and (iv) resolved to recommend acceptance of the Offer by the Shareholders.

On March 6, 2006, Hawk and the Offeror entered into the Acquisition Agreement pursuant to which the Offeror agreed to make the Offer. See "*Acquisition Agreement*".

On March 24, 2006, the Board of Directors received the written opinion of the Financial Advisor that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders. The Board of Directors also reviewed, discussed and approved the content and delivery of this Directors' Circular and reconfirmed their recommendation that the Shareholders accept the Offer and tender their Hawk Shares to the Offer for the reasons set forth herein.

To date, Hawk has not received any business combination, purchase or financing commitment which, in the opinion of the Board of Directors, would offer Shareholders better value than the Offer. However, pursuant to the terms of the Acquisition Agreement, the Board of Directors will be able to respond, in accordance with its fiduciary duties, to competing proposals made prior to the successful completion of the Offer. The ability to respond is subject to the restrictions and conditions contained in the Acquisition Agreement. See "*Acquisition Agreement*".

**Based upon the opinion of the Financial Advisor that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders and the other factors set forth herein, the Board of Directors unanimously recommends that Shareholders accept the Offer.**

## LOCK-UP AGREEMENTS AND INTENTIONS OF DIRECTORS AND SENIOR OFFICERS WITH RESPECT TO THE OFFER

Pursuant to separate Lock-up Agreements, all of the directors and senior officers of Hawk have agreed to tender at least an aggregate of 4,505,000 Hawk A Shares and 95,400 Hawk B Shares, representing approximately 31.6% and 11.4%, respectively, of the issued and outstanding Hawk A Shares and Hawk B Shares (on a fully diluted basis) pursuant to the Offer.

To the knowledge of the directors and senior officers of Hawk, after reasonable enquiry, all of the directors and senior officers of Hawk, their respective associates, any person holding more than 10% of the outstanding Hawk Shares or any person or company acting jointly or in concert with Hawk, have stated their intention to accept the Offer in respect of all Hawk Shares that such persons may beneficially own, directly or indirectly, or over which such persons may control or exercise direction over. See "*Principal Holders of Securities*" and "*Ownership of Securities of Hawk by Directors and Senior Officers*".

In the Lock-up Agreements, each Tendering Shareholder has agreed, subject to certain conditions, to deposit their Hawk Shares to the Offer and to not withdraw their Hawk Shares (including any additional Hawk A Shares the Tendering Shareholder may acquire on exercise of Hawk Options and which such Tendering Shareholder continues to hold at the Expiry Time) unless their respective Lock-up Agreement is terminated pursuant to its terms.

The Lock-up Agreement may be terminated, at the option of the Tendering Shareholder, upon written notice to the Offeror, in the event that: (i) the Acquisition Agreement is terminated in accordance with its terms, other than as a result of a breach of the Lock-up Agreement by the Tendering Shareholder; or (ii) the acquisition of the Hawk Shares by the Offeror is not completed on or before June 30, 2006.

## ACQUISITION AGREEMENT

### The Offer

On March 6, 2006, Hawk and the Offeror entered into the Acquisition Agreement pursuant to which the Offeror agreed to make the Offer, on the following basis:

(a) at the election of each holder of Hawk A Shares, and subject to the maximum amounts set forth below: (i) $8.25 in cash, or (ii) 1.5566 Flagship A Shares, or (iii) 1.2692 Flagship B Shares, or (iv) some combination of cash, Flagship A Shares and/or Flagship B Shares; and

(b) at the election of each holder of Hawk B Shares, and subject to the maximum amounts set forth below: (i) $10.00 in cash, or (ii) 1.8868 Flagship A Shares, or (iii) 1.5385 Flagship B Shares, or (iv) some combination of cash, Flagship A Shares and/or Flagship B Shares.

The terms of the Offer limit the aggregate amount of cash payable under the Hawk A Share Offer to $31,382,000 and limit the number of Flagship A Shares and Flagship B Shares issuable under the Hawk A Share Offer to 14,944,000 Flagship A Shares and 2,802,000 Flagship B Shares, respectively, subject to an aggregate maximum number of 16,064,800 Flagship Shares being issued.

The terms of the Offer limit the aggregate amount of cash payable under the Hawk B Share Offer to $2,218,000 and limit the number of Flagship A Shares and Flagship B Shares issuable under the Hawk B Share Offer to 1,056,000 Flagship A Shares and 198,000 Flagship B Shares, respectively, subject to an aggregate maximum number of 1,135,200 Flagship Shares being issued.

The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% of the Hawk A Shares and at least 90% of the Hawk B Shares (in each case, calculated on a fully diluted basis) shall be tendered and not withdrawn under the Offer.

The Offeror is permitted under the Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior consent of Hawk, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Hawk Shares on a diluted basis, impose additional conditions to the Offer except for those set forth in the Acquisition Agreement (including the schedules thereto), decrease or change the form of consideration to be paid for each Hawk Share (unless the consideration includes consideration in addition to the consideration required to be offered pursuant to the Acquisition Agreement), or make any other change in the Offer which is materially adverse to holders of Hawk Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Hawk Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, the Offeror has agreed to extend the Offer for a period of not less than 10 days past the initial expiry time pending receipt of such approval.

**Non-Completion Fees**

Hawk has agreed to pay to the Offeror a non-completion fee (the "**Flagship Non-Completion Fee**") of $4.3 million in the event that:

(a) the board of directors of Hawk: (i) fails to recommend that holders of Hawk Shares accept the Offer, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations in respect of the Offer in a manner adverse to the Offer or to the Offeror, or shall have resolved to do so prior to the Effective Date, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by the Offeror to do so, or upon a Take-Over Proposal being publicly announced or proposed, offered or made to Hawk or the holders of Hawk Shares (such affirmation to be made within two (2) days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, which ever occurs first);

(b) the board of directors of Hawk shall have recommended that holders of Hawk Shares deposit their Hawk Shares under, or vote in favour of, or otherwise accept the Take-Over Proposal;

(c) prior to expiry of the Offer, a bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Hawk Shares and, at the Expiry Time, the Minimum Condition has not been satisfied;

(d) Hawk accepts, recommends, approves or enters into any agreement with any person to implement a Take-Over Proposal prior to the Expiry Time (other than a confidentiality agreement entered into as described under "*No Solicitation*" below);

(e) Hawk is in breach of any of its covenants made in the Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Hawk or materially impedes the completion of the transaction contemplated thereby, and Hawk fails to cure such breach within three (3) Business Days after receipt of written notice thereof from the Offeror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Hawk is in breach of any of its representations or warranties made in the Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a

Material Adverse Change in respect of Hawk or materially impede the completion of the transaction contemplated thereby, and Hawk fails to cure such breach within three (3) Business Days after receipt of written notice thereof from the Offeror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

The Offeror has agreed to pay to Hawk a non-completion fee (the "**Hawk Non-Completion Fee**") of $4.3 million in the event that:

(a) the Offeror is in breach of any of its covenants made in the Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Offeror or materially impedes the completion of the transaction contemplated thereby, and the Offeror fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Hawk (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(b) the Offeror is in breach of any of its representations or warranties made in the Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Offeror or materially impede the completion of the transaction contemplated thereby, and the Offeror fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Hawk (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

**No Solicitation**

Pursuant to the Acquisition Agreement, Hawk agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Acquisition Agreement by Hawk, any of its officers, directors, employees, representatives, agents or other parties on its behalf ("**Representatives**") with respect to any Hawk Acquisition Proposal. In connection therewith, Hawk further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Hawk relating to a Hawk Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honored.

Hawk also agreed that after the execution of the Acquisition Agreement, Hawk will not, and will not authorize or permit any of its Representatives to, directly or indirectly, solicit, facilitate, initiate or encourage any inquiries or communication or the making of any proposal or offer to Hawk or its Shareholders that constitutes or may reasonably be expected to lead to a Hawk Acquisition Proposal from any person, or enter into or participate in any discussions or negotiations relating thereto, provided, however, that Hawk may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Hawk or any of its Representatives after March 6, 2006) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Hawk and its business, properties and assets if, and only to the extent that:

(a) Hawk provides written notice to the Offeror of any inquiries, offers or proposals with respect to a Hawk Acquisition Proposal within 24 hours of the receipt thereof;

(b) the third party has made a Superior Proposal; and

(c) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Hawk provides prompt notice to the Offeror specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by the Offeror and immediately provides the Offeror with a copy of such confidentiality agreement, the terms and conditions of any such proposal, the identity of the person making it and, if not previously provided to the Offeror, copies of all information provided to such party.

In addition Hawk may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

**Right to Match**

Hawk shall give the Offeror at least 48 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Superior Proposal and which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. Hawk shall give the Offeror an opportunity of not less than 48 hours to amend the Acquisition Agreement to provide at least as favourable or more favourable terms than those of the Superior Proposal. In addition, Hawk shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Offeror with respect to such amendment. In the event the Offeror proposes to amend the Acquisition Agreement and the Offer to provide that the Hawk Shareholders shall receive a value per Hawk Share greater than the value per Hawk Share provided in the Superior Proposal and so advises the board of directors of Hawk prior to the expiry of such 48 hour period, the board of directors of Hawk shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

**Termination of Acquisition Agreement**

The Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a) by mutual written agreement of the Offeror and Hawk; or

(b) by either the Offeror or Hawk, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final; or

(c) by the Offeror, if the conditions to making the Offer are not satisfied or waived prior to the time specified, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d) by Hawk, if the Offeror has not taken up and paid for the Hawk Shares deposited under the Offer on or before the Outside Date; or

(e) by either the Offeror or Hawk, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Hawk Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition

Agreement to perform the obligations required to be performed by it under the Acquisition Agreement; or

(f) by the Offeror, if the Flagship Non-Completion Fee becomes payable; or

(g) by Hawk, if the Flagship Non-Completion Fee becomes payable and payment thereof is made to the Offeror; or

(h) by Hawk, if the Hawk Non-Completion Fee becomes payable; or

(i) by the Offeror, if the Hawk Non-Completion Fee becomes payable and payment thereof is made to Hawk; or

(j) by the Offeror if a Material Adverse Change in respect of Hawk shall have occurred; or

(k) by Hawk if a Material Adverse Change in respect of the Offeror shall have occurred.

**Hawk Options**

Pursuant to the Acquisition Agreement, all persons holding Hawk Options who may do so under securities laws and in accordance with the terms of the Hawk Options held by them, shall be entitled to exercise all of their Hawk Options and tender Hawk A Shares issued in connection therewith, and which have not been sold in the market prior to the Expiry Time, under the Offer upon payment of the exercise price in full. All Hawk Options that are tendered to Hawk for exercise, conditional on the Offeror taking up Hawk Shares under the Offer ("**Conditional Option Exercise**"), shall be deemed to have been exercised immediately prior to the take up of Hawk Shares by the Offeror. Furthermore, the Offeror shall accept as validly tendered under the Offer as of the Take-up Date, all Hawk A Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Hawk Options indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised Hawk Options to Hawk for cancellation effective immediately prior to the Take-up Date. the Offeror's obligation to take-up and pay for Hawk Shares under the Offer is conditional upon all outstanding Hawk Options that are not exercised prior to the Take-up Date being either surrendered or terminated prior thereto.

**Reconstitution of Board**

If the Offeror takes-up and pays for Hawk Shares under the Offer, the Board of Directors shall be reconstituted through resignations of all existing Hawk directors and the appointment of the Offeror's nominees in their stead.

**Interim Operations**

Hawk agreed that during the term of the Acquisition Agreement it will conduct its business in the ordinary course consistent with past practice and agreed to certain restrictions on various matters, including amendments to constating documents, distributions in respect of its shares, changes in Hawk's share capital, sales, disposition or acquisition of assets, incurring of indebtedness and discharge of liabilities.

## PRINCIPAL HOLDERS OF SECURITIES

As at the date of this Directors' Circular, the issued share capital of Hawk consists of 14,258,500 Hawk A Shares (14,258,500 on a fully diluted basis) and 832,500 Hawk B Shares. To the knowledge of the directors and senior officers of Hawk, after reasonable enquiry, no person or company at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Hawk A Shares or Hawk B Shares, other than Deans Knight Capital Management Ltd., who holds 1,632,500 Hawk A Shares, representing approximately 11.45% of the outstanding Hawk A Shares.

## OWNERSHIP OF SECURITIES OF HAWK BY DIRECTORS AND SENIOR OFFICERS

The names of the directors and senior officers of Hawk and the number of securities, beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable enquiry, their respective associates, are as follows:

| Name and Municipality of Residence | Position Held | Number of Hawk A Shares/Hawk B Shares and as a % of outstanding Hawk A Shares/Hawk B Shares | Number of Hawk Options and as a % of all Hawk Options |
|---|---|---|---|
| Steve Fitzmaurice<br>Calgary, Alberta | President, Chief Executive Officer, Chairman and Director | 1,040,900 or 7.3%<br>20,250 or 2.4% | Nil |
| Thomas Buchanan<br>Calgary, Alberta | Director | 189,000 or 1.3%<br>9,000 or 1.1% | Nil |
| John Wright<br>Calgary, Alberta | Director | 138,400 or 1.0%<br>2,250 or 0.3% | Nil |
| Gregory G. Turnbull<br>Calgary, Alberta | Director | 162,900 or 1.1%<br>9,000 or 1.1% | Nil |
| Dave Bonnar<br>Calgary, Alberta | Vice President, Corporate Development and Director | 976,000 or 6.8%<br>3,600 or 0.4% | Nil |
| Erik DeWiel<br>Calgary, Alberta | Vice President, Land and Corporate Secretary | 858,800 or 6.0%<br>13,500 or 1.6% | Nil |
| Randy Deobald<br>Calgary, Alberta | Vice President, Exploration | 1,048,000 or 7.4%<br>19,800 or 2.4% | Nil |
| M.H. (Mike) Shaikh<br>Calgary, Alberta | Chief Financial Officer | 380,000 or 2.7%<br>18,000 or 2.2% | Nil |
| Greg Templin<br>Calgary, Alberta | Manager, Geology | 462,000 or 3.2%<br>Nil | Nil |
| Dave Hudson<br>Calgary, Alberta | Manager, Engineering | 466,500 or 3.3%<br>Nil | Nil |

As at the date of this Directors' Circular, the directors and senior officers of Hawk and, to the knowledge of the directors and senior officers of Hawk, after reasonable enquiry, their respective associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over 5,722,500 Hawk A Shares and 95,400 Hawk B Shares (approximately 40.1% of the outstanding Hawk A Shares and 11.4% of the outstanding Hawk B Shares on a non-diluted basis).

As at the date of this Directors' Circular, no person holds any Hawk Options.

To the knowledge of the directors and senior officers of Hawk, after reasonable enquiry, there are no securities of Hawk owned, or over which control or direction is exercised, by any person or company holding more than 10% of any class of securities of Hawk or acting jointly or in concert with Hawk, except as disclosed above under "*Principal Holders of Securities*".

## TRADING IN SECURITIES OF HAWK

Neither Hawk nor any of the directors or senior officers of Hawk or, to the knowledge of the directors and senior officers of Hawk, after reasonable enquiry, any of their respective associates, any person or company holding more than 10% of the outstanding Hawk A Shares or Hawk B Shares or any person or company acting jointly or in concert with Hawk, has traded in any securities of Hawk during the six month period preceding the date of this Directors' Circular, except as set forth below:

| Name | Date of Trade (mm/dd/yy) | Nature of Transaction | Number of Hawk A Shares/Hawk B Shares | Price Per Hawk A Share/Hawk B Shares |
|---|---|---|---|---|
| Thomas Buchanan | 10/03/05 | Sale | 8,500/Nil | $5.88 |
| Steve Fitzmaurice | 03/06/06 | Exercise of options | 100,000/Nil | $0.35 |
| Randy Deobald | 03/06/06 | Exercise of options | 100,000/Nil | $0.35 |
| Erik DeWiel | 03/06/06 | Exercise of options | 100,000/Nil | $0.35 |
| Greg Templin | 03/06/06 | Exercise of options | 100,000/Nil | $0.35 |
| Dave Hudson | 03/06/06 | Exercise of options | 100,000/Nil | $0.35 |
| Dave Bonnar | 03/06/06 | Exercise of options | 100,000/Nil | $0.35 |
| M.H. (Mike) Shaikh | 03/15/06 | Exercise of options | 50,000/Nil | $0.35 |
| Thomas Buchanan | 03/06/06 | Exercise of options | 30,000/Nil | $0.35 |
| John Wright | 03/06/06 | Exercise of options | 30,000/Nil | $0.35 |
| Gregory G. Turnbull | 03/06/06 | Exercise of options | 30,000/Nil | $0.35 |
| Steve Fitzmaurice | 03/06/06 | Exercise of options | 35,000/Nil | $2.60 |
| Randy Deobald | 03/06/06 | Exercise of options | 35,000/Nil | $2.60 |
| Erik DeWiel | 03/06/06 | Exercise of options | 35,000/Nil | $2.60 |
| Greg Templin | 03/06/06 | Exercise of options | 35,000/Nil | $2.60 |
| Dave Hudson | 03/06/06 | Exercise of options | 35,000/Nil | $2.60 |
| Dave Bonnar | 03/06/06 | Exercise of options | 35,000/Nil | $2.60 |
| M.H. (Mike) Shaikh | 03/15/06 | Exercise of options | 25,000/Nil | $2.60 |
| Thomas Buchanan | 03/06/06 | Exercise of options | 20,000/Nil | $2.60 |
| John Wright | 03/06/06 | Exercise of options | 20,000/Nil | $2.60 |
| Gregory G. Turnbull | 03/06/06 | Exercise of options | 20,000/Nil | $2.60 |
| Steve Fitzmaurice | 03/06/06 | Exercise of options | 25,000/Nil | $3.10 |
| Randy Deobald | 03/06/06 | Exercise of options | 25,000/Nil | $3.10 |
| Erik DeWiel | 03/06/06 | Exercise of options | 25,000/Nil | $3.10 |
| Greg Templin | 03/06/06 | Exercise of options | 25,000/Nil | $3.10 |
| Dave Hudson | 03/06/06 | Exercise of options | 25,000/Nil | $3.10 |
| Dave Bonnar | 03/06/06 | Exercise of options | 25,000/Nil | $3.10 |
| M.H. (Mike) Shaikh | 03/15/06 | Exercise of options | 10,000/Nil | $3.10 |
| Thomas Buchanan | 03/06/06 | Exercise of options | 7,500/Nil | $3.10 |
| John Wright | 03/06/06 | Exercise of options | 7,500/Nil | $3.10 |
| Gregory G. Turnbull | 03/06/06 | Exercise of options | 7,500/Nil | $3.10 |

## ISSUANCES OF SECURITIES OF HAWK TO DIRECTORS AND SENIOR OFFICERS

No Hawk A Shares or Hawk B Shares or securities convertible into Hawk A Shares or Hawk B Shares have been issued to any director or senior officer of Hawk during the two year period preceding the date of this Directors' Circular, except as set forth below:

| | Issuances of Hawk Shares[(1)] | | Grants of Hawk Options | | |
|---|---|---|---|---|---|
| Name | Date of Issue (mm/dd/yy) | Hawk A Shares/Hawk B Shares Issued | Date of Grant (mm/dd/yy) | Hawk Options Granted | Price per Hawk Share or Hawk Option Exercise Price |
| Steve Fitzmaurice | | | 09/09/04 | 25,000 | $3.10 |
| Dave Bonnar | | | 09/09/04 | 25,000 | $3.10 |
| Erik DeWiel | | | 09/09/04 | 25,000 | $3.10 |
| Randy Deobald | | | 09/09/04 | 25,000 | $3.10 |
| Dave Hudson | | | 09/09/04 | 25,000 | $3.10 |
| Greg Templin | | | 09/09/04 | 25,000 | $3.10 |
| M.H. (Mike) Shaikh | | | 09/09/04 | 10,000 | $3.10 |
| Gregory G. Turnbull | | | 09/09/04 | 7,500 | $3.10 |
| Thomas Buchanan | | | 09/09/04 | 7,500 | $3.10 |
| John Wright | | | 09/09/04 | 7,500 | $3.10 |
| Steve Fitzmaurice | 03/06/06 | 100,000/Nil | | | $0.35 |
| Randy Deobald | 03/06/06 | 100,000/Nil | | | $0.35 |
| Erik DeWiel | 03/06/06 | 100,000/Nil | | | $0.35 |
| Greg Templin | 03/06/06 | 100,000/Nil | | | $0.35 |
| Dave Hudson | 03/06/06 | 100,000/Nil | | | $0.35 |
| Dave Bonnar | 03/06/06 | 100,000/Nil | | | $0.35 |
| M.H. (Mike) Shaikh | 03/15/06 | 50,000/Nil | | | $0.35 |
| Thomas Buchanan | 03/06/06 | 30,000/Nil | | | $0.35 |
| John Wright | 03/06/06 | 30,000/Nil | | | $0.35 |
| Gregory G. Turnbull | 03/06/06 | 30,000/Nil | | | $0.35 |
| Steve Fitzmaurice | 03/06/06 | 35,000/Nil | | | $2.60 |
| Randy Deobald | 03/06/06 | 35,000/Nil | | | $2.60 |
| Erik DeWiel | 03/06/06 | 35,000/Nil | | | $2.60 |
| Greg Templin | 03/06/06 | 35,000/Nil | | | $2.60 |
| Dave Hudson | 03/06/06 | 35,000/Nil | | | $2.60 |
| Dave Bonnar | 03/06/06 | 35,000/Nil | | | $2.60 |
| M.H. (Mike) Shaikh | 03/06/06 | 25,000/Nil | | | $2.60 |
| Thomas Buchanan | 03/06/06 | 20,000/Nil | | | $2.60 |
| John Wright | 03/06/06 | 20,000/Nil | | | $2.60 |
| Gregory G. Turnbull | 03/06/06 | 20,000/Nil | | | $2.60 |
| Steve Fitzmaurice | 03/06/06 | 25,000/Nil | | | $3.10 |
| Randy Deobald | 03/06/06 | 25,000/Nil | | | $3.10 |
| Erik DeWiel | 03/06/06 | 25,000/Nil | | | $3.10 |
| Greg Templin | 03/06/06 | 25,000/Nil | | | $3.10 |
| Dave Hudson | 03/06/06 | 25,000/Nil | | | $3.10 |
| Dave Bonnar | 03/06/06 | 25,000/Nil | | | $3.10 |
| M.H. (Mike) Shaikh | 03/06/06 | 10,000/Nil | | | $3.10 |
| Thomas Buchanan | 03/06/06 | 7,500/Nil | | | $3.10 |
| John Wright | 03/06/06 | 7,500/Nil | | | $3.10 |
| Gregory G. Turnbull | 03/06/06 | 7,500/Nil | | | $3.10 |

**Note:**

(1) Represents issuances on exercise of outstanding Hawk Options.

## OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Hawk, the directors or senior officers of Hawk nor, to the knowledge of the directors and senior officers of Hawk, after reasonable enquiry, any associate of a director or senior officer of Hawk, any person or company holding more than 10% of the Hawk A Shares or Hawk B Shares or any person or company acting jointly or in concert with Hawk, at the date hereof, owns, directly or indirectly, or exercises control or direction over, any securities of any class of the Offeror, except as set forth below:

| Name | Flagship A Shares held | Flagship B Shares held |
|---|---|---|
| Dave Bonnar | 2,000 | 450 |
| Steve Fitzmaurice | 12,000 | 12,700 |
| Randy Deobald | 2,000 | 450 |
| Erik DeWiel | 2,000 | 450 |
| Gregory G. Turnbull | 8,000 | 1,800 |
| M.H. (Mike) Shaikh | 10,000 | 2,250 |
| | 36,000 | 18,100 |

## RELATIONSHIPS BETWEEN THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF HAWK

Other than as provided in the Acquisition Agreement and the Lock-up Agreements or as disclosed herein, no arrangements or agreements have been made or are proposed to be made between the Offeror and any of the directors or senior officers of Hawk, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful, other than Gregory G. Turnbull who has agreed to, conditional upon the successful completion of the Offer, serve as a director of Flagship. None of the directors or senior officers of Hawk are directors or senior officers of the Offeror or any of its subsidiaries.

## AGREEMENTS BETWEEN HAWK AND ITS DIRECTORS AND SENIOR OFFICERS

Except as described below, no arrangements or agreements have been made or are proposed to be made between Hawk and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

### *Stock Options*

Hawk has agreed to use its commercially reasonable efforts to ensure that all outstanding Hawk Options are either exercised, terminated, expired or surrendered prior to the Take-up Date provided that Hawk shall not pay the holders any amount in consideration therefor without the prior approval of Flagship, and shall not grant any additional Hawk Options or other rights to purchase or acquire Hawk Shares or make any amendments to outstanding Hawk Options without the prior written consent of Flagship, except to permit the early vesting of all such Hawk Options and to cause the cancellation, termination, expiry or surrender of the Hawk Options prior to the Take-up Date without payment therefor.

### *Severance Obligations*

The Corporation has employment contracts with Messrs. Fitzmaurice, DeWiel, Deobald, Bonnar, Hudson and Templin which provide for payments to the executive officers in the event there is a change of control. If a change of control occurs in the Corporation and their employment is subsequently or contemporaneously terminated, they do not continue to be employed by the Corporation at a level of responsibility or compensation consistent with their existing position or they elect to terminate their employment within six months of the date of the change of control, they will be paid a severance payment based upon the their monthly salary plus benefits and bonus paid in the prior year. The employment contracts provide, among other things, that Messrs. Fitzmaurice, DeWiel, Deobald, Bonnar, Hudson and Templin are each entitled to a 12 month severance payment. The aggregate amount payable pursuant to all such obligations as a result of the Offer will not exceed $1,182,240.

## INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS WITH THE OFFEROR

Other than the Acquisition Agreement and the Lock-up Agreements, none of the directors or senior officers of Hawk nor any of their respective associates nor, to the knowledge of the directors and senior officers of Hawk, after reasonable enquiry, any person or company who owns more than 10% of the outstanding Hawk A Shares or Hawk B Shares, has any interest in any material contract to which the Offeror is a party.

## OTHER TRANSACTIONS RELATED TO THE OFFER

Except as otherwise described or referred to herein, Hawk has not entered into any transaction, agreement in principle or signed contract or passed any Board of Directors resolution in response to the Offer nor are there any negotiations underway in response to the Offer that relate to or would result in an extraordinary transaction such as a merger or reorganization involving Hawk, the purchase, sale or transfer of a material amount of assets by Hawk, an issuer bid for or other acquisition of securities by or of Hawk, or any material change in the present capitalization or dividend policy of Hawk.

## MATERIAL CHANGES

Except as disclosed in Hawk's public filings with applicable securities authorities or as otherwise described or referred to herein, the directors and senior officers of Hawk are not aware of any information that indicates any material change in the affairs of Hawk since December 31, 2005, the date of the last published financial statements of Hawk.

## ENGAGEMENT OF FINANCIAL ADVISOR

The Financial Advisor was retained on November 22, 2005. Pursuant to its retainer, the Financial Advisor agreed to provide the Board of Directors with advice in relation to the identification and investigation of possible strategic alternatives, to evaluate and advise with respect to proposals received and to provide the Board of Directors with their opinion as to the fairness, from a financial point of view, of the consideration to be received under the Offer. In consideration of the provision of these services, Hawk has agreed to pay the Financial Advisor certain fees, to reimburse the Financial Advisor for reasonable expenses and to indemnify the Financial Advisor against certain liabilities in connection with such engagement.

## OTHER INFORMATION AND MATTERS

The registered office of Hawk is located at 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 and the principal office of Hawk is located at 717, 734 – 7th Avenue S.W., Calgary, Alberta T2P 3P8.

There is no information or other matters not disclosed in this Directors' Circular but known to the Board of Directors which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

## SECURITIES LAW MATTERS

The severance payments disclosed under "*Agreements Between Hawk and its Directors and Senior Officers – Severance Obligations*" may be considered a "collateral benefit" for purposes of Ontario Securities Commission Rule 61-501 ("**OSC Rule 61-501**"), unless such benefits are received solely in connection with the related parties' services as an employee, director or consultant under certain circumstances, including if the transaction is a formal bid for an issuer (as is the Offer), the related party discloses to the Special Committee the amount of the consideration to be received by such related party (the "**Transaction Benefit**"), the Special Committee determines in good faith that the value of the benefit received, net of costs, is less than 5% of the Transaction Benefit and the Special Committee's determination is disclosed in the disclosure document for the transaction. If the Special Committee does not reach these conclusions, any Second Stage Transaction will constitute a "business combination" for the purposes of OSC Rule 61-501 and will require "minority approval". In determining whether minority approval for a Second Stage Transaction has been obtained, Flagship is required to exclude the votes attaching to the Hawk Shares acquired from the related parties (as defined in OSC Rule 61-501) receiving the "collateral benefit".

The members of the Special Committee qualify as independent directors under OSC Rule 61-501 and are not "interested parties" in the Offer because none of them nor their associated entities will acquire Hawk or receive any collateral benefit or any consideration greater than any other Hawk Shareholder as a result of the Offer. Messrs. Steve Fitzmaurice, Dave Bonnar, Randy Deobald, Erik DeWiel, Greg Templin and Dave Hudson disclosed to the Special Committee the total amount of consideration and benefits to be received by each under the Offer. Upon review, the Special Committee determined in good faith, that the value of the benefit to be received by each, net of costs, was equal to 2.45%, 2.25%, 2.24%, 2.74%, 5.12% and 5.07% of the respective Transaction Benefit enjoyed. As a result, the severance payments to Messrs. Fitzmaurice, Bonnar, Deobald and DeWiel do not constitute a "collateral benefit" under OSC Rule 61-501. However, the severance payments to Messrs. Templin and Hudson do constitute a "collateral benefit" under the Rule and any Second Stage Transaction will require "minority approval" pursuant to OSC Rule 61-501 and the Hawk Shares acquired by Flagship from Messrs. Templin and Hudson are not permitted to be voted on any Second Stage Transaction for purposes of such approval. However, the Hawk Shares acquired from Messrs. Fitzmaurice, Bonnar, Deobald and DeWiel are permitted to be voted by Flagship on a Second Stage Transaction as they and their associated entities are receiving consideration of less than 5% of their Transaction Benefit and consequently they are not receiving a "collateral benefit" as a result of the Offer.

## STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides security holders of Hawk with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

## APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

**CONSENT OF GMP SECURITIES L.P.**

To: The Board of Directors of Hawk Energy Corp.

Reference is made to our opinion letter dated March 23, 2006 with respect to the fairness, from a financial point of view, to the holders of Hawk Shares (as defined below), of the consideration to be received under the offer (as outlined in the Acquisition Agreement) (the "Offer") made by the Offeror to purchase all of the issued and outstanding Class A Shares (the "Hawk A Shares") and Class B Shares (collectively, the "Hawk Shares") of Hawk Energy Corp. ("Hawk"), including Hawk A Shares which may become outstanding on the exercise of options to purchase Hawk A Shares.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of Hawk in connection with its consideration of the Offer and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, prospectus or any other document, except with our prior written consent. We understand that Hawk has determined to include our opinion in the directors' circular dated April 10, 2006 (the "Directors' Circular").

In that regard, we hereby consent to the reference to the opinion of our firm in the Directors' Circular and to the inclusion of the foregoing opinion in the Directors' Circular. In providing such consent, except as may be required by securities law, we do not intend that any person other than the Board of Directors rely upon such opinion.

Calgary, Alberta
Dated: April 10, 2006

(signed) "*GMP Securities L.P.*"

**CERTIFICATE**

DATED: April 10, 2006

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(signed) *"Steve Fitzmaurice"*
Steve Fitzmaurice, President, Chief Executive Officer and Director

(signed) *"Gregory G. Turnbull"*
Gregory G. Turnbull, Director

SCHEDULE "A"

GMP
GRIFFITHS MCBURNEY

GMP Securities L.P.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030, Fax: (403) 543-3038

March 23, 2006

Board of Directors
Hawk Energy Corp.
717, 734 - 7th Avenue S.W.
Calgary, Alberta T2P 3P8

Dear Sirs:

GMP Securities L.P. ("GMP" or "we") understand(s) that Flagship Energy Inc. ("Flagship") and Hawk Energy Corp. ("Hawk") have signed an agreement (the "Pre-Acquisition Agreement") dated March 6, 2006 pursuant to which Flagship will offer to purchase, by way of a take-over bid (the "Offer"), all of the issued and outstanding Class A shares in the capital of Hawk (the "Hawk Class A Shares") and all of the issued and outstanding Class B shares in the capital of Hawk (the "Hawk Class B Shares" and, together with the Hawk Class A Shares, the "Hawk Shares"), including all Hawk Shares which may be issued on the exercise of outstanding options or other rights to purchase Hawk Shares, on the following basis: at the election of each holder of Hawk Shares (a "Hawk Shareholder"): (a) either $8.25 cash or 1.5566 class A shares in the capital of Flagship ("Flagship Class A Shares") or 1.2692 class B shares in the capital of Flagship ("Flagship Class B Shares"), or some combination thereof, for each Hawk Class A Share; and (b) either $10.00 cash or 1.8868 Flagship Class A Shares or 1.5385 Flagship Class B Shares, or some combination thereof, for each Hawk Class B Share. The terms of the offer to purchase the Hawk Class A Shares limit the aggregate (i) amount of cash payable thereunder to $31,382,000, (ii) number of Flagship Class A Shares issuable thereunder to 14,944,000 and (iii) number of Flagship Class B Shares issuable thereunder to 2,802,000, provided that the aggregate number of Flagship A Shares and Flagship B Shares to be issued under such offer shall not, in any event, collectively exceed 16,064,800. The terms of the offer to purchase the Hawk Class B Shares limit the aggregate (i) amount of cash payable thereunder to $2,218,000, (ii) number of Flagship Class A Shares issuable thereunder to 1,056,000, and (iii) number of Flagship B Shares issuable thereunder to 198,000, provided that he aggregate number of Flagship A Shares and Flagship B Shares to be issued under such offer shall not, in any event, collectively exceed 1,135,200.

We also understand that the Offer will be open for acceptance until 4:30 p.m. (Calgary time) on the date that is 36 days following the date on which the Offer is mailed to Hawk Shareholders (the "Expiry Time"), unless otherwise withdrawn or extended. The Offer will be conditional upon, among other things, there being validly deposited under the Offer and not withdrawn, at least 90% of the outstanding Hawk Class A Shares and 90% of the outstanding Hawk Class B Shares (calculated on a diluted basis), as set out more specifically in the take-over bid circular of Flagship to be prepared in respect of the Offer (the "Take-Over Bid Circular").

We further understand that the directors, and officers and certain shareholders of Hawk holding an aggregate of approximately 31.6% of the outstanding Hawk Class A Shares and 11.4% of the outstanding Hawk Class B Shares, respectively, have entered into agreements with Flagship to, subject to certain conditions, tender their Hawk Shares (including any Hawk Class A Shares they may acquire upon the exercise of options to purchase Hawk A Shares) under the Offer.

To assist the board of directors of Hawk (the "Board") in considering the terms of the Offer, and the making of its recommendations in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the consideration offered under the Offer is fair, from a financial point of view, to the Shareholders.

**Engagement of GMP**

GMP was engaged pursuant to an agreement dated November 22, 2005 (the "Engagement Agreement") to act as Hawk's exclusive financial advisor and agent with respect to maximizing shareholder value including, but not limited to, conducting a confidential sale process of Hawk. GMP's services included discussions and negotiations with prospective purchasers of Hawk, providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Hawk or of any of the assets, liabilities or securities of Hawk or to express an opinion with respect to the form of the Offer itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Offer. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive from Hawk, for the services provided, a fee for the delivery of the Fairness Opinion, an advisory fee, in respect of which a portion is contingent on the outcome of the Offer, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. Hawk has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to Hawk by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Hawk Shareholders and does not constitute a recommendation to Hawk Shareholders. GMP has received no instructions from Hawk in connection with the conclusions reached in this Fairness Opinion.

**Qualifications of GMP**

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity, and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

**Relationship with Interested Parties**

Neither GMP nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Hawk or Flagship, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to Hawk and Flagship or its predecessors in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Hawk and Flagship and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, Hawk, Flagship or other Interested Parties.

**Scope of Review Conducted by GMP**

GMP has acted as the financial advisor to Hawk in respect of the Offer and certain related matters. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Hawk and Flagship, including information derived from meetings and discussions with the management of Hawk and Flagship. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

*As pertaining to Hawk:*

i. drafts of the Take-Over Bid Circular up to and including the date hereof;

ii. drafts of the directors' circular to be issued by the Board in connection with the Offer up to and including the date hereof (the "Directors' Circular");

iii. the Pre-Acquisition Agreement;

iv. the audited financial statements for Hawk for the years ended December 31, 2004 and December 31, 2003;

v. the Annual Report to Hawk Shareholders for the year ended December 31, 2004;

vi. the unaudited financial statements of Hawk for the three and nine month periods ended September 30, 2005;

vii. the Management Information Circular of Hawk dated May 6, 2005;

viii. the current projected annual budgets of Hawk for the years ended December 31, 2005 and 2006, including management estimates of capital expenditures, production and net operating income;

ix. a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Hawk's properties prepared by GLJ Petroleum Consultants Ltd., effective as at October 31, 2005;

x. a summary valuation of undeveloped land acreage and land values of Hawk as prepared by GLJ Petroleum Consultants Ltd. as at November 21, 2005;

xi. a certificate of representation as to certain factual matters dated the date hereof provided by Hawk and addressed to us;

xii. public information relating to the business, operations, financial performance and stock trading history of Hawk and other selected public companies we considered relevant;

xiii. certain non-public information regarding Hawk, its business and projects; and

xiv. discussions with senior management of Hawk with respect to, among other things, the past and future operations of Hawk, Hawk's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

*As pertaining to Flagship:*

i. drafts of the Take-Over Bid Circular up to and including the date hereof;

ii. the Pre-Acquisition Agreement;

iii. the audited financial statements for AFS Energy Inc. ("AFS"), the predecessor of Flagship, for the year ended December 31, 2004;

iv. the unaudited financial statements of Flagship for the three and nine month periods ended September 30, 2005;

v. the Management Information Circular of AFS dated March 11, 2005;

vi. the current projected annual budgets of Flagship for the year ended December 31, 2005 and for the six months ending June 30, 2006, including management estimates of capital expenditures, production and net operating income;

vii. a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Flagship's properties prepared by AJM Petroleum Consultants, effective as at January 1, 2005;

viii. certain non-public information regarding Flagship, its business and projects;

ix. a certificate of representation as to certain factual matters dated the date hereof provided by Flagship and addressed to us; and

x. public information relating to the business, operations, financial performance and unit trading history of Flagship and other selected public entities we considered relevant.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Hawk and Flagship granted us access to its management group and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with the management of Hawk. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

*Key Assumptions and Limitations*

We have assumed and relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Hawk and Flagship, as appropriate, having regard to the plans, financial condition and prospects of Hawk and Flagship, as the case may be. In addition, senior officers of Hawk and Flagship have made representations to us in certificates dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Offer and we express no opinion on such procedures.

We have, with respect to all accounting, legal and tax matters relating to the Offer and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to Hawk, including information disclosed in the Directors' Circular, and express no opinion thereon. The Offer is subject to a number of conditions outside the control of Hawk and we have assumed all conditions precedent to the completion of the Offer can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Offer will be satisfied or waived or that the Offer will be implemented within the time frame indicated in the Take-Over Bid Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or Hawk.

The Fairness Opinion is rendered as of February 14, 2006, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Hawk as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of Hawk. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date this Fairness Opinion is rendered.

The Fairness Opinion has been provided solely for the use of the Board and for inclusion in the Directors' Circular (together with a summary thereof in a form acceptable to GMP) and may not be used by any other person or relied upon by any other person without the express written consent of GMP. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to purchase the Hawk Shares or construed as a recommendation to Hawk Shareholders to accept the Offer. Our conclusion as to the fairness of the consideration to be received under the Offer by Hawk Shareholders is based on our review of the Offer taken as a whole, rather than on any particular element of the Offer, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

**Conclusion and Fairness Opinion**

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, we are of the opinion that the consideration to be received under the Offer, as set forth in the Directors' Circular and as summarized above, is fair, from a financial point of view, to Hawk Shareholders.

This Fairness Opinion may be relied upon by the Board for the purpose of considering the Offer and its recommendation to Hawk Shareholders with respect to the Offer, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Directors' Circular.

Yours very truly,

*(signed)* **GMP Securities L.P.**

## PART II

## INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to the Form CB.

## PART III

## CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Flagship Energy Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Flagship Energy Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

**PART IV**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of April 10, 2006.

**FLAGSHIP ENERGY INC.**

By:______________________________
Name: Stuart Jaggard
Title: Vice President and Chief Financial Officer

## EXHIBIT INDEX

| Exhibit | Description |
|---|---|
| 2.1 | Annual Information Form of Flagship dated April 7, 2006 for the year ended December 31, 2005 |
| 2.2 | Audited comparative financial statements of Flagship for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon |
| 2.3 | Management's discussion and analysis of Flagship for the year ended December 31, 2005 |
| 2.4 | Material Change Report of Flagship dated February 16, 2006 in respect of the proposed acquisition of Hawk by Flagship |
| 2.5 | Audited comparative financial statements of Hawk for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' reports thereon |

**EXHIBIT 2.1**

# FLAGSHIP ENERGY INC.

# ANNUAL INFORMATION FORM

**FOR THE YEAR ENDED**

**DECEMBER 31, 2005**

**April 7, 2006**

## TABLE OF CONTENTS

## ABBREVIATIONS

**Oil and Natural Gas Liquids**

| | |
|---|---|
| Bbl | barrel |
| Bbls | barrels |
| Mbbls | thousand barrels |
| MMbbls | million barrels |
| Mstb | 1,000 stock tank barrels |
| Bbls/d | barrels per day |
| BOPD | barrels of oil per day |
| NGLs | natural gas liquids |
| STB | standard tank barrels |

**Natural Gas**

| | |
|---|---|
| Mcf | thousand cubic feet |
| MMcf | million cubic feet |
| Mcf/d | thousand cubic feet per day |
| MMcf/d | million cubic feet per day |
| MMbtu | million British Thermal Units |
| Bcf | billion cubic feet |
| GJ | gigajoule |
| MM | Million |

**Other**

| | |
|---|---|
| AECO | EnCana Corp.'s natural gas storage facility located at Suffield, Alberta. |
| API | American Petroleum Institute |
| °API | an indication of the specific gravity of crude oil measured on the API gravity scale. |
| ARTC | Alberta Royalty Tax Credit |
| BOE | barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices) |
| BOE/d | barrel of oil equivalent per day |
| $m^3$ | cubic metres |
| MBOE | 1,000 barrels of oil equivalent |
| $M or $000s | thousands of dollars |
| WTI | West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade |

**Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

## CONVERSIONS

| To Convert From | To | Multiply By |
|---|---|---|
| Mcf | Cubic metres | 28.174 |
| Cubic metres | Cubic feet | 35.494 |
| Bbls | Cubic metres | 0.159 |
| Cubic metres | Bbls oil | 6.290 |
| Feet | Metres | 0.305 |
| Metres | Feet | 3.281 |
| Miles | Kilometres | 1.609 |
| Kilometres | Miles | 0.621 |
| Acres (Alberta) | Hectares | 0.400 |
| Hectares (Alberta) | Acres | 2.500 |
| Acres (British Columbia) | Hectares | 0.405 |
| Hectares (British Columbia) | Acres | 2.471 |

## CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**2005 Arrangement**" means the plan of arrangement involving the Corporation and its securityholders completed under the provisions of Section 193 of the ABCA made effective May 24, 2005;

"**ABCA**" means Business Corporations Act (Alberta);

"**AJM**" means AJM Petroleum Consultants;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbooks Volumes 1 and 2 prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Class A Shares**" means the Class A Shares in the capital of the Corporation;

"**Class B Shares**" means the Class B Shares in the capital of the Corporation;

"**Corporation**" or "**Flagship**" means Flagship Energy Inc.;

"**AJM Report**" means the report of AJM dated March 23, 2006 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2005;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**Gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(a) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(c) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion; and

"**TSXV**" means the TSX Venture Exchange.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial year, being December 31, 2005.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

## FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling and re-completion plans, timing of drilling, re-completion and tie-in of wells, productive capacity of wells and productive capacity of wells and capital expenditures and the timing thereof may be forward-looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources and the risk factors outlined under "Risk Factors" and elsewhere herein. The recovery and reserve estimates of Flagship's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Flagship's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Flagship's website (www.flagshipenergy.ca). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Corporation assumes no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws.

Forward-looking statements and other information contained herein concerning the oil and gas industry and the Corporation's general expectations concerning this industry are based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

## BACKGROUND

Flagship is a junior oil and natural gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves primarily in western Canada.

Flagship commenced oil and gas operations on May 24, 2005 following completion of the 2005 Arrangement. See "*General Development of the Business*".

Unless the context otherwise requires, reference herein to "Flagship", the "Company" or the "Corporation" means Flagship Energy Inc.

Flagship's principal office is located at Suite 1010, 311 - 6th Avenue S.W., Calgary, Alberta, T2P 3H2 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Flagship was amalgamated under the ABCA on August 1, 2005. Flagship does not currently have any subsidiaries.

The Class A Shares and Class B Shares of Flagship trade on the TSX Venture under the symbols "FG.A" and "FG.B", respectively.

## GENERAL DEVELOPMENT OF THE BUSINESS

### Corporate History

The Corporation was originally incorporated under the name "Herdis International Canada Inc." on July 21, 1983 under the *Company Act* (British Columbia). On February 10, 1987, the Corporation's name was changed to "Deep Shaft Technology International Inc." and on November 15, 1988, its name was changed to "Noram Environmental Solutions Inc.". On February 27, 1997, the Corporation was continued from British Columbia to Alberta. On July 1, 1997, the Corporation and its then wholly-owned subsidiary, Alternative Fuel Systems Inc., were amalgamated under the ABCA, under the name "Alternative Fuel Systems Inc.".

On April 9, 2003 Alternative Fuel Systems Inc. filed for creditor protection under the *Companies' Creditors Arrangement Act* (Canada) in order to facilitate a corporate restructuring. Effective June 30, 2004 the Corporation completed a debt and equity restructuring (the "2004 Arrangement") which allowed the Corporation to emerge from creditor protection. Pursuant to the 2004 Arrangement, the Corporation changed its name to "AFS Energy Inc." and transferred all of its assets and liabilities (other than its accumulated non-capital tax losses) to Alternative Fuel Systems (2004) Inc. and ceased all active business operations until completion of the 2005 Arrangement.

### The 2005 Arrangement and Related Transactions

On February 15, 2005 the Corporation entered into an arrangement agreement (the "Arrangement Agreement") which resulted in the reorganization of the Corporation as a junior oil and natural gas exploration and development company, with assets meeting the Tier 1 listings requirements of the TSXV, an experienced oil and gas management team and sufficient cash to carry out initial operations. The 2005 Arrangement became effective on May 24, 2005 at which time the Corporation changed its name to "Flagship Energy Inc.".

Pursuant to the 2005 Arrangement, former holders of common shares of AFS Energy Inc. received, for each outstanding common share of AFS Energy Inc. held by them, 0.06668831 of a Class A Share and 0.01500487 of a Class B Share.

In conjunction with the 2005 Arrangement, the Corporation completed a brokered private placement financing (the "Brokered Private Placement") of 10,000 series U subscription receipts ("Subscription Receipts") at a price of $1,000 per Subscription Receipt (each of which were exchanged under the 2005 Arrangement for 400 Class A Shares and 90 Class B Shares for an aggregate total issuance by the Corporation of 4,000,000 Class A Shares and 900,000 Class B Shares) for aggregate gross proceeds to the Corporation of $10 million.

The proceeds from the Brokered Private Placement were used in part to acquire the Corporation's initial oil and gas assets, comprised of interests in the Medicine Lodge area of west-central Alberta (the "Initial Property Acquisition"). At the time the Initial Property Acquisition was completed, the acquired properties were producing approximately 85 BOE/d comprised of 475 Mcf/d of natural gas and 6 Bbls/d of natural gas liquids. As at December 31, 2004 an independent reserves evaluator assigned proved working interest reserves, before deduction of royalties, to these properties of 152 MBOE and proved plus probable reserves of 216 MBOE, using forecast prices and costs. In addition, these initial properties included approximately 760 net acres of undeveloped lands.

The Corporation also completed an additional non-brokered private placement financing (the "Non-Brokered Private Placement") of an aggregate of 4,000,000 Class A Shares at an issue price of $0.25 per share, for gross proceeds of $1 million. The purpose of the Non-Brokered Private Placement was to provide the new directors, senior management team and employees and other service providers of the Corporation with the opportunity to invest in the Corporation at a fair price and in a manner which encouraged their continued employment and aligned the interests of such holders with the interests of the Corporation's shareholders. The Class A Shares issued pursuant to the Non-Brokered Private Placement were deposited in escrow pursuant to escrow agreements entered into between the Corporation and the subscribers thereto. See "*Escrowed Securities*".

**Acquisition of New Venture Energy Inc.**

On July 27, 2005 the Corporation completed the acquisition (the "New Venture Acquisition") of all of the outstanding shares of New Venture Energy Inc. ("New Venture"), a private oil and gas company incorporated under the *Business Corporations Act* (Saskatchewan) on December 8, 2004.

The oil and gas properties of New Venture were comprised of operated sweet natural gas properties (the "New Venture Properties") in the general Edam area of west Saskatchewan and in the Lloydminster, Swimming and Manville areas of eastern Alberta. AJM prepared a report effective January 1, 2005 on the oil and natural gas reserves of New Venture using AJM's December 31, 2004 forecast pricing. Based on AJM's report, the total gross proved reserves of the New Venture Properties were 6,023 MMcf and gross proved plus probable reserves were 10,103 MMcf. Average daily production from the New Venture Properties for the six months ended June 30, 2005 was 2,487 Mcf/d or 414 BOE/d. Pursuant to the New Venture Acquisition, the Corporation also acquired approximately 65,000 net acres of land, of which 38,000 net acres were undeveloped.

The total consideration paid by the Corporation under the New Venture Acquisition was $18.13 million comprised of the issuance of 3,357,481 Class A Shares and the assumption of $5.2 million of net debt.

Immediately prior to completion of the New Venture Acquisition, New Venture was owned as to approximately 89% of its outstanding shares by an arm's length party, GrowthWorks Canadian Fund Inc., a labour sponsored venture capital fund. The balance of the shares of New Venture were owned by Selinger Capital Inc. (5.5%), a company part-owned by Glenn R. Carley, the Executive Chairman and a director of the Corporation, Bradley Maynes (3.9%), the President and Chief Operating Officer and a director of the Corporation, and Stuart Jaggard (1.7%), the Vice-President, Finance and Chief Financial Officer of the Corporation.

The Corporation and New Venture Energy Inc. were amalgamated under the ABCA on August 1, 2005 under the name "Flagship Energy Inc.".

The Corporation's Business Acquisition Report dated October 6, 2005 in respect of the New Venture Acquisition is incorporated by reference herein and can be located on SEDAR at www.sedar.com.

**Recent Developments**

On October 25, 2005 Flagship completed a private placement of 3,638,000 class A shares at a price of $5.50 per share for total gross proceeds of approximately $20 million.

On December 21, 2005 Flagship completed a private placement of 739,300 class A shares, issued on a "flow-through" basis at a price of $7.00 per share for total gross proceeds of approximately $5.2 million.

On February 15, 2006 the Corporation announced that it had entered into an agreement with Hawk Energy Corp. ("Hawk") pursuant to which the Corporation agreed to make an offer (the "Hawk Offer") to acquire all of the outstanding class A shares and class B shares of Hawk on the basis of, at the election of the Hawk shareholder, (i) for each class A share of Hawk, $8.25 cash or 1.5566 Class A Shares or 1.2692 Class B Shares, or some combination thereof and (ii) for each class B share of Hawk, $10.00 cash or 1.8868 Class A Shares or 1.5385 Class B Shares, or some combination thereof, subject to a maximum amount of cash, Class A Shares and Class B Shares as more particularly set forth in the Hawk Offer.

The total acquisition cost is $141 million, being approximately $126 million for all of the outstanding shares of Hawk and the assumption of $15 million of net debt, inclusive of transaction costs of approximately $3.7 million.

The Hawk Offer is expected to be mailed to Hawk shareholders on or about April 10, 2006 and will expire approximately 36 days thereafter. The Hawk Offer is subject to certain conditions, including the deposit of not less than 90% of the outstanding class A shares of Hawk and 90% of the outstanding class B shares of Hawk (on a fully-diluted basis), receipt of all required regulatory approvals and other customary conditions. Hawk is a public company listed on the TSXV with operations principally in central and eastern Alberta and south-east Saskatchewan.

## DESCRIPTION OF THE BUSINESS AND OPERATIONS

The Corporation is engaged in the exploration for and development and production of crude oil and natural gas in Western Canada. All of the Corporation's current operations are in the Provinces of Alberta and Saskatchewan.

The business plan of Flagship is to generate profitable growth, measured by per share growth in production, proved reserves and cash flow from operations. To accomplish this, Flagship will focus on the creation of value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves.

The Corporation plans to acquire interests in oil and gas exploration and development prospects in west central and southern Alberta and western and south eastern Saskatchewan through internal generation and participation with other industry partners. The Corporation may consider oil and gas activities in British Columbia, although its prime emphasis will be in Alberta and Saskatchewan. Management of the Corporation has extensive experience in oil and gas exploration and development in this area. Emphasis will be placed on exploration targets near established infrastructure that have the potential to be placed on production soon after drilling success. The Corporation's focus area will characteristically have moderate drilling and operating costs and offer access to processing and transportation systems. Typical drilling depths between 2,000 and 6,000 feet will allow the Corporation to explore for oil and gas in the shallow to medium depth reservoirs present in the above areas for dry hole costs in the $200,000 to $750,000 range. The Corporation may also participate in some deeper tests with dry hole costs in the $750,000 – $1,000,000 range, however, it is the Corporation's intention to participate in not more than 50% of any deep test.

The Corporation's land strategy has three components. First, the Corporation intends to generate and develop exploration prospects for participation with industry partners who hold undeveloped land in the Corporation's areas of interest. Second, the Corporation intends to pursue third party farm-in opportunities in order to earn land by drilling wells and thereby minimize land acquisition costs. Third, the Corporation anticipates purchasing land at Alberta and Saskatchewan Crown land sales.

In selecting exploration and development prospects, management of the Corporation will choose those that offer an appropriate combination of risk and economic reward, recognizing that all drilling involves substantial risk and that a high degree of competition exists for prospects. No assurance can be given that drilling will prove successful in establishing commercially recoverable reserves. The Corporation will acquire petroleum and natural gas rights through Crown land sales, leasing of freehold interests and farming-in on other industry owners of petroleum properties. The Corporation will endeavour to establish new core areas of operation by following successful drilling with strategic acquisitions of land, facilities and producing properties where warranted.

Management of the Corporation has considerable experience in other areas in western Canada and has the capability to expand the scope of the Corporation's activities beyond the initial areas of operation as opportunities arise and management deems prudent.

The business plan of the Corporation is to create sustainable and profitable per share growth in the oil and gas industry in western Canada. To accomplish this, the Corporation will pursue an integrated growth strategy including development and exploration drilling focused on central and southern Alberta and western Saskatchewan, acquisitions and the creation of joint ventures.

The Corporation plans to pursue the internal generation of exploration plays possessing varying degrees of risk. The Corporation plans to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves. Exploration plays will concentrate on areas of moderate depth and multiple potential reservoirs and must both possess follow-up locations and be supported by available undeveloped land. To achieve sustainable and profitable growth, the Corporation believes in controlling the timing and costs of its projects whenever possible. Accordingly, the Corporation will seek to become the operator of its properties to the greatest extent possible. In order to focus its exploration program, the Corporation has adopted the following guidelines:

- All new wells drilled should have the reasonable expectation of achieving payout within three years;

- The working interest taken in exploration wells shall be based on the ratio of risk to reward and capital exposure; and

- All new wells drilled (exploration or development) should have the capability of being put on production within six months from date of completion.

While the Corporation believes it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of commercially viable oil and natural gas producing properties has a number of inherent risks. See "Risk Factors".

It is anticipated that acquisitions will constitute an integral part of the Corporation's ongoing business plan. Management has industry experience in producing areas of western Canada in addition to its initial geographic areas of interest and has the capability to expand the scope of the Corporation's activities and opportunities through selective asset and corporate acquisitions. The Corporation intends to finance acquisitions through a combination of debt and equity. When reviewing potential participations or acquisitions, the Corporation will consider the following target criteria:

- Return on investment from acquired producing properties should be at least 15%, with a recycle ratio greater than 1.8;

- All acquisitions, when fully exploited, should enhance the net asset value of the Corporation; and

- Producing asset acquisitions should have identifiable upside, either through drilling, completions, reservoir management or production/facility optimization; and

- Facilities associated with the acquisition of producing properties may represent up to 30% of the total asset value, particularly if there is a consistent stream of third party processing income that could be increased through additional tie-ins;

The Corporation will also seek to participate in joint ventures that will create opportunities for exploration and drilling as well as securing an undeveloped land base. The Corporation intends to be selective when choosing joint venture parties but believes the experience and profile of its management team will persuade acceptable parties to form and maintain exploration alliances.

The Corporation's objective will be to identify and develop prospects which have estimated recoverable reserves of at least 100,000 Bbls of oil or 0.4 Bcf of gas per well and initial well productivities of at least 50 Bbls/d of oil or 0.2 MMcf/d of gas per well, in each case net to the Corporation. The Corporation will generally acquire or shoot seismic data to help minimize exploration risk. The Corporation's primary focus will be gas exploration targets which have the capability of generating immediate cash flow and sustained production. The intention is to diversify risk and pursue the most attractive opportunities which become available.

The board of directors of the Corporation may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

## STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 23, 2006. The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is March 23, 2006.

### Disclosure of Reserves Data and Other Information

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by AJM with an effective date of December 31, 2005 contained in the AJM Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the standards required by NI 51-101. The Corporation engaged AJM to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Corporation's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by the Independent Qualified Reserves Evaluator in Form 51-101F2 are attached as Schedules "A" and "B", respectively.

**It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.**

*Reserves Data (Constant Prices and Costs)*

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS**

| RESERVES CATEGORY | LIGHT AND MEDIUM OIL Gross (Mbbl) | LIGHT AND MEDIUM OIL Net (Mbbl) | NATURAL GAS Gross (MMcf) | NATURAL GAS Net (MMcf) | NATURAL GAS LIQUIDS Gross (Mstb) | NATURAL GAS LIQUIDS Net (Mstb) |
|---|---|---|---|---|---|---|
| PROVED | | | | | | |
| Developed Producing | - | - | 5,036.0 | 4,274.3 | 10.3 | 6.7 |
| Developed Non-Producing | - | - | 2,457.9 | 2,048.4 | - | - |
| Undeveloped | - | - | 251.1 | 180.3 | 0.4 | 0.3 |
| TOTAL PROVED | - | - | 7,745.1 | 6,502.9 | 10.6 | 7.0 |
| PROBABLE | - | - | 5,464.2 | 4,597.1 | 31.5 | 21.8 |
| TOTAL PROVED PLUS PROBABLE | - | - | 13,209.3 | 11,100.0 | 42.1 | 28.8 |

**NET PRESENT VALUES OF FUTURE NET REVENUE**

| RESERVES CATEGORY | BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$) | 5 (M$) | 10 (M$) | 15 (M$) | 20 (M$) | AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$) | 5 (M$) | 10 (M$) | 15 (M$) | 20 (M$) |
|---|---|---|---|---|---|---|---|---|---|---|
| PROVED | | | | | | | | | | |
| Developed Producing | 29,025.7 | 24,685.7 | 21,619.4 | 19,342.4 | 17,583.5 | 29,025.7 | 24,685.7 | 21,619.4 | 19,342.4 | 17,583.5 |
| Developed Non-Producing | 13,987.0 | 10,802.2 | 8,694.3 | 7,227.6 | 6,162.6 | 13,987.0 | 10,802.2 | 8,694.3 | 7,227.6 | 6,162.6 |
| Undeveloped | 1,074.0 | 897.3 | 758.3 | 647.1 | 556.8 | 1,074.0 | 897.3 | 758.3 | 647.1 | 556.8 |
| TOTAL PROVED | 44,086.7 | 36,385.2 | 31,072.0 | 27,217.2 | 24,302.9 | 44,086.7 | 36,385.2 | 31,072.0 | 27,217.2 | 24,302.9 |
| PROBABLE | 31,418.2 | 22,777.4 | 17,366.1 | 13,750.7 | 11,211.8 | 21,974.9 | 16,217.7 | 12,658.5 | 10,279.6 | 8,593.8 |
| TOTAL PROVED PLUS PROBABLE | 75,504.9 | 59,162.6 | 48,438.1 | 40,967.8 | 35,514.7 | 66,061.6 | 52,602.9 | 43,730.4 | 37,496.8 | 32,896.7 |

**TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS**

| RESERVES CATEGORY | REVENUE (M$) | ROYALTIES, NET of ARTC (M$) | OPERATING COSTS (M$) | DEVELOPMENT COSTS (M$) | WELL ABANDONMENT COSTS (M$) | FUTURE NET REVENUE BEFORE INCOME TAXES (M$) | INCOME TAXES (M$) | FUTURE NET REVENUE AFTER INCOME TAXES (M$) |
|---|---|---|---|---|---|---|---|---|
| Proved Reserves | 73,726.6 | 12,918.6 | 12,175.2 | 1,356.6 | 1,821.8 | 44,086.7 | 0.0 | 44,086.7 |
| Proved Plus Probable Reserves | 127,392.2 | 21,610.8 | 20,849.6 | 5,224.2 | 1,865.2 | 75,504.9 | 9,443.4 | 66,061.6 |

**FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2005
CONSTANT PRICES AND COSTS**

| RESERVES CATEGORY | PRODUCTION GROUP | FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$) |
|---|---|---|
| Proved Reserves | Light and Medium Crude Oil (including solution gas and other by-products) | (91.4) |
| | Natural Gas (including by-products but excluding solution gas from oil wells) [(1)] | 30,825.8 |
| | ARTC and other | 337.6 |
| | | 31,072.0 |
| Proved Plus Probable Reserves | Light and Medium Crude Oil (including solution gas and other by-products) | (91.4) |
| | Natural Gas (including by-products but excluding solution gas from oil wells) [(1)] | 47,687.9 |
| | ARTC and other | 841.7 |
| | | 48,438.1 |

Note:

(1) Includes NGLs which represent approximately 1% of the aggregate future net revenues.

*Reserves Data (Forecast Prices and Costs)*

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2005
FORECAST PRICES AND COSTS**

| | LIGHT AND MEDIUM OIL | | NATURAL GAS | | NATURAL GAS LIQUIDS | |
|---|---|---|---|---|---|---|
| RESERVES CATEGORY | Gross (Mbbl) | Net (Mbbl) | Gross (MMcf) | Net (MMcf) | Gross (Mstb) | Net (Mstb) |
| PROVED | | | | | | |
| Developed Producing | - | - | 5,010.2 | 4,249.5 | 10.3 | 6.7 |
| Developed Non-Producing | - | - | 2,443.7 | 2,035.4 | - | - |
| Undeveloped | - | - | 251.1 | 180.3 | 0.4 | 0.3 |
| TOTAL PROVED | - | - | 7,705.0 | 6,465.2 | 10.6 | 7.0 |
| PROBABLE | - | - | 5,434.8 | 4,574.4 | 31.5 | 21.9 |
| TOTAL PROVED PLUS PROBABLE | - | - | 13,139.8 | 11,039.6 | 42.1 | 28.9 |

| RESERVES CATEGORY | NET PRESENT VALUES OF FUTURE NET REVENUE — BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$) | 5 (M$) | 10 (M$) | 15 (M$) | 20 (M$) | AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$) | 5 (M$) | 10 (M$) | 15 (M$) | 20 (M$) |
|---|---|---|---|---|---|---|---|---|---|---|
| PROVED | | | | | | | | | | |
| Developed Producing | 28,669.2 | 24,782.3 | 22,017.9 | 19,952.0 | 18,344.7 | 28,669.2 | 24,782.3 | 22,017.9 | 19,952.0 | 18,344.7 |
| Developed Non-Producing | 13,237.0 | 10,258.4 | 8,305.4 | 6,956.1 | 5,980.7 | 13,237.0 | 10,258.4 | 8,305.4 | 6,956.1 | 5,980.7 |
| Undeveloped | 987.4 | 831.6 | 708.0 | 608.5 | 527.2 | 987.4 | 831.6 | 708.0 | 608.5 | 527.2 |
| TOTAL PROVED | 42,893.7 | 35,872.3 | 31,031.3 | 27,516.6 | 24,852.7 | 42,893.7 | 35,872.3 | 31,031.3 | 27,516.6 | 24,852.7 |
| PROBABLE | 28,937.6 | 20,839.2 | 15,853.7 | 12,570.4 | 10,289.1 | 20,843.6 | 15,298.3 | 11,920.9 | 9,694.8 | 8,133.9 |
| TOTAL PROVED PLUS PROBABLE | 71,831.3 | 56,711.5 | 46,885.1 | 40,087.0 | 35,141.8 | 63,737.2 | 51,170.6 | 42,952.2 | 37,211.4 | 32,986.6 |

## TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2005 FORECAST PRICES AND COSTS

| RESERVES CATEGORY | REVENUE (M$) | ROYALTIES (M$) | OPERATING COSTS (M$) | DEVELOPMENT COSTS (M$) | WELL ABANDONMENT COSTS (M$) | FUTURE NET REVENUE BEFORE INCOME TAXES (M$) | INCOME TAXES (M$) | FUTURE NET REVENUE AFTER INCOME TAXES (M$) |
|---|---|---|---|---|---|---|---|---|
| Proved Reserves | 74,229.5 | 13,278.5 | 13,187.1 | 1,391.5 | 2,105.8 | 42,893.7 | 0.0 | 42,893.7 |
| Proved Plus Probable Reserves | 126,810.7 | 21,658.3 | 23,298.9 | 5,478.0 | 2,243.5 | 71,831.3 | 8,094.1 | 63,737.2 |

## FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2005 FORECAST PRICES AND COSTS

| RESERVES CATEGORY | PRODUCTION GROUP | FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$) |
|---|---|---|
| Proved Reserves | Light and Medium Crude Oil (including solution gas and other by-products) | (99.8) |
| | Natural Gas (including by-products but excluding solution gas from oil wells) [1] | 30,790.7 |
| | ARTC and other | 340.5 |
| | | 31,031.3 |
| Proved Plus Probable Reserves | Light and Medium Crude Oil (including solution gas and other by-products) | (99.8) |
| | Natural Gas (including by-products but excluding solution gas from oil wells) [1] | 46,153.3 |
| | ARTC and other | 831.6 |
| | | 46,885.1 |

Note:

(1) Includes NGLs which represent approximately 1% of the aggregate future net revenues.

135

**Notes to Reserves Data Tables:**

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the AJM Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

*Reserve Categories*

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions, specifically the forecast prices and costs and constant prices and costs.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

*Levels of Certainty for Reported Reserves*

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) There is a 90 percent probability that at least the estimated proved reserves will be recovered; and

(b) There is a 50 percent probability that at least the sum of the estimated proved plus probable reserves will be recovered.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast Costs and Price Assumptions

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by AJM in the AJM Report were AJM's forecasts as follows:

## SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
## FORECAST PRICES AND COSTS

| Year | OIL: WTI Cushing Oklahoma ($US/Bbl) | OIL: Edmonton Par Price 40° API ($Cdn/Bbl) | Natural Gas AECO Gas Price ($Cdn/Mcf) | Pentanes Plus Edmonton ($Cdn/Bbl) | Butanes Price Edmonton ($Cdn/Bbl) | Inflation Rates(1) %/Year | Exchange Rate(2) ($US/$Cdn) |
|---|---|---|---|---|---|---|---|
| Forecast | | | | | | | |
| 2006 | 60.00 | 69.60 | 11.50 | 73.10 | 55.70 | 0.0 | 0.85 |
| 2007 | 61.20 | 71.00 | 10.50 | 74.55 | 56.80 | 2.0 | 0.85 |
| 2008 | 62.45 | 72.50 | 8.90 | 76.15 | 58.00 | 2.0 | 0.85 |
| 2009 | 61.60 | 71.50 | 8.50 | 75.10 | 57.20 | 2.0 | 0.85 |
| 2010 | 59.55 | 69.10 | 8.70 | 72.55 | 55.30 | 2.0 | 0.85 |
| 2011 | 55.15 | 63.90 | 8.90 | 67.10 | 51.10 | 2.0 | 0.85 |
| 2012 | 56.35 | 65.30 | 9.10 | 68.55 | 52.25 | 2.0 | 0.85 |
| 2013 | 57.45 | 66.60 | 9.30 | 69.95 | 53.30 | 2.0 | 0.85 |
| 2014 | 58.60 | 67.95 | 9.50 | 71.35 | 54.35 | 2.0 | 0.85 |
| 2015 | 59.75 | 69.30 | 9.75 | 72.75 | 55.45 | 2.0 | 0.85 |
| 2016 | 60.90 | 70.70 | 10.00 | 74.25 | 56.55 | 2.0 | 0.85 |
| 2017+ | Escalated oil, gas and product prices at 2% per year thereafter | | | | | | |

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2005, were $10.03/Mcf for natural gas and $85.00/Bbl for natural gas liquids.

4. Constant Cost and Price Assumptions

Constant prices and costs are:

(a) our prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the AJM Report were as follows:

## SUMMARY OF PRICING ASSUMPTIONS
## CONSTANT PRICES AND COSTS

| Year | CRUDE OIL 40° API ($Cdn/Bbl) | NATURAL GAS AECO Gas Price ($Cdn/Mcf) | Exchange Rate to US |
|---|---|---|---|
| Historical as at December 31, 2005 | 68.12 | 9.78 | 0.8577 |

5. ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced January 1990 by the Alberta government with modifications effective January 1, 1995.

6. Estimated future abandonment and reclamation costs related to a property have been taken into account by AJM in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No

allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to AJM were accepted by AJM as represented. No field inspection was conducted.

*Reconciliations of Changes in Reserves and Future Net Revenue*

**RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS**

| | LIGHT AND MEDIUM OIL | | | NATURAL GAS LIQUIDS | | | CONVENTIONAL NATURAL GAS | | |
|---|---|---|---|---|---|---|---|---|---|
| FACTORS | Net Proved (Mbbl) | Net Probable (Mbbl) | Net Proved Plus Probable (Mbbl) | Net Proved (Mstb) | Net Probable (Mstb) | Net Proved Plus Probable (Mstb) | Net Proved (MMcf) | Net Probable (MMcf) | Net Proved Plus Probable (MMcf) |
| **May 24, 2005**[1] | - | - | - | - | - | - | - | - | - |
| Extensions | | | | | | | | | |
| Improved Recovery | | | | | | | | | |
| Technical Revisions | | | | 7 | 8 | 15 | 1,753 | 696 | 2,448 |
| Discoveries | | | | | 14 | 14 | 37 | 588 | 625 |
| Recompletions | | | | | | | 113 | 92 | 205 |
| Transfer | | | | | | - | 9 | (9) | |
| Acquisitions | | | | | | | 5,020 | 3,208 | 8,228 |
| Dispositions | | | | | | | | | |
| Economic Factors | | | | | | | | | |
| Production | | | | (1) | | (1) | (466) | 0.7 | (466) |
| **December 31, 2005** | | | | 7 | 22 | 29 | 6,465 | 4,574 | 11,040 |

Note:

(1) The Corporation commenced its operations as an oil and gas company on May 25, 2005 following completion of the 2005 Arrangement.

(2) The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

**RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR PROVED RESERVES CONSTANT PRICES AND COSTS**

| PERIOD AND FACTOR | (M$) |
|---|---|
| Estimated Future Net Revenue at May 24, 2005[1] After Tax | - |
| Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[2] | (3,440) |
| Net Change in Prices, Production Costs and Royalties Related to Future Production[3] | - |
| Changes in Previously Estimated Development Costs Incurred During the Period[4] | - |
| Changes in Estimated Future Development Costs[5] | - |
| Extensions and Improved Recovery[6] | 655 |
| Discoveries | 264 |
| Acquisitions of Reserves[6] | 33,593 |
| Dispositions of Reserves[6] | - |
| Net Change Resulting from Revisions in Quantity Estimates | - |
| Accretion of Discount[7] | - |
| Net Change in Income Taxes[8] | - |
| Other (includes changes in timing of future production)[9] | - |
| Estimated Future Net Revenue at End of Year After Tax (December 31, 2005) | 31,072 |

Notes:

(1) The Corporation commenced operations as an oil and gas company on May 25, 2005 following completion of the 2005 Arrangement.
(2) Corporation actual before income taxes, excluding general and administrative expenses.
(3) The impact of changes in prices and other economic factors on future net revenue.
(4) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(5) The change in forecast development costs.
(6) End of period net present value of the related reserves.
(7) Estimated as 10% of the beginning of period net present value.
(8) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(9) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2005 versus forecast.

## Additional Information Relating to Reserves Data

### *Undeveloped Reserves*

In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Flagship's development plans. Normally, the Corporation plans to develop its proved and probable undeveloped reserves within two years. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

*Significant Factors or Uncertainties*

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions and other factors and assumptions that may affect the reserve estimates and the present worth of the future net revenue therefrom. These factors and assumptions include, among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and government restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

The Corporation does not anticipate any unusually high development costs or operating costs, the need to build a major pipeline or other major facility before production of reserves can begin, or contractual obligations to produce and sell a significant portion of production at prices substantially below those which could be realized but for those contractual obligations.

*Future Development Costs*

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below:

| Year | Forecast Prices and Costs (M$) | | Constant Prices and Costs (M$) | |
|---|---|---|---|---|
| | **Proved Reserves** | **Proved Plus Probable Reserves** | **Proved Reserves** | **Proved Plus Probable Reserves** |
| 2006 | 880 | 1,050 | 880 | 1,050 |
| 2007 | 200 | 1,262 | 197 | 1,238 |
| 2008 | 73 | 775 | 70 | 745 |
| 2009 | - | - | - | - |
| 2010 | 76 | 2,122 | 70 | 1,960 |
| Thereafter | 162 | 269 | 140 | 231 |
| **Total Undiscounted** | 1,392 | 5,478 | 1,357 | 5,224 |
| **Total Discounted at 10%** | 1,173 | 4,194 | 1,154 | 4,027 |

The future development costs are capital expenditures required in the future for Flagship to convert proved undeveloped reserves and probable reserves to proved developed producing reserves plus future abandonment costs. The abandonment costs undiscounted are as follows: forecast prices and costs – proved reserves $2.106 million; forecast prices and costs – proved plus probable reserves $2.243 million; constant prices and costs – proved reserves $1.822 million; and constant prices and costs – proved plus probable reserves $1.865 million.

On an ongoing basis, Flagship will use internally generated cash flow from operations, debt and new equity issues if available on favourable terms to finance its capital expenditure program. The cost of funding is not expected to have any effect on disclosed reserves or future net revenue nor make the development of a property uneconomic for the Corporation.

**Other Oil and Gas Information**

*Principal Properties*

The following is a description of the Corporation's oil and natural gas properties as at December 31, 2005. Unless otherwise indicated, production stated is gross production to the Corporation and reflects average daily production during the month of February 2006 based on field estimates. The reserve amounts are stated, before deduction of royalties, as at December 31, 2005 based on forecast costs and prices as evaluated in the AJM Report (see "Statement of Reserves Data and Other Oil and Gas Information"). **The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.** Unless otherwise specified, gross and net acres and well count information are as at December 31, 2005.

**Alberta W4 & Saskatchewan W3**

*Border*

The Border properties are located in Townships 38 to 57, and Ranges 15 W3M to 11 W4M. The property includes Flagship-operated facilities at Edam, approximately 25 miles northwest of North Battleford, Saskatchewan, and Lloydminster, Alberta.

Flagship indirectly acquired these properties from a senior oil and gas company in 2005 and, as operator, holds a 100% working interest in a majority of the lands. The area is characterized by shallow (500 metres), long-life natural gas production. Approximately 90% of the area has year-round access for drilling and operational activities.

At December 31, 2005 Flagship had interests in 65,688 gross (63,905 net) acres of undeveloped land. Flagship has identified five target zones including the Viking, Spinney Hill, Colony, Waseca and Sparky sands.

During the period from commencement of its oil and gas operations in May, 2005 to December 31, 2005, Flagship drilled 8 (8 net) wells and cased 5 (5 net) wells for potential natural gas production. Flagship plans to drill six wells in 2006. February 2006 production was approximately 3.1 MMcf/d. At December 31, 2005, there were 33 wells on production at Border with an average working interest to Flagship of 95%.

The AJM Report has assigned total proved reserves of 7.0 Bcf natural gas and total proved plus probable reserves of 11.2 Bcf of natural gas.

**Alberta W5**

*Buck Lake*

The Buck Lake properties are located in Townships 44 to 50, and Ranges 2 W5M to 7 W5M and approximately 30 miles southwest of Edmonton, Alberta. Flagship began acquiring land interests in this new core area through initial farm-ins with two Canadian companies in the second half of 2005. The area is characterized by multi-zone liquids rich gas and light oil Formations at drill depths from 1,500 metres to 1,900 metres. About 75% of the area has year-round access for drilling and operational activities.

At December 31, 2005, Flagship had an interest in 22,080 gross (22,080 net) acres of undeveloped land. Flagship has identified eight target zones from the Viking, Notikewin, Glauconite, Ostracod, Ellerslie, Nordegg, Pekisko and Banff Formations. As operator, Flagship has a 100% working interest in a majority of the lands.

During the period from commencement of its oil and gas operations in May, 2005 to December 31, 2005, Flagship drilled and cased 4 (4 net) natural gas wells on the Buck Lake property. Flagship plans to drill 10 wells in 2006.

The AJM Report has assigned total proved plus probable reserves of 0.8 Bcf of natural gas.

*Medicine Lodge*

The Medicine Lodge property is located in Townships 52 to 53, and Ranges 21 W5M to 22 W5M and is approximately 25 miles west of Edson, Alberta. The property was acquired by Flagship in May 2005. The area is characterized by high quality, long life reserves from the Cardium and Viking Formations at drill depths of 2,000 metres to 2,900 metres.

At December 31, 2005 Flagship had an interest in 1,280 gross (320 net) acres of undeveloped land. Flagship has a non-operated position in this property with an average working interest of approximately 20%, including an 18.75% working interest in the Medicine Lodge gas plant.

During the period from commencement of its oil and gas operations in May, 2005 to December 31, 2005 Flagship participated in 2 (0.4 net) wells, both of which were placed on production in 2005. Flagship may participate in further drilling in this property in 2006. February 2006 production was approximately 450 Mcf/d and 1 Bbl/d of NGLs. At December 31, 2005, there were 8 (1.5 net) wells on production at Medicine Lodge.

The AJM Report has assigned proved reserves of 0.7 Bcf natural gas and 10.3 Mbbls of NGL's and total proved plus probable reserves of 1.1 Bcf natural gas and 22 Mbbls or NGL's.

*Oil And Gas Wells*

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2005.

| | **Oil Wells** | | | | **Natural Gas Wells** | | | |
|---|---|---|---|---|---|---|---|---|
| | **Producing** | | **Non-Producing** | | **Producing** | | **Non-Producing** | |
| | **Gross** | **Net** | **Gross** | **Net** | **Gross** | **Net** | **Gross** | **Net** |
| Alberta | 1 | 0.1 | 5 | 4.1 | 27 | 17.1 | 23 | 11.9 |
| Saskatchewan | - | - | 1 | 0.5 | 15 | 15.0 | 14 | 12.9 |
| Total | 1 | 0.1 | 6 | 4.6 | 42 | 32.1 | 37 | 24.8 |

*Properties with no Attributed Reserves*

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2005.

| | **Developed Acres** | | **Undeveloped Acres** | | **Total Acres** | |
|---|---|---|---|---|---|---|
| | **Gross** | **Net** | **Gross** | **Net** | **Gross** | **Net** |
| Alberta | 26,209 | 13,548 | 30,770 | 29,738 | 56,979 | 43,286 |
| Saskatchewan | 18,053 | 18,013 | 60,076 | 60,076 | 78,129 | 78,089 |
| Total | 44,262 | 31,561 | 90,846 | 89,814 | 135,108 | 121,375 |

The Corporation expects that rights to explore, develop and exploit 5,695 net acres of its undeveloped land holdings will expire by December 31, 2006, a portion of which may be continued. Flagship plans to submit applications to continue selected portions of the above acreage, and may consider the possibility of drilling on selected portions of such expiring acreage.

*Additional Information Concerning Abandonment and Reclamation Costs*

The Corporation uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. The Corporation currently has 61.6 net wells for which it expects to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $2.106 million (undiscounted) and $1.087 million (discounted at 10%). 100% of such amounts were deducted as abandonment and reclamation costs in estimating future net revenue of the Corporation in respect of proved reserves as disclosed above.

The following table sets forth abandonment costs deducted in the estimation of the Corporation's future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

| Year | Abandonment Costs (Undiscounted) |
|---|---|
| 2006 | 40 |
| 2007 | 153 |
| 2008 | 143 |
| Thereafter | 1,770 |
| Total Undiscounted | 2,106 |
| Total Discounted @ 10% | 1,087 |

Constant Prices and Costs (Total Proved) ($000s)

| Year | Abandonment Costs (Undiscounted) |
|---|---|
| 2006 | 40 |
| 2007 | 150 |
| 2008 | 137 |
| Thereafter | 1,495 |
| Total Undiscounted | 1,822 |
| Total Discounted @ 10% | 978 |

*Tax Horizon*

Flagship does not expect to pay current income tax in the near future. Depending on levels of production, commodity prices, acquisitions and capital expenditures, Flagship may begin paying current income taxes in year 2007 or beyond.

*Capital Expenditures*

The following table summarizes capital expenditures related to the Corporation's activities for the period from the date it commenced oil and gas operations on May 24, 2005 through December 31, 2005 ($000s):

| | |
|---|---|
| Property acquisition costs | |
| Proved properties | 19,529 |
| Undeveloped properties | 4,206 |
| Exploration costs | 5,096 |
| Development costs | 6,987 |
| Dispositions | |
| Total | 35,818 |

*Exploration and Development Activities*

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated since it commenced oil and gas operations on May 24, 2005 through December 31, 2005:

| | Gross | Net |
|---|---|---|
| Natural Gas | 11 | 8.6 |
| Service | - | - |
| Dry | 3 | 3.0 |
| Total: | 14 | 11.6 |

See "Principal Properties" for a description of the Corporation's exploration and development plans during 2006.

*Production Estimates*

The following table sets out the volume of the Corporation's working interest production estimated for the year ended December 31, 2006 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data and Other Information".

| | Light and Medium Oil *(Bbls/d)* | Natural Gas *(Mcf/d)* | Natural Gas Liquids *(Bbls/d)* | BOE *(BOE/d)* |
|---|---|---|---|---|
| Total Proved | - | 4,032 | 7 | 679 |
| Total Proved plus Probable | - | 4,465 | 8 | 752 |

Properties which exceed 20% of these totals are:

| **Border** | Light and Medium Oil *(Bbls/d)* | Natural Gas *(Mcf/d)* | Natural Gas Liquids *(Bbls/d)* | BOE *(BOE/d)* |
|---|---|---|---|---|
| Total Proved | - | 3,599 | - | 600 |
| Total Proved plus Probable | - | 4,018 | | 670 |

| **Medicine Lodge** | Light and Medium Oil *(Bbls/d)* | Natural Gas *(Mcf/d)* | Natural Gas Liquids *(Bbls/d)* | BOE *(BOE/d)* |
|---|---|---|---|---|
| Total Proved | - | 433 | 7 | 79 |
| Total Proved plus Probable | - | 447 | 8 | 82 |

*Production History*

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

| | Quarter Ended 2005 Dec. 31 | Quarter Ended 2005 Sept. 30 | Quarter Ended 2005 June 30[3] |
|---|---|---|---|
| Average Daily Production[1] | | | |
| Light and Medium Crude Oil (Bbls/d) | - | - | - |
| Gas (Mcf/d) | 3,359 | 2,116 | 479 |
| NGLs (Bbls/d) | 7 | 6 | 6 |
| Combined (BOE/d) | 567 | 358 | 86 |
| Average Price Received | | | |
| Light and Medium Crude Oil ($/Bbl) | - | - | - |
| Gas ($/Mcf) | 10.86 | 9.25 | 7.68 |
| NGLs ($/Bbls) | 112.55 | 74.71 | 63.98 |
| Combined ($/BOE) | 66.40 | 56.44 | 47.32 |
| Royalties Paid | | | |
| Light and Medium Crude Oil ($/Bbls) | - | - | - |
| Gas ($/Mcf) | 2.76 | 2.36 | 2.24 |
| NGLs ($/Bbls) | 38.99 | 24.35 | - |
| Combined ($/BOE) | 16.82 | 14.36 | 13.42 |
| Operating Expenses ($/BOE)[2] | | | |
| Light and Medium Crude Oil ($/Bbls) | - | - | - |
| Gas ($/Mcf) | 1.92 | 1.02 | 0.42 |
| NGLs ($/Bbls) | - | - | - |
| Combined ($/BOE) | 11.52 | 6.10 | 2.50 |
| Netback Received ($/BOE)[3] | | | |
| Light and Medium Crude Oil ($/Bbls) | - | - | - |
| Gas ($/Mcf) | 6.18 | 5.87 | 5.02 |
| NGLs ($/Bbls) | 73.56 | 50.36 | 63.98 |
| Combined ($/BOE) | 38.06 | 35.98 | 31.40 |

Notes:

(1) Before deduction of royalties.
(2) Includes transportation costs.
(3) Netbacks are calculated by subtracting royalties and operating costs from revenues.
(4) For the period from commencement of Flagship's oil and gas operations to June 30, 2005.

The following table indicates the Corporation's average daily production from its important fields for the period from commencement of oil and gas operations to December 31, 2005:

| | Gas (Mcf/d) | NGLS (Bbls/d) | BOE (BOE/d) |
|---|---|---|---|
| Lloydminster | 224 | - | 37 |
| Mannville | 408 | - | 68 |
| Medicine Lodge | 475 | 7 | 86 |
| Total Alberta | 1,107 | 7 | 191 |
| Edam | 1,112 | - | 185 |
| Total Saskatchewan | 1,112 | - | 185 |
| Total | 2,219 | 7 | 376 |

The Corporation's crude oil production for the period from commencement of operations to December 31, 2005 was 100% light and medium quality crude oil (32° API or greater).

For the period from May 24, 2005 to December 31, 2005, approximately 2% of the Corporation's gross revenue was derived from NGL production and 98% was derived from natural gas production.

*Forward Contracts and Marketing*

Flagship's crude oil and natural gas production is sold directly to credit-worthy counterparties, with the exception of small quantities from non-operated properties which are marketed by the operator.

Flagship has no hedges in place, nor does it have immediate plans to hedge the price on any of its crude oil and natural gas production.

## DIVIDEND POLICY

Flagship has not paid any dividends on the outstanding Class A Shares or Class B Shares. The Board of Directors of Flagship will determine the actual timing, payment and amount of dividends, if any, that may be paid by Flagship from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Flagship, the needs for funds to finance ongoing operations and other business considerations as the board of directors of Flagship considers relevant. Payment of dividends is subject to the consent of the Corporation's lenders.

## DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of preferred shares, issuable in series. The following is a description of the rights, privileges, restrictions and conditions attaching to the share capital of the Corporation.

*Class A Shares*

The Corporation has an unlimited number of Class A Shares authorized. The holders of Class A Shares are entitled to: dividends if, as and when declared by the board of directors pro-rata with the Class B Shares; to one vote per share at any meeting of the shareholders of the Corporation; and upon liquidation to receive, pro-rata with the Class B Shares, all assets of the Corporation as are distributable to the holders of shares.

*Class B Shares*

The Corporation also has an unlimited number of Class B Shares authorized. The holders of Class B Shares are entitled to one vote per share at any meeting of the shareholders of the Corporation. The holders of Class B Shares are entitled to dividends, if, as and when declared by the board of directors, pro rata with the Class A Shares, and upon liquidation to receive, pro rata with the Class A Shares, all assets of the Corporation as are distributable to the holders of shares.

The Class B Shares are convertible, at the option of the Corporation, at any time after December 31, 2008 and before the close of business on December 31, 2010 into Class A Shares upon five days prior notice to holders of Class B Shares. The number of Class A Shares obtained upon conversion of each Class B Share will be equal to $10.00 divided by the greater of $1.00 and the "Current Market Price" of the Class A Shares (as defined in the share provisions) at the effective date of conversion.

If the Corporation fails to exercise the option to convert the Class B Shares into Class A Shares by the close of business on December 31, 2010, then the Class B Shares shall be convertible, at the option of the shareholder, at any time after January 1, 2011 and before February 1, 2011, into Class A Shares. The number of Class A Shares obtained upon conversion of each Class B Share will be equal to $10.00 divided by the greater of $1.00 and the Current Market Price of the Class A Shares at the effective date of conversion. Any Class B Shares outstanding at the close of business on February 1, 2011 shall be automatically converted into Class A Shares. The number of Class A Shares obtained upon conversion of each Class B Share will be equal to $10.00 divided by the greater of $1.00 and the Current Market Price of the Class A Shares at the effective date of conversion.

The conversion option may be exercised by shareholders by notice in writing given to the transfer agent of the Corporation accompanied by the share certificate or certificates representing the Class B Shares in respect of which the holder desires to exercise such conversion privilege.

*Preferred Shares*

Flagship is authorized to issue an unlimited number of preferred shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Flagship prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Flagship, whether voluntary or involuntary, the preferred shares are entitled to preference over the Class A Shares and the Class B Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the Class A Shares and Class B Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series. At the date hereof, no series of preferred shares has been created.

## MARKET FOR SECURITIES

The Class A Shares and Class B Shares commenced trading on the TSX Venture Exchange on June 1, 2005, under the symbol "FG.A" and "FG.B", respectively.

The following sets forth the price range and trading volume of the Class A Shares and Class B Shares on the TSXV (as reported by such exchange) for the periods indicated.

| | Class A Shares | | | Class B Shares | | |
|---|---|---|---|---|---|---|
| | Price Range | | | Price Range | | |
| | High ($/share) | Low ($/share) | Volume (000s) | High ($/share) | Low ($/share) | Volume (000s) |
| **2005** | | | | | | |
| June | 4.50 | 2.75 | 334 | 5.10 | 4.50 | 39 |
| July | 4.54 | 3.40 | 94 | 4.80 | 4.51 | 11 |
| August | 4.85 | 4.25 | 133 | 4.85 | 4.60 | 51 |
| September | 6.40 | 4.49 | 198 | 5.65 | 4.84 | 21 |
| October | 6.25 | 5.02 | 221 | 5.59 | 5.00 | 20 |
| November | 6.00 | 5.30 | 78 | 6.00 | 5.10 | 9 |
| December | 5.89 | 5.30 | 120 | 6.00 | 5.65 | 13 |
| **2006** | | | | | | |
| January | 5.65 | 5.00 | 184 | 7.50 | 6.04 | 13 |
| February | 5.49 | 4.15 | 264 | 6.50 | 6.04 | 31 |
| March | 4.78 | 4.15 | 513 | 6.10 | 5.81 | 107 |

## ESCROWED SECURITIES

The following securities of Flagship are currently held in escrow:

| Designation of Class | No. of Securities held in Escrow | Percentage of Class |
|---|---|---|
| Class A Shares | 2,000,000 | 12% |

Notes:

(1) *Valiant Trust Company is the escrow agent for the securities.*

The escrowed securities are subject to contractual hold periods and are releasable as to one half of the aggregate number held on each of May 30, 2006 and November 30, 2006

## DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

| Name and Municipality of Residence | Office Held | Principal Occupation | Director Since |
|---|---|---|---|
| Glenn R. Carley[2]<br>Calgary Alberta | Executive Chairman and Director | Executive Chairman of Flagship since May, 2005; Executive Chairman and director of Galleon Energy Inc.; Chairman and director of Culane Energy Corp.; President of Selinger Capital Inc.; Chairman and Chief Executive Officer of Magin Energy Inc. (1995-2001). | May, 2005 |
| Bradley Maynes<br>Calgary, Alberta | President & C.O.O and Director | President and Chief Operating Officer of Flagship since May, 2005; prior thereto Vice President, Exploration of True Energy Inc. (2002-2004); Director, Exploration of Calpine Canada (2002); Manager, Exploration of Encal Energy(2000-2001); Manager, Exploration of Pioneer Natural Resources Canada (1998-2000). | May, 2005 |
| John A. Brussa[2][3][4]<br>Calgary Alberta | Director | Partner of Burnet Duckworth & Palmer LLP (1987-present); director of a number of private and public companies. | May, 2005 |
| Alison Jones[2]<br>Calgary, Alberta | Director | Director of Cyries Energy Inc.; Vice President, Exploration of Cequel Energy (2002-2004); Co-founder and Vice President, Exploration of Cypress Energy (1995-2001). | May, 2005 |
| Henry R. Lawrie[1][3]<br>Calgary, Alberta | Director | Corporate director and consultant to numerous companies; Chief Accountant and advisor to the Alberta Securities Commission (1997-2002). | May, 2005 |
| Donald J. Nelson[1]<br>Calgary, Alberta | Director | President of Fairway Resources Inc. an oil and gas consulting firm (2002-present); Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005. During this time Mr. Nelson was acting COO of Hawker Resources Inc.; President & Chief Executive Officer of Summit Resources Limited (1998-2002); director of a number of public and private companies. | May, 2005 |
| Jim F. Perry[6]<br>Calgary, Alberta | Director | President & Chief Executive Officer of Alternative Fuel Systems (2004) Inc. (2002-present); President & director of Global Thermoelectric Inc. (1998-2002). | May, 2005 |
| Brad R. Munro[1][5]<br>Saskatoon, Saskatchewan | Director | Vice-President, Investments, GrowthWorks Capital Ltd. and affiliates and Manager, GrowthWorks Canadian Fund Inc. (public investment company) | July, 2005 |
| Stuart Jaggard<br>Calgary, Alberta | Vice President, Finance and Chief | Vice-President, Finance and Chief Financial Officer of Flagship since May, 2005; prior | N/A |

| Name and Municipality of Residence | Office Held | Principal Occupation | Director Since |
|---|---|---|---|
| | Financial Officer | thereto Controller of Eurogas Corporation (2003-2004); Director of Finance of Canadian Forest Oil Ltd. (2002-2003); Controller of Magin Energy Inc. (1997-2001). | |
| Eugene Christensen<br>Calgary, Alberta | Vice-President, Engineering | Vice President, Engineering of Flagship since May, 2005; prior thereto Exploitation Manager of Anglo Albanian Petroleum Ltd., Engineering Consultant with Baytex Energy Ltd., Northrock Resources Ltd., Pioneer Natural Resources (Canada) Inc., Gulf Canada Resources Limited. | N/A |
| Elizabeth B. More<br>Calgary, Alberta | Vice-President, Exploration | Vice President, Exploration of Flagship since May, 2005; prior thereto Senior Geologist with Ketch Resources Trust, Calpine Canada, Encal Energy, Altana Exploration and Gulf Canada Resources Ltd. | N/A |
| Lawrence Fisher<br>Calgary, Alberta | Vice-President, Land | Vice President, Land of Flagship since August 2005; prior thereto Land Manager with Rock Energy, Senior Landman at Vintage Petroleum, Devon Canada and Quintana Minerals. | N/A |
| C. Steve Cohen<br>Calgary, Alberta | Corporate Secretary | Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors) | N/A |

Notes:

(1) Member of the Audit and Reserves Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) Mr. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.), both of whom trade on the Toronto Stock Exchange.
(5) Mr. Munro was a director of Kipp & Zonen Inc. ("Kipp & Zonen"), as part of his employment with GrowthWorks WV Canadian Fund Inc. ("Growthworks") from December 1996 to April 19, 2004. GrowthWorks held a convertible debenture in the principal amount of $2,000,000 which was originally funded in December 1996 with a maturity in March 2001. On March 25, 2004, Kipp & Zonen was served with Notice of Petition for Receiving Order by its landlord for unpaid rent. GrowthWorks served notice to Kipp & Zonen on April 7, 2004 with a Notice of Intention to Enforce Security under the *Bankruptcy and Insolvency Act* (Canada) under the terms of its amended and restated convertible debenture dated March 31, 2002. On April 21, 2004, GrowthWorks obtained an order of the Saskatchewan Court of Queen's Bench appointing Ernst & Young Inc. receiver of all of the undertaking, property and assets of the company. Effective April 19, 2004, Mr. Munro and the other directors and officers of Kipp & Zonen resigned.
(6) Mr. Perry was a director of Alternative Fuel Systems Inc., which filed for protection under the *Companies Creditors Arrangement Act* in April of 2003 and emerged from protection in July of 2004.
(7) Flagship does not have an executive committee of its board of directors.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at March 24, 2006, the directors and officers of Flagship and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 3,934,128 Class A Shares and 94,961 Class B Shares or approximately 24.0% of the issued and outstanding Class A Shares and 9.1% of the outstanding Class B Shares.

**Conflicts of Interest**

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

## MANAGEMENT

***Glenn R. Carley, B.A., LLB, MBA, Calgary Alberta – Executive Chairman and Director***

Mr. Carley has been involved in the oil and natural gas business for the past 28 years and has been the Executive Chairman of Flagship since May 2005. He is the Executive Chairman and a director of Galleon Energy Inc., and was the Chief Executive Officer until March 2005. He was the Chairman of High Point Resources Inc., a public oil and gas company, the Chairman of Culane Energy Corp., a public oil and gas company, since December, 2002, and the Chairman and Chief Executive Officer of Venture Energy Inc., a private oil and gas company, since December, 2002. He is also the President of Selinger Capital Inc., a private investment company and was a past director of Deep Resources Ltd., a TSXV listed company. Mr. Carley was co-founder, Chairman and Chief Executive Officer of Magin Energy Inc., an oil and gas exploration and production company that was listed for trading on the TSX, from January 1994 to June 2001 when it was sold. Magin was a TSE 300 company prior to its sale. From 1988 to 1994, Mr. Carley was the Vice-President and Secretary of Wascana Energy Inc. (formerly Saskatchewan Oil and Gas Corporation), an oil and gas exploration and production company based in Regina, Saskatchewan that traded on the TSX and the Montreal Stock Exchange. Prior thereto, Mr. Carley was General Counsel and Secretary to Mark Resources Inc., the successor to Precambrian Shield Resources Limited, from 1987 to 1988, and General Counsel and Secretary to Canadian Roxy Petroleum Ltd. from 1981 to 1987. Mr. Carley holds a Master of Business Administration degree, a Bachelor of Laws degree and a Bachelor of Arts degree, all from the University of Saskatchewan.

***Bradley Maynes, P. Geol., Calgary, Alberta – President & C.O.O. and Director***

Bradley D. Maynes is a Professional Geologist with over 20 years of technical and managerial experience in the Western Canadian Sedimentary Basin and has been the President and Chief Operating Officer of Flagship since May 2005. Most recently Mr. Maynes was the Vice President Exploration and Land for True Energy Inc. ("True"), an oil and gas exploration and production company trading on the TSX. From the time of his commencement of employment with True in July of 2002, the company grew from approximately 1800 BOE/d to over 6200 BOE/d at the time of his departure in late 2004. This growth was almost entirely through the drill bit focusing on SW Saskatchewan and Central Alberta. Prior to True, Mr. Maynes held several managerial roles for Encal Energy (2000-2002) primarily focusing on the company's W5 assets. Following the sale of Encal Energy to Calpine Canada, Mr. Maynes was Director Exploration concentrating on British Columbia. From 1998 to 2000, Mr. Maynes held positions initially as Manager Foothills for Pioneer Natural Resources Canada and finally as Manager Canadian Exploration focusing on NE British Columbia. From 1996 to 1998, Mr. Maynes was Vice President Exploration for Granger Energy Corp., working primarily SE Saskatchewan. From 1995 to 1996 he worked at Norcen Energy in a senior prospecting role for the company's core holdings in the Rimbey area of Central Alberta. From 1994 to 1995 he acted in a similar capacity for Quadron Resources focusing again on the shallow W5 fairway between Edmonton and Red Deer. From 1986 to 1994, Brad worked as a senior geologist for Aztec Resources concentrating on Alberta. He started his career with Bralorne Resources in 1984 prospecting in the NW corner of Alberta. Mr. Maynes graduated from the University of Calgary in 1984 with a BSc. in Geology. He is an active member of APEGGA, the Canadian Society of Petroleum Geologists (CSPG) and the American Association of Petroleum Geologists (AAPG).

*Stuart Jaggard, CA, Calgary Alberta – Vice President, Finance and Chief Financial Officer*

Mr. Jaggard has been the Vice President, Finance and Chief Financial Officer of Flagship since May 2005. Mr. Jaggard was most recently the Controller of Eurogas Corporation (a public oil and gas company) from February 2003 to November 2004, and served as the Director of Finance of Canadian Forest Oil Ltd from February 2002 to February 2003. Prior to this, he was the Controller at Magin Energy Inc. Mr. Jaggard is a member of the Institute of Chartered Accountants of Alberta. Mr. Jaggard graduated from the University of Calgary in 1982 with a B.Comm. and is a member of the Institute of Chartered Accountants of Alberta.

*Eugene Christensen, P. eng., Calgary Alberta – Vice-President, Engineering*

Mr. Christensen has over 20 years technical experience, primarily in the areas of exploitation, production, reservoir completions and field operations and has been the Vice-President, Engineering of Flagship since May 2005. For the past ten years, he has provided consulting services to a number of oil and gas companies, including Baytex Energy Ltd., Northrock Resources Ltd., Pioneer Natural Resources (Canada) Inc., Gulf Canada Resources Limited, Chauvco Resources ltd., Stampeder Exploration Ltd., PanCanadian Petroleum Limited and Pinnacle Resources Ltd. Mr. Christensen also has international experience, having served as Exploitation Manager for Anglo Albanian Petroleum Ltd. Prior to his consulting tenure, Mr. Christensen held senior engineering positions with Mark Resources Inc., Koch Exploration Canada ltd. and Husky Oil Operations Ltd.

Mr. Christensen graduated from the University of Alberta in 1984 with a BSc. in Petroleum Engineering. He is an active member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA), the Society of Petroleum Engineers (SPE) and the Canadian Institute of Mining, Metallurgy & Petroleum (CIM).

*Elizabeth B. More, P. Geol., Calgary, Alberta – Vice-President, Exploration*

Ms. More has been the Vice-President, Exploration of Flagship since August 2005. Ms. More has over 20 years of industry experience, and has held Senior Geologist positions at Ketch Resources Trust, Calpine Canada, Encal Energy, Altana Exploration Ltd. and Gulf Canada Resources Ltd., where she initiated several successful exploration programs in the Western Canada Sedimentary Basin.

Ms. More graduated from Dalhousie University in 1982 with a BSc. (Honours) in Geology. She is an active member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) and the Canadian Society of Petroleum Geologists (CSPG).

*Lawrence Fisher, Calgary, Alberta - Vice-President, Land*

Mr. Fisher has been the Vice-President, Land of Flagship since May 2005. Mr. Fisher has thirteen years experience and was most recently Land Manager at Rock Energy where he was responsible for all land functions for the company from October 2003. Prior to Rock he was a Senior Landman at Vintage Petroleum, Devon Canada and Quintana Minerals. He started his career at Norcen Energy as a Land Analyst rising to Landman, Negotiations.

Mr. Fisher holds a BA from the University of Calgary as well as a General management Certificate. He continues to be active with the University of Calgary and Mount Royal College as a part-time instructor in their respective Petroleum Land Management programs.

## AUDIT COMMITTEE INFORMATION

### Audit Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit and Reserves Committee of the board of directors is attached hereto as Schedule "C".

**Composition of the Audit Committee**

The members of the Audit Committee are Messrs. Lawrie (Chair), Nelson and Munro. The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate. The following is a description of the education and experience of each member of the Audit Committee.

***Henry W. Lawrie - Chairman***

Mr. Lawrie acts as a corporate director and consults to various entities, including the Ross Smith Energy Group. Prior to October 2002, he was an advisor to the Alberta Securities Commission, served as its Chief Accountant from July 1997 and acted as Chair of the Oil and Gas Securities Taskforce. He was for many years in public practice as a senior partner with Price Waterhouse in Calgary, Toronto, Dallas and Midland, Texas and was twice elected to that firm's Policy Board. His contributions to the Canadian Institute of Chartered Accountants included that of Chair of the Auditing Standards Board and the Canadian representative on the International Auditing Practices Committee; he was also Chair of the Full Cost Accounting Taskforce.

***Donald J. Nelson***

Mr. Nelson is President of Fairway Resources Inc. a private firm providing consulting services to the oil and gas industry. He has over thirty years of oil and gas experience including corporate management, engineering and operations with exposure to various size companies. He was most recently with Summit Resources Limited a mid-sized public oil and gas company from July 1996 until its acquisition by Paramount Resources Ltd. in June 2002. At Summit he held the position of Vice President Operations from July 1996 to September 1998 and President and Chief Executive Officer from September 1998 to June 2002 with responsibility for all facets of the company including financial. Mr. Nelson sits on the board of directors and audit committees of Fairquest Energy Limited, Paramount Energy Trust, Taylor Gas Liquids Ltd., Culane Energy Corp. as well as two other private companies.

Mr. Nelson is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and of the Society of Petroleum Engineers.

***Bradley R. Munro***

Mr. Munro is presently Vice President, Investments of GrowthWorks Capital Ltd. and its affiliates, manager of GrowthWorks Canadian Fund Inc. Mr. Munro is also presently an Officer of GrowthWorks Capital Ltd. and of GrowthWorks WV Management Ltd. Mr. Munro has been employed by GrowthWorks and its affiliates since September 1991. Mr. Munro has been actively serving as a director on the boards of 20 private and public companies during that period. Presently, Mr. Munro serves on the boards of five private and four public companies. Mr. Munro holds a Bachelor of Commerce degree and has 14 years experience in venture capital investing where his responsibilities include sourcing, analyzing and the placement and management of investments for the fund. Mr. Munro has served on the audit committee of 16 of the boards that he has been involved with and presently serves on the audit committees of the five private companies and all five of the public companies, being Bonnett's Energy Services Trust, CCS Income Trust, Fairmount Energy Inc., Galleon Energy Inc and the Corporation.

**Pre-Approval of Policies and Procedures**

The Audit and Reserves Committee has adopted a policy to review and pre-approve any non-audit services to be provided to Flagship by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member report to the Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Committee from time to time.

**External Auditor Service Fees**

*Audit Fees*

The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit services were $42,500 in 2005 and $26,312 in 2004.

*Audit-Related Fees*

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements that are not reported under "Audit Fees" above were $61,800 in 2005 and $2,000 in 2004. These fees relate to the review of the Corporation's interim unaudited financial statements, review of documents related to the 2005 Arrangement, review of the Corporation's Business Acquisition Report in respect of the acquisition of New Venture Energy Inc. and attendance at due diligence sessions relating to the Corporation's private placement financings.

*Tax Fees*

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning were $1,000 in 2005 and NIL in 2004. The 2005 fees relate to assistance with the preparation of the Corporation's tax return.

*All Other Fees*

There were no other fees billed in each of the last two fiscal years for products and services provided by the Corporation's auditors other than services reported above.

## PROMOTERS

Mr. Glenn R. Carley may be considered to be a promoter of the Corporation by reason of his initiative in re-organizing the business and affairs of the Corporation into an oil and gas company. As at December 31, 2005, Mr. Carley beneficially owned, directly or indirectly, or exercised control or direction over 1,148,454 Class A Shares (7.0% of those outstanding at December 31, 2005) and 20,250 Class B Shares (1.9% of those outstanding at December 31, 2005). In addition, as at December 31, 2005, Mr. Carley held options to purchase 90,000 Class A Shares exercisable at a price of $0.35 per share until May 24, 2010, and options to purchase 50,000 Class A Shares exercisable at a price of $5.59 per share until December 16, 2010. As Executive Chairman of the Corporation, Mr. Carley also received compensation from the Corporation, which for the year ended December 31, 2005 was $58,333.

See also "Interest of Management and Others in Material Transactions".

## HUMAN RESOURCES

As at December 31, 2005, Flagship employed 8 full-time employees, all of which are located in the head office and 4 part-time consultants. Flagship intends to add additional professional and administrative staff as the need arises.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 1000, 444 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

Valiant Trust Company of Canada, at its principal offices in Calgary, Alberta and BNY Trust Company of Canada, at its principal offices in Toronto, Ontario, are the transfer agent and registrar of the Class A Shares and Class B Shares.

## LEGAL PROCEEDINGS

To the knowledge of the Corporation, there are no legal proceedings material to the Corporation to which the Corporation or its subsidiaries is a party or of which any of their respective properties is the subject matter nor are there any such proceedings known to the Corporation to be contemplated.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Corporation, or any known associate or affiliate of such persons in any transactions within the three most recently completed financial years of the Corporation or during the current financial year which has materially affected, or would materially affect, the Corporation or its subsidiaries other than the following.

Certain former directors and officers of the Corporation's predecessor, AFS Energy Inc., held, in the aggregate, 1,785 common shares and 360,037 common share purchase warrants of the Corporation which were exchanged or converted into securities of Flagship Energy Inc. pursuant to the 2005 Arrangement.

Certain directors and executive officers of the Corporation participated in private placements and public offerings of securities of the Corporation at the same price as other arm's length subscribers to such offerings.

On July 27, 2005 the Corporation completed the acquisition of all of the outstanding shares of New Venture Energy Inc. ("New Venture") in exchange for an aggregate of 3,357,481 Class A Shares of the Corporation issued at a price of $3.85 per share and the assumption of $5.3 million of net debt. The interests of Messrs. Carley, Maynes and Jaggard in New Venture immediately prior to the acquisition were 5.5%, 3.9% and 1.7% of the common shares of New Venture, respectively and, accordingly, such individuals received 188,115, 131,681 and 56,434 Class A Shares in consideration for the sale of such shares to Flagship. The acquisition of New Venture was approved by the independent directors of the board of directors of the Corporation. Upon completion of this transaction, Bradley R. Munro was appointed a director of the Corporation as the nominee of the principal shareholder of New Venture.

## MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts within the most recently completed financial year, or before the most recently completed financial year which are still in effect other than the Hawk Acquisition Agreement. See "*General Development of the Business*".

## INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or related to, the Corporation's most recently completed financial year other than AJM, the Corporation's independent engineering evaluators and Ernst & Young LLP, the Corporation's auditors. None of the principals of AJM had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of the Corporation's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them. Ernst & Young LLP, our auditors, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

## INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Flagship in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Flagship is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

### Pricing and Marketing – Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

### Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limits the ability to produce and to market natural gas production. In addition, the pro rationing of capacity on the inter provincial pipeline systems also continues to affect the ability to export oil and natural gas.

**The North American Free Trade Agreement**

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada-United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import price requirements, such requirements do not apply with respect to enforcement of countervailing and anti dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

**Provincial Royalties and Incentives**

***General***

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of Alberta royalty tax credit that Flagship will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

*Alberta*

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m3 exemption is available to production from a reactivated well that has not produced for: (i) a 12 month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Flagship to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non corporate entities from qualifying for the program. Such rules will not presently preclude Flagship from being eligible for the ARTC program.

*British Columbia*

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil) between October 31, 1975 and June 1, 1998 (new oil) or after June 1, 1998 (third-tier oil). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer, and a prescribed minimum price. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.
- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

*Saskatchewan*

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil" or "non heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/ tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/ tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re entry and short section horizontal oil well royalty/ tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

**Land Tenure**

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

**Environmental Regulation**

The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the "AEPEA"), which came into force on September 1, 1993 and the Oil and Gas Conservation Act (Alberta) (the "OGCA"). The AEPEA and OGCA impose stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increase penalties. Flagship is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Flagship believes that it is in material compliance with applicable environmental laws and regulations and also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

## RISK FACTORS

***An investment in the Class A Shares or Class B Shares is speculative due to the nature of the*** **Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.**

**Exploration, Development and Production Risks**

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

**Failure to Realize Anticipated Benefits of Acquisitions and Dispositions**

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

**Competition**

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

**Regulatory**

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations, including taxation and potential reassessments, imposed by various levels of government that may be amended from time to time. See "Industry Conditions." The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

**Kyoto Protocol**

In December 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. In April 2005, Environment Canada released "Project Green", a working paper giving early indications of how implementation was to be achieved. Large Final Emitters ("LFEs"), being 700 of Canada's largest emitters, will receive a specific reduction target of 45 mt, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain. Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits. The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority. Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

**Environmental**

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions".

**Prices, Markets and Marketing**

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

**Substantial Capital Requirements**

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

**Additional Funding Requirements**

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

**Issuance of Debt**

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the

Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

**Hedging**

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

**Availability of Drilling Equipment and Access**

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

**Title to Assets**

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

**Reserve Estimates**

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

In accordance with applicable securities laws, AJM, the independent reserves evaluator, has used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the AJM Report and such variations could be material. Such report is based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such report will be reduced to the extent that such activities do not achieve the level of success assumed in the report. The report is effective as of a specific effective date and have not been updated and thus do not reflect changes in the Corporation's reserves since that date.

**Insurance**

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

**Management of Growth**

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

**Expiration of Licences and Leases**

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

**Uncertainty of Global Financial Markets**

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

**Dividends**

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the

Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

**Aboriginal Claims**

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

**Seasonality**

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

**Third Party Credit Risk**

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

**Reliance on Key Personnel**

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

## ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans is contained in the Corporation's information circular for the Corporation's most recent meeting of securityholders that involved the election of directors. Additional financial information is contained in the Corporation's consolidated financial statements and the related management's discussion and analysis for the Corporation's most recently completed financial year.

Additional copies of this Annual Information Form and the materials described in the preceding paragraph and any other document incorporated herein by reference are available upon request by contacting the Corporation at its offices at Suite 1010, 311 – 6th Avenue S.W., Calgary, Alberta, T2P 3H2, by phone at (403)264-7222, fax at (403)264-7270 or email at sjaggard@flagshipenergy.ca.

**SCHEDULE "A"**
**FORM 51-101F3**
**REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE**

Management of Flagship Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 6th day of April, 2006.

(signed) "*Bradley R. Maynes*"
Bradley R. Maynes
President and Chief Operating Officer

(signed) "*Stuart Jaggard*"
Stuart Jaggard
Vice-President, Finance and Chief Financial Officer

(signed) "*Henry R. Lawrie*"
Henry R. Lawrie
Director

(signed) "*Donald J. Nelson*"
Donald J. Nelson
Director

**SCHEDULE "B"**
**FORM 51-101F2**
**REPORT ON RESERVES DATA**
**BY INDEPENDENT QUALIFIED RESERVES EVALUATOR**

To the board of directors of Flagship Energy Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Management/Board of Directors:

| Independent Qualified Reserves Evaluator | Description and Preparation Date of Evaluation Report | Location of Reserves (County or Foreign Geographic Area) | Net Present Value of Future Net Revenue ($M, before income taxes, 10% discount rate) | | | |
|---|---|---|---|---|---|---|
| | | | Audited | Evaluated | Reviewed | Total |
| AJM Petroleum Consultants | March 23, 2006 | Canada | - | $46,885 | - | $46,885 |

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

   Executed as to our report referred to above.

AJM Petroleum Consultants

Per: (signed) *"Douglas S. Ashton"*
Douglas S. Ashton, P.Eng
Vice-President

Execution date March 23, 2006

## SCHEDULE "C"
## MANDATE AND TERMS OF REFERENCE OF AUDIT AND RESERVES COMMITTEE

**Role and Objective**

The Audit and Reserves Committee (the "Committee") is a committee of the board of directors (the "Board") of Flagship Energy Inc. ("Flagship" or the "Corporation") to which the Board has delegated its responsibility for (i) the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of public financial information, and related accounting systems and procedures, public financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information; and (ii) the matters set forth herein in respect of certain responsibilities of the Board in accordance with National Instrument 51-101 ("NI 51-101").

The primary objectives of the Committee are as follows:

1. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of such financial statements of Flagship and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports;

5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors; and

6. To deal with such matters as provided herein in respect of NI 51-101.

**Membership of Committee**

1. The Committee will be comprised of at least three (3) directors of Flagship or such greater number as the Board may determine from time to time and: (i) all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon; and (ii) shall meet the requirements of Section 3.5 of NI 51-101.

2. The Board of Directors may from time to time designate one of the members of the Committee to be the Chair of the Committee.

3. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

**Mandate and Responsibilities of Committee**

*Audit Matters*

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to adequacy of Flagship's internal control systems.

3. Review the annual and interim financial statements of Flagship and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval. The process should include but not be limited to considering:

- changes in accounting principles and policies, or in their application, which may have a material effect on the current or future years' financial statements;
- significant accruals, reserves and the ceiling test calculation;
- accounting treatment of unusual or non-recurring transactions;
- compliance with covenants under loan agreements;
- disclosure requirements for commitments and contingencies;
- adjustments raised by the external auditors, whether or not included in the financial statements;
- unresolved differences between management and the external auditors; and
- significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval.

5. With respect to the appointment of external auditors by the Board:

- recommend to the Board the external auditors to be nominated;
- recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;
- on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to consider the auditors' independence;
- when there is to be a change in auditors, consider the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
- review and pre-approve any non-audit services to be provided to Flagship or its subsidiaries by the external auditors and consider the effect on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre–approval.

6. Review with external auditors their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Flagship and its subsidiaries.

7. Consider risk management policies and procedures of Flagship (i.e. hedging, litigation and insurance).

8. Establish a procedure for:

- the receipt, retention and treatment of complaints received by Flagship regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of Flagship of concerns regarding questionable accounting or auditing matters.

9. Review and approve Flagship's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Flagship.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The Committee will also have the authority to investigate any financial activity of Flagship. All employees of Flagship are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of Flagship without any further approval of the Board.

***Reserves Matters***

The Committee is responsible for:

1. reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

2. reviewing the Corporation's procedures for providing information to the independent evaluator;

3. meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the "Reserves Data") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

4. reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

5. providing a recommendation to the Board of Directors as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

6. reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities; and

7. generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves.

**Meetings and Administrative Matters**

1. At all meetings of the Committee every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer will attend meetings of the Committee where matters relating to the functions as the Audit Committee are dealt with, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6. The Committee will meet with the independent evaluator at least once per year (in connection with the preparation and/or finalization of the year end reserves report) and at such other times as the independent evaluator and the Committee consider appropriate.

7. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

8. The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

9. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

10. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

11. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

**EXHIBIT 2.2**

## AUDITORS' REPORT

To the Shareholders of
Flagship Energy Inc.

We have audited the balance sheet of Flagship Energy Inc. (formerly AFS Energy Inc.) as at December 31, 2005 and the statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The balance sheet as at December 31, 2004 and the statements of operations and retained earnings (deficit) and cash flows for the 6 month periods ended December 31, 2004 and June 30, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 3, 2005.

Ernst & Young LLP
Chartered Accountants

Calgary, Canada
April 6, 2006

## Flagship Energy Inc. (formerly AFS Energy Inc.)
## Balance Sheets

| As at | December 31, 2005 | December 31, 2004 |
|---|---|---|
| | $ | $ |
| **Assets (note 6)** | | |
| **Current assets** | | |
| Cash and short-term deposits | 17,000,000 | 2,850 |
| Accounts receivable | 2,849,088 | 230 |
| Prepaid expenses and deposits | 249,791 | 8,000 |
| | 20,098,879 | 11,080 |
| **Property, plant and equipment (note 4)** | 35,656,893 | - |
| **Goodwill (note 3)** | 1,403,300 | - |
| | 57,159,072 | 11,080 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Bank indebtedness | 164,257 | - |
| Accounts payable and accrued liabilities | 8,271,520 | 89,957 |
| Amounts due to AFS (2004) Inc. | - | 36,711 |
| | 8,435,777 | 126,668 |
| **Asset retirement obligations (note 5)** | 1,827,912 | - |
| **Total liabilities** | 10,263,689 | 126,668 |
| **Shareholders' equity (deficiency)** | | |
| Capital stock (note 7) | 46,332,262 | 25,443 |
| Carry-over warrants (note 8) | 1 | 1 |
| Contributed surplus (note 9) | 385,500 | - |
| Retained earnings (deficit) | 177,620 | (141,032) |
| | 46,895,383 | (115,588) |
| **Commitments (notes 7 and 12)** | | |
| **Subsequent events (note 13)** | | |
| | 57,159,072 | 11,080 |

See accompanying notes.

On behalf of the Board:

(signed) *Henry R. Lawrie*, Director

(signed) *Glenn R. Carley*, Chairman

**Flagship Energy Inc. (formerly AFS Energy Inc.)**
**Statements of Operations and Retained Earnings (Deficit)**

| | Year ended December 31, 2005 $ | July 1, 2004 to December 31, 2004 $ | January 1, 2004 to June 30, 2004 $ (note 1) |
|---|---|---|---|
| **Revenue** | | | |
| Natural gas and liquids | 5,691,764 | - | - |
| Royalty expense | (1,455,000) | - | - |
| Other revenue | - | - | 634,978 |
| Cost of other revenue | - | - | (331,630) |
| Interest and other | 99,007 | - | 8,494 |
| | 4,335,771 | - | 311,842 |
| **Expenses** | | | |
| Operating | 722,883 | - | 361,763 |
| Transportation | 98,445 | - | - |
| General and administrative | 689,620 | 141,032 | 352,397 |
| Stock-based compensation (note 9) | 385,500 | - | 5,897 |
| Depletion, depreciation, amortization and accretion | 1,990,194 | - | 169,219 |
| Other | - | - | (95,761) |
| Interest | 37,477 | - | 403 |
| | 3,924,119 | 141,032 | 793,918 |
| **Restructuring costs** | | | |
| Provision for lease liability on old facility | - | - | 100,630 |
| Write-down of property, plant and equipment and intangible assets | - | - | 97,679 |
| Advisory fees | - | - | 234,537 |
| Severance and other | - | - | 506,151 |
| | - | - | 938,997 |
| **Earnings (loss) before taxes** | 411,652 | (141,032) | (1,421,073) |
| **Provision for taxes (note 11)** | | | |
| Capital | 93,000 | - | - |
| | 93,000 | - | - |
| **Net earnings (loss)** | 318,652 | (141,032) | (1,421,073) |
| **Deficit, beginning of period** | (141,032) | - | (44,123,166) |
| Dividend of AFS (2004) Inc. shares | - | - | (205,199) |
| Comprehensive revaluation adjustments (note 1) | - | - | 373,442 |
| Elimination of deficit (note 1) | - | - | 45,375,996 |
| **Retained earnings (deficit), end of period** | 177,620 | (141,032) | - |
| **Earnings (loss) per common share (note 10)** | | | |
| **Basic and diluted** | 0.03 | (0.02) | (0.03) |

See accompanying notes.

## Flagship Energy Inc. (formerly AFS Energy Inc.)
## Statements of Cash Flows

| | Year ended December 31, 2005 $ | July 1, 2004 to December 31, 2004 $ (note 1) | January 1, 2004 to June 30, 2004 $ (note 1) |
|---|---|---|---|
| **Operating activities** | | | |
| Net earnings (loss) | 318,652 | (141,032) | (1,421,073) |
| Depletion, depreciation, amortization and accretion | 1,990,194 | - | 169,219 |
| Severance expense – settlement warrants | - | - | 250,000 |
| Write-down of property, plant and equipment and intangible assets | - | - | 97,679 |
| Stock-based compensation | 385,500 | - | 5,897 |
| | 2,694,346 | (141,032) | (898,278) |
| Change in non-cash working capital items | (1,699,907) | 101,753 | (387,519) |
| Cash provided by (used in) operating activities | 994,439 | (39,279) | (1,285,797) |
| **Investing activities** | | | |
| Acquisition of New Venture Energy Inc. (note 3) | (50,000) | - | - |
| Acquisition of oil and gas properties | (2,706,463) | - | - |
| Exploration and development costs | (16,290,157) | - | - |
| Repayment of bank loan assumed on acquisition of New Venture Energy Inc. | (4,915,000) | - | - |
| Cash held in trust | - | - | 50,000 |
| Proceeds from sale of property, plant and equipment | - | - | 24,000 |
| Purchase of property, plant and equipment | - | - | (7,962) |
| Change in non-cash working capital items | 6,506,070 | - | - |
| Cash provided by (used in) investing activities | (17,455,550) | - | 66,038 |
| **Financing activities** | | | |
| Issue of capital stock, net of issue costs of $2,993,561 | 33,190,539 | - | - |
| Proceeds on exercise of stock options and warrants | 39,978 | - | - |
| Principal repayments of long-term obligations | - | - | (61,005) |
| Due to AFS (2004) Inc. | - | (97,649) | - |
| Change in non-cash working capital items | 63,487 | - | - |
| Cash provided by (used in) financing activities | 33,294,004 | (97,649) | (61,005) |
| **Increase (decrease) in cash and cash equivalents** | 16,832,893 | (136,928) | (1,280,764) |
| Cash and cash equivalents, beginning of period | 2,850 | 139,778 | 1,140,986 |
| **Cash and cash equivalents, end of period** | 16,835,743 | 2,850 | (139,778) |
| **Cash and cash equivalents consist of:** | | | |
| Cash | - | 2,850 | - |
| Short-term deposits | 17,000,000 | - | - |
| Bank indebtedness | (164,257) | - | (139,778) |
| | 16,835,743 | 2,850 | (139,778) |
| Cash interest paid | 37,477 | - | 403 |
| Cash taxes paid | - | - | - |

See accompanying notes.

# Flagship Energy Inc. (formerly AFS Energy Inc.)
# Notes to financial statements
# December 31, 2005

## 1. Nature of operations

Alternative Fuel Systems Inc. ("AFS") was in the business of developing, assembling and marketing electronically controlled fuel management systems and components which permit internal combustion engines to operate on compressed natural gas.

To restructure AFS' operations, and address the financial issues resulting from the loss of its largest client and significant overhead and recurring losses, AFS applied for, and was granted creditor protection on April 9, 2003, under the Companies' Creditors Arrangement Act ("CCAA").

On June 30, 2004, a Plan of Arrangement was approved by AFS' creditors, shareholders and the Court of Queen's Bench of Alberta which included termination of all of the employees of AFS, the sale of substantially all of AFS' assets and liabilities to AFS (2004), payout of the creditor liabilities identified under the CCAA process and a name change to AFS Energy Inc. ("AFS Energy" or the "Company"). As a result, the Company comprehensively re-valued its assets and liabilities to estimated fair values just prior to the sale of its natural gas equipment business to AFS (2004). The total comprehensive revaluation adjustment of $373,442 was applied to reduce the deficit of the Company as at June 30, 2004. As required by the CICA standard for comprehensive revaluations, the accumulated deficit of $45,375,996 was eliminated at June 30, 2004 by reclassification of the accumulated deficit against the balance of share capital, resulting in a share capital balance of $25,443.

The mandate of AFS Energy after approval of the Plan of Arrangement was to appoint a new management team to carry out operations in the energy sector. Following its reorganization and emergence from creditor protection, the Company adopted "fresh start accounting". For reporting purposes, the Statement of Operations for the period January 1, 2004 to June 30, 2004 includes the results of operations of AFS prior to the June 30, 2004 Plan of Arrangement, and the Statement of Operations for the period July 1, 2004 to December 31, 2004 reflects operations, which consisted of administrative costs only of $141,032, for the period following the Plan of Arrangement. As a result, the 2004 results for the former business are not comparable to 2005.

Subsequent to June 30, 2004, AFS Energy and AFS (2004) were unrelated and acted independently of each other. AFS (2004) continued the business of the former AFS including re-hiring most of the terminated AFS employees. The only remaining material asset in AFS Energy going forward was approximately $26.1 million in non-capital losses available for tax purposes.

On April 11, 2005, the security holders of AFS Energy approved the following Reorganization:

- a Plan of Arrangement under section 193 of the Business Corporations Act (Alberta) to effect the reorganization of AFS Energy, pursuant to which all of the outstanding AFS Energy shares and Series U Subscription Receipts were exchanged for Class A shares and Class B shares. As part of the Reorganization, the share capital of the Company was restructured, resulting in each AFS share being exchanged for .06668831 of a Class A share and .01500487 of a Class B share (the "Exchange Ratio"). In addition, holders of the Settlement Warrants received one Carry-over Warrant for each Settlement Warrant, with the Carry-over Warrant exercisable into Class A and Class B shares using the Exchange Ratio described above (see note 8).

- the acquisition by AFS Energy of certain oil and gas interests. The acquisition had an effective date of April 1, 2005;

- a brokered initial private placement of 10,000 series U Subscription Receipts of AFS Energy on a flow-through basis, at an issue price of $1,000 per series U Subscription Receipt. The series U Subscription Receipts were exchanged into 4,000,000 Class A shares and 900,000 Class B shares, on a flow-through basis;

- a non-brokered private placement of 4,000,000 Class A shares of AFS Energy, at an issue price of $0.25 per Class A share; and

- a change in the name of the Company to Flagship Energy Inc. ("Flagship" or the "Company").

## 2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

*Financial Instruments*

The Company's financial instruments at December 31, 2005 consist of cash and short-term deposits, accounts receivable, bank indebtedness and accounts payable. At December 31, 2005 the fair value of financial instruments approximated book value due to the near-term maturity or the associated interest rate terms.

*Cash and Short-Term Deposits*

Cash and short-term deposits include only highly liquid short-term investments with initial maturities of three months or less. They are recorded at cost which approximates fair market value and have an average annual interest rate of 2.9%.

*Exploration and Development Costs*

The Company follows the full cost method of accounting for exploration and development costs whereby all costs related to the exploration for and development of oil and natural gas reserves are accumulated in one Canadian cost centre. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs, and that portion of general and administrative expenses directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss. When such a disposal would alter the depletion rate by 20 percent or more, a gain or loss is recognized and reflected in the statement of operations.

*Depletion and depreciation*

Depletion and depreciation of oil and natural gas properties and equipment is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of costs to be expensed. Undeveloped properties are excluded from the depletion calculation until quantities of proved reserves are found or impairment occurs. Volumes are converted to equivalent units using the ratio of one barrel of oil to six mcf of natural gas. Depreciation of office furniture and equipment is provided on a straight-line basis at rates of 10-30 percent annually.

*Ceiling Test*

The Company conducts a ceiling test at each balance sheet date whereby the carrying amount of capitalized costs is compared to the estimated undiscounted future cash flows. Future cash flows are determined using the Company's total proved reserves, and applying forecast future product prices and costs. Impairment is recognized when the carrying amount of capitalized costs is greater than the estimated undiscounted future cash flows, at which time the capitalized costs are written down to the fair value of proved and probable reserves plus the costs of unproved properties, net of impairment allowances.

*Joint Venture Operations*

Substantially all of the Company's exploration, development and production activities are conducted jointly with other entities and the financial statements reflect only the Company's proportionate interest in such activities.

*Goodwill*

Goodwill, at the time of acquisition, represents the excess of the purchase price of a business over the fair value of net assets acquired; thereafter goodwill is not amortized and is assessed for impairment at least annually. If the fair value of the business is less than the carrying value, the amount of the impairment is determined by deducting the fair value of the business' other assets and liabilities from the fair value of the business to determine the implied value of goodwill and comparing that amount to the carrying value of goodwill. Any excess of the carrying value of goodwill over the implied fair value is the impairment amount and will be charged to operations in the period of the impairment.

*Revenue Recognition*

Oil and natural gas sales are recognized when commodities are sold to an external party and title passes to the customer.

*Asset Retirement Obligations*

The asset retirement obligations represent the Company's legal obligations to abandon and reclaim its property, plant and equipment. The estimated fair value of the obligation associated with abandonment and reclamation is recorded when the obligation is incurred (upon acquisition, construction or development of the asset), with a corresponding increase to the carrying amount of the related assets. This increase to capitalized costs is depleted by charges to earnings on a basis consistent with depletion of the underlying assets.

Subsequent changes in the estimated fair value of the asset retirement obligation are capitalized and depleted over the remaining useful life of the underlying asset. The asset retirement obligation is carried on the balance sheet at its discounted present value which is accreted each period to reflect the passage of time.

*Measurement Uncertainty*

The amounts recorded for depletion of oil and natural gas properties, the asset retirement obligations and the related accretion and the ceiling test calculation are based on estimates of proved and probable reserves, production rates, oil and natural gas prices, future costs and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

*Flow- through shares*

The Company financed a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying amount of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers when the renouncement documents are filed with the taxation authorities.

*Income Taxes*

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

*Stock-based Compensation*

The Company expenses the costs of options granted using the fair value based method of accounting. Fair value is estimated using the Black-Scholes option pricing model. For purposes of calculating the compensation costs associated with the fair value of granted options, the Company recognizes compensation costs as the options vest over their two year vesting period. Cumulative compensation costs at any date are at least equal to the compensation costs associated with total options vested at that date.

*Earnings (loss) per share*

The Company follows the treasury stock method to determine the dilutive effect of stock options and other instruments. The treasury stock method computes the number of incremental shares by assuming the outstanding stock options exercisable at exercise prices below the average market price for the applicable fiscal period are exercised and the proceeds are used to purchase common shares at the average market price of the Company's shares for the applicable period.

## 3. Acquisition of New Venture Energy Inc.

On July 27, 2005 the Company acquired all of the issued and outstanding shares of New Venture Energy Inc. The acquisition was accounted for by the purchase method and accordingly the financial statements include the results of operations since the date of acquisition. The shares were acquired for an aggregate cost of $12,926,302 by the issuance of 3,357,481 Class A shares of Flagship at a negotiated value of $3.85 per share, reflecting the trading price of the Company's shares, plus the assumption of $5,153,221 of net debt and related transaction costs.

At the date of acquisition, certain Flagship officers owned a minority interest in New Venture Energy Inc. and additionally certain directors and officers of Flagship were also directors and officers of New Venture Energy Inc.

The acquisition was accounted for as of the closing date with the purchase price allocated to assets and liabilities, on a preliminary basis, as follows:

| Calculation of purchase price | $ |
|---|---|
| Fair value of shares issued | 12,926,302 |
| Transaction costs | 50,000 |
| | 12,976,302 |
| Allocated as follows: | |
| Property, plant and equipment | 18,306,223 |
| Goodwill | 1,403,300 |
| Working capital assumed | (238,221) |
| Bank debt assumed | (4,915,000) |
| Asset retirement obligations | (1,580,000) |
| | 12,976,302 |

On August 1, 2005, Flagship Energy Inc. and New Venture Energy Inc. amalgamated to form Flagship Energy Inc.

## 4. Property, plant and equipment

| | Cost | Accumulated depletion & depreciation | Net book value |
|---|---|---|---|
| | $ | $ | $ |
| Petroleum and natural gas properties and equipment | 37,474,583 | (1,935,000) | 35,539,583 |
| Office furniture and equipment | 132,504 | (15,194) | 117,310 |
| Balance, December 31, 2005 | 37,607,087 | (1,950,194) | 35,656,893 |

At December 31, 2005, $6.7 million of undeveloped land and seismic costs and $1.1 million of estimated salvage value have been excluded, and future development costs totaling $1.4 million have been included, in the depletion calculation. For the year ended December 31, 2005, the Company capitalized $164,267 of general and administrative costs (December 31, 2004 – NIL).

An impairment test calculation was performed on the carrying amounts of the Company's property, plant and equipment at December 31, 2005 under which the estimated undiscounted future net cash flows (based on estimated future prices associated with the proved reserves) exceeded the carrying amount of the Company's petroleum and natural gas properties.

The following table outlines prices used in the impairment test at December 31, 2005:

| | NGL ($/Bbl) (weighted-average) | Gas ($/Mcf) |
|---|---|---|
| 2006 | 71.25 | 11.08 |
| 2007 | 71.33 | 10.06 |
| 2008 | 73.30 | 8.48 |
| 2009 | 72.55 | 8.10 |
| 2010 | 70.92 | 8.31 |
| 2011 | 65.75 | 8.52 |
| 2012 | 66.64 | 8.72 |
| 2013 | 69.14 | 8.92 |
| 2014 | 71.57 | 9.08 |
| 2015 | 73.14 | 9.41 |

## 5. Asset retirement obligations

The asset retirement obligations result from the Company's net ownership interests in oil and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $3.4 million, which will be incurred over the next 18 years. A credit adjusted risk free rate of 5.0% and an inflation rate of 3.0% were used to calculate the fair value of the asset retirement obligation of $1,827,912.

| | Year ended December 31, 2005<br>$ |
|---|---|
| Balance, January 1, 2005 | - |
| Liabilities assumed on purchase of oil and gas properties | 40,000 |
| Liabilities assumed on acquisition of New Venture Energy Inc. (note 3) | 1,580,000 |
| Liabilities incurred | 167,912 |
| Accretion expense | 40,000 |
| Balance, December 31, 2005 | 1,827,912 |

## 6. Bank facility

The Company has a revolving operating loan facility of $8 million with a Canadian financial institution, which bears interest at the bank's prime lending rate plus ¾ percent and has a standby fee of 0.10 percent per annum on undrawn amounts. Borrowings under this facility are collateralized by a General Security Agreement providing a security interest over the Company's assets. As at December 31, 2005, no amounts were drawn on the facility.

## 7. Capital stock

*Authorized*

The authorized share capital of the Company as at December 31, 2005 consists of an unlimited number of Class A voting shares, an unlimited number of Class B voting shares and an unlimited number of First Preferred shares, issuable in series. The Class B shares are convertible (at the option of the Company) at any time after December 31, 2008 and before December 31, 2010, into Class A shares. The conversion rate is calculated by dividing $10 by the greater of $1 and the then current market price of the Class A shares. If conversion has not taken place by December 31, 2010, the Class B shares become convertible (at the option of the shareholder) into Class A shares on the same basis. Effective February 1, 2011, all remaining Class B shares will be deemed to be converted to Class A shares.

*Issued*

| | # of common shares | # of Class A shares | # of Class B shares | Amount $ |
|---|---|---|---|---|
| Balance, January 1, 2004 | 49,429,441 | - | - | 44,766,477 |
| Stock based compensation | - | - | - | 5,897 |
| Share purchase loans extinguished | - | - | - | 96,000 |
| Share purchase loans sold to AFS (2004) | - | - | - | 5,000 |
| Issue of AFS Energy shares in exchange for AFS shares | (44,387,638) | - | - | - |
| Issue of AFS Energy shares to CCAA creditors | 3,481,129 | - | - | 449,066 |
| Shares returned and cancelled | (30,425) | - | - | - |
| Fresh start adjustments: | | | | |
| Reclassification of settlement warrants | - | - | - | 78,999 |
| Elimination of deficit | - | - | - | (45,375,996) |
| Balance, December 31, 2004 (note 1) | 8,492,507 | - | - | 25,443 |
| Reorganization of AFS Energy Inc. capital (note 1) | (8,492,507) | 566,360 | 127,437 | - |
| Reorganization fees | - | 60,000 | 13,500 | 150,000 |
| Brokered private placement – flow-through (note 1) | - | 4,000,000 | 900,000 | 10,000,000 |
| Non-brokered private placement (note 1) | - | 4,000,000 | - | 1,000,000 |
| Issued on acquisition of New Venture Energy Inc. (note 3) | - | 3,357,481 | - | 12,926,302 |
| Private placement (i) | - | 3,638,000 | - | 20,009,000 |
| Private placement – flow-through (ii) | - | 739,300 | - | 5,175,100 |
| Exercise of stock options | - | 35,000 | - | 12,250 |
| Exercise of carry-over warrants | - | 17,611 | 3,962 | 27,728 |
| Share issue costs | - | - | - | (2,993,561) |
| Balance, December 31, 2005 | - | 16,413,752 | 1,044,899 | 46,332,262 |

(i) On October 27, 2005, pursuant to a private placement, the Company issued 3,638,000 Class A shares at $5.50 each for gross proceeds of approximately $20 million. The shares issued are subject to a hold period under applicable securities laws expiring February 26, 2006.

(ii) On December 21, 2005, pursuant to a private placement, the Company issued 739,300 Class A shares on a flow-through basis at $7.00 each for gross proceeds of approximately $5.2 million.

(iii) Under the look back provisions governing the flow-through shares issued in the year (note 1 and note 7(ii)), the Corporation is required to incur eligible expenditures prior to December 31, 2006.

(iv) At December 31, 2005, there are 2,000,000 Class A shares held in escrow, releasable as to 1,000,000 shares on May 30, 2006 and 1,000,000 shares on November 30, 2006.

## 8. Carry-over warrants

As a result of the June 30, 2004 Plan of Arrangement certain individuals were issued 1,362,956 share purchase warrants in AFS Energy ("Settlement Warrants"). Each warrant entitled the holder to acquire one common share of AFS Energy at an exercise price of $0.105 per warrant for a term of three years commencing July 27, 2004.

As part of the Reorganization as described in Note 1, each holder of the Settlement Warrants received one carry-over warrant for each settlement warrant, with the carry-over warrant exercisable into Class A and Class B shares at an exchange ratio of .06668831 of a Class A share and .01500487 of a Class B share.

As December 31, 2005, the following carry-over warrants were outstanding:

| | Outstanding | Eligible for release from escrow |
|---|---|---|
| Carry-over warrants | 1,098,878 | 748,841 |
| Exchangeable into: | | |
| Class A shares | 73,282 | 49,939 |
| Class B shares | 16,488 | 11,236 |

The warrants are eligible for release from escrow upon the holder ceasing to act as a director, officer or employee of the Company.

## 9. Stock options and stock-based compensation

During 2005, the Company established a share option plan under which directors, officers, employees and consultants can be granted options to purchase Class A shares of the Company. The number of Class A shares issuable under the plan cannot exceed 10% of the aggregate number of Class A shares and Class B shares outstanding, and the number of shares issuable to any one person under the plan cannot exceed 5% of the aggregate number of Class A shares and Class B shares outstanding. Compensation expense is recognized as the options vest (one third immediately and one third on each of the first and second anniversaries of the date of the grant). The options expire five years from the date of the grant. A summary of the status of the Company's share option plan as at December 31, 2005 is as follows:

| | Shares | Weighted-average exercise price $ |
|---|---|---|
| Balance, January 1, 2005 | - | - |
| Granted | 1,300,850 | 2.30 |
| Exercised | (35,000) | (0.35) |
| Cancelled | (70,000) | (0.35) |
| Balance, December 31, 2005 | 1,195,850 | 2.47 |

At December 31, 2005, 399,184 share options were exercisable at prices ranging from $0.35 to $5.59 per Class A share, with a weighted-average exercise price of $2.47 on exercisable options:

| Price $ | Options Outstanding | Number of options Exercisable | Remaining Contractual Life (Years) |
|---|---|---|---|
| 0.35 | 695,000 | 231,667 | 4.4 |
| 4.40 | 150,000 | 50,000 | 4.7 |
| 5.40 | 20,000 | 6,667 | 4.9 |
| 5.59 | 330,850 | 110,850 | 5.0 |
| | 1,195,850 | 399,184 | |

The Black-Scholes model was used to calculate the fair value of stock options granted. Significant assumptions used in this model for options granted during the year ended December 31, 2005 are as follows:

| | |
|---|---|
| Weighted-average fair value of each option granted | $0.84 |
| Valuation assumptions: | |
| Option life (years) | 3.5 |
| Expected volatility | 40% |
| Expected dividend yield | - |
| Risk-free interest rate | 5.0% |

The provision for stock-based compensation expense for the year ended December 31, 2005 totaled $385,500 (2004 - $5,897).

## 10. Per share data

The weighted-average number of Class A shares outstanding during the year ended December 31, 2005 was 7,578,996. The weighted-average number of Class A shares outstanding after deemed conversion of the Class B shares was 9,381,011. The diluted number of Class A shares outstanding after considering the effect of stock options and carry-over warrants was 9,857,587.

For the six month periods ended December 31, 2004 and June 30, 2004, the loss per share is calculated using the weighted average number of shares outstanding of 8,507,719 (after giving effect to the June 30, 2004 corporate restructuring) and 49,429,441.

## 11. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts available for income tax purposes. The components of the Company's future tax assets and liabilities are as follows:

| | 2005 | 2004 |
|---|---|---|
| Future income tax assets: | | |
| Share issue costs | 975,757 | 36,019 |
| Asset retirement obligations | 637,576 | |
| Non-capital losses carried forward | 7,641,625 | 8,857,382 |
| Future income tax liability: | | |
| Property, plant and equipment | (1,231,507) | - |
| | 8,023,451 | 8,893,401 |
| Less: valuation allowance | (8,023,451) | (8,893,401) |
| | - | - |

As at December 31, 2005, subject to the agreement of income tax authorities as to amount and use, the Company had losses available to offset future income for tax purposes of approximately $22 million. The losses expire on July 31 of each of the following years:

| | **$ 000's** |
|---|---|
| 2006 | 576 |
| 2007 | 758 |
| 2008 | 5,224 |
| 2009 | 2,238 |
| 2010 | 6,703 |
| 2011 | 6,409 |
| | 21,908 |

As at December 31, 2005, the Company had exploration and development costs and undepreciated capital costs available for deduction against future taxable income of approximately $35 million, prior to requisite renouncements relating to the brokered private placements as described in notes 1 and 7.

The tax effect of the tax benefits renounced to subscribers in respect of the flow-through shares will be recognized when the renouncement documents are filed.

The income tax provision differs from the expected amount computed by applying the Canadian combined Federal and provincial income tax rate of 38.88% (2004 – 33.87%) as follows:

| | 2005 $ | July 1, 2004 to December 31, 2004 $ | January 1, 2004 to June 30, 2004 (note 1) $ |
|---|---|---|---|
| Earnings (loss) before taxes | 411,652 | (141,032) | (1,421,073) |
| Computed expected income tax expense (recovery) | 160,050 | (47,768) | (481,317) |
| Stock-based compensation | 149,882 | - | 1,997 |
| Non-deductible crown charges | 246,999 | - | - |
| Other | 4,196 | - | 60 |
| Income tax recovery not recognized | - | 47,768 | 479,260 |
| Resource Allowance | (216,227) | - | - |
| Recognition of previously unrecognized losses | (344,900) | - | - |
| | - | - | - |

## 12. Commitments

Pursuant to the Company's office lease arrangements, the following base rent payments are required over the remaining term of the lease:

| | |
|---|---|
| 2006 | $76,000 |
| 2007 | $25,333 |

## 13. Subsequent events

On March 6, 2006, the Company and Hawk Energy Corp. ("Hawk") entered into a definitive agreement pursuant to which the Company will, subject to certain conditions, make a formal take-over bid offer (the "Offer") to acquire all of the issued and outstanding Class A and Class B shares of Hawk.

Hawk Class A shareholders will, at their election, subject to the maximum amounts set forth below, receive either $8.25 cash or 1.5566 Flagship Class A shares or 1.2692 Flagship Class B shares, or some combination thereof per each Hawk Class A share. Hawk Class B shareholders will, at their election, subject to the maximum amounts set forth below, receive either $10.00 cash or 1.8868 Flagship Class A shares or 1.5385 Flagship Class B shares, or some combination thereof per each Hawk Class B share. The total consideration offered by Flagship is subject to a maximum of $33.6 million cash, 16 million Flagship Class A shares and 3 million Flagship Class B shares. In no event shall Flagship issue more than 17.2 million Flagship Class A and Class B shares, in aggregate.

The total acquisition cost is estimated to be $141 million, including approximately $126 million for all of the outstanding Hawk shares and the assumption of $15 million of net debt, at closing.

On March 14, 2006 the Company granted options to certain employees to purchase 535,000 Class A shares of the Company, at an exercise price of $4.25. The options expire five years from the date of the grant.

**EXHIBIT 2.3**

## MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") of financial results and operations is presented by management of Flagship Energy Inc ("Flagship" or the "Company") and is intended to assist in the understanding of the financial results and operating activities of the Company for 2005. The MD&A has been prepared by management and should be read in conjunction with the audited financial statements of the Company as at and for the year ended December 31, 2005.

Natural gas and liquids reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet ("Mcf") of gas to one barrel (bbl) of oil. Disclosure provided herein in respect of barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: I bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This MD&A is dated April 6, 2006. Additional information including the Company's Annual Information Form may be found on the SEDAR website www.sedar.com or on the Company's website at www.flagshipenergy.ca.

### Forward-Looking Statements

Statements included in this report that are not historical facts may be considered "forward looking statements". The reader is cautioned that there can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known or unknown risks, uncertainties and other factors that are beyond the control of the Company. The reader is cautioned not to place undue reliance on this forward-looking information.

### Non-GAAP Measurement

The term "netback", which is calculated as the average unit sales price, less royalties, transportation and operating expenses, represents the cash margin for every barrel of oil equivalent sold. This term does not have any standardized meaning prescribed by GAAP and, therefore, might not be comparable with the calculation of a similar measure for other companies.

### Funds Flow from Operations

The reconciliation between net earnings and funds flow from operations can be found in the Statements of Cash Flows as cash provided by (used in) operating activities before the change in non-cash working capital items.

### Corporate Vision

Flagship is an oil and gas company engaged in the exploration for, and development and production of, natural gas and light oil in Alberta and Saskatchewan. The Company's business plan is to create sustainable and profitable per share growth. The Company follows a strategy of acquiring interests in oil and gas exploration and development prospects in west central and southern Alberta and western and southeastern Saskatchewan through internal generation and participation with other industry partners. In selecting exploration and development prospects, management will choose those that offer an appropriate combination of risk and economic reward, recognizing that all drilling involves substantial risk and that a high degree of competition exists for prospects.

It is anticipated that acquisitions will constitute an integral part of the Company's ongoing business plan.

### Commencement of Oil and Gas Operations

Alternative Fuel Systems Inc. ("AFS") was in the business of developing, assembling and marketing electronically controlled fuel management systems and components which permit internal combustion engines to operate on compressed natural gas.

To restructure AFS' operations, and address the financial issues resulting from the loss of its largest client and significant overhead and recurring losses, AFS applied for, and was granted creditor protection on April 9, 2003, under the Companies' Creditors Arrangement Act ("CCAA").

On June 30, 2004, a Plan of Arrangement was approved by AFS' creditors, shareholders and the Court of Queen's Bench of Alberta which included termination of all of the employees of AFS, the sale of substantially all of AFS' assets and liabilities to AFS (2004), payout of the creditor liabilities identified under the CCAA process and a name change to AFS Energy Inc. ("AFS Energy" or the "Company"). As a result, the Company comprehensively re-valued its assets and liabilities to estimated fair values just prior to the sale of its natural gas equipment business to AFS (2004). The total comprehensive revaluation adjustment of $373,442 was applied to reduce the deficit of the Company as at June 30, 2004. As required by the CICA standard for comprehensive revaluations, the accumulated deficit of $45,375,996 was eliminated as at June 30, 2004 by reclassification of the accumulated deficit against the balance of share capital, resulting in a share capital balance of $25,443.

Subsequent to June 30, 2004, AFS Energy and AFS (2004) were unrelated and acted independently of each other. AFS (2004) continued the business of the former AFS including re-hiring most of the terminated AFS employees. The only remaining material asset in AFS Energy going forward was approximately $26.1 million in non-capital losses available for tax purposes.

The mandate of AFS Energy after approval of the Plan of Arrangement was to appoint a new management team to carry out operations in the energy sector.

On April 11, 2005, the security holders of AFS Energy approved the following Reorganization:

- a Plan of Arrangement under section 193 of the Business Corporations Act (Alberta) to effect the reorganization of AFS Energy, pursuant to which all of the outstanding AFS Energy shares and Series U Subscription Receipts were exchanged for Class A shares and Class B shares. As part of the Reorganization, the share capital of the Company was restructured, resulting in each AFS share being exchanged for .06668831 of a Class A share and .01500487 of a Class B share (the "Exchange Ratio"). In addition, holders of the Settlement Warrants received one Carry-over Warrant for each Settlement Warrant, with the Carry-over Warrant exercisable into Class A and Class B shares using the Exchange Ratio described above.

- the acquisition by AFS Energy of certain oil and gas interests. The acquisition had an effective date of April 1, 2005;

- a brokered initial private placement of 10,000 series U Subscription Receipts of AFS Energy on a flow-through basis, at an issue price of $1,000 per series U Subscription Receipt. The series U Subscription Receipts were exchanged into 4,000,000 Class A shares and 900,000 Class B shares;

- a non-brokered private placement of 4,000,000 Class A shares of AFS Energy, at an issue price of $0.25 per Class A share; and

- a change in the name of the Company to Flagship Energy Inc. ("Flagship" or the "Company").

As the Company commenced oil and gas operations effective April 1, 2005, this MD&A focuses on the financial results and operating activities from April 1, 2005 to December 31, 2005.

## RESULTS OF OPERATIONS

| | 2nd Quarter 2005 | 3rd Quarter 2005 | 4th Quarter 2005 | Annual 2005 |
|---|---|---|---|---|
| **Production** | | | | |
| Natural gas (Mcf/d) | 479 | 2,116 | 3,359 | 1,500 |
| NGL's (Bbls/d) | 6 | 6 | 7 | 5 |
| Total BOE/d | 86 | 358 | 567 | 255 |
| Daily BOE of production | | | | |
| per million Class A shares | 22 | 32 | 39 | 34 |
| **Exploration & development expenditures** | $ | $ | $ | $ |
| Land | - | 1,440,267 | 2,766,229 | 4,206,496 |
| Seismic | - | 725,092 | 502,944 | 1,228,036 |
| Drilling & Completion | 223,500 | 935,830 | 7,785,555 | 8,944,885 |
| Equipping/Facilities | - | 96,169 | 1,631,817 | 1,727,986 |
| Other | 8,689 | 136,108 | 37,957 | 182,754 |
| Total | 232,189 | 3,333,466 | 12,724,502 | 16,290,157 |

| **Financial** | 2nd Quarter 2005 | | 3rd Quarter 2005 | | 4th Quarter 2005 | | Annual 2005 | |
|---|---|---|---|---|---|---|---|---|
| | $ | $/unit | $ | $/unit | $ | $/unit | $ | $/unit |
| Natural gas revenue | 334,987 | 7.68 | 1,800,519 | 9.25 | 3,355,761 | 10.86 | 5,491,267 | 10.03 |
| Processing income | - | - | 20,961 | - | 36,220 | - | 57,181 | - |
| NGL revenue | 34,488 | 63.98 | 39,946 | 74.71 | 68,882 | 112.55 | 143,316 | 85.00 |
| Total revenues | 369,475 | 47.32 | 1,861,426 | 56.44 | 3,460,863 | 66.40 | 5,691,764 | 61.25 |
| Royalties | (104,794) | (13.42) | (473,589) | (14.36) | (876,617) | (16.82) | (1,455,000) | (15.66) |
| Operating costs | (19,500) | (2.50) | (165,986) | (5.03) | (537,397) | (10.31) | (722,883) | (7.78) |
| Transportation charges | - | - | (35,267) | (1.07) | (63,178) | (1.21) | (98,445) | (1.06) |
| Operating netback | 245,181 | 31.40 | 1,186,584 | 35.98 | 1,983,671 | 38.06 | 3,415,436 | 36.75 |
| Other revenue | 18,016 | 2.31 | 9,436 | 0.29 | 71,555 | 1.37 | 99,007 | 1.06 |
| G&A – cash component | (125,586) | (16.08) | (267,601) | (8.11) | (294,363) | (5.65) | (689,620) | (7.42) |
| Interest expense | (8,208) | (1.05) | (17,808) | (0.54) | (11,461) | (0.22) | (37,477) | (0.40) |
| Capital taxes | - | - | - | - | (93,000) | (1.78) | (93,000) | (1.00) |
| Funds flow from operations | 129,403 | 16.57 | 910,611 | 27.62 | 1,656,402 | 31.78 | 2,694,346 | 28.99 |
| G&A - stock based compensation | (5,756) | (0.74) | (146,954) | (4.46) | (232,790) | (4.47) | (385,500) | (4.15) |
| Depletion, depreciation, amortization & accretion | (135,293) | (17.33) | (687,234) | (20.84) | (1,167,667) | (22.40) | (1,990,194) | (21.42) |
| Net earnings (loss) | (11,646) | (1.49) | 76,423 | 2.32 | 255,945 | 4.91 | 318,652 | 3.42 |
| Weighted average outstanding | | | | | | | | |
| Class A shares – fully diluted | 3,847,954 | | 11,059,700 | | 14,686,013 | | 7,578,996 | |
| Funds flow per share – fully diluted | 0.02 | | 0.07 | | 0.10 | | 0.27 | |
| Earnings (loss) per share – fully diluted | (0.00) | | 0.01 | | 0.01 | | 0.03 | |

Results of operations for the three months ended March 31, 2005 has not been included above as the only activity was $2,070 of general and administrative expenses.

Effective April 1, 2005, the Company acquired oil and gas properties for $2,706,463, including adjustments. On July 27, 2005 the Company acquired all of the issued and outstanding shares of New Venture Energy Inc. for an aggregate cost of $12,926,302 plus transaction costs of $50,000 by the issuance of 3,357,481 Class A shares of Flagship at a value of $3.85 per share. New Venture Energy Inc.'s production at the date of acquisition was approximately 2,550 Mcf/d, or 425 BOE/d.

**Natural gas and liquids revenue**

For the three months ended December 31, 2005, natural gas sales, excluding processing income, totaled $3,355,761 based on average production volumes of 3,359 Mcf/d and a price of $10.86/Mcf. Liquids sales totaled $68,882, with average production of 7 bbls/d and an average price of $112.55/bbl.

**Three months ended December 31, 2005**

| | Edam[1] | Medicine Lodge[2] | Mannville [1] | Lloyd [1] | Total |
|---|---|---|---|---|---|
| Natural gas production (Mcf/d) | 1,789 | 459 | 715 | 396 | 3,359 |
| Natural gas price ($/Mcf) | 10.29 | 12.88 | 10.77 | 11.21 | 10.86 |
| Natural gas revenue ($) | 1,694,141 | 544,170 | 708,700 | 408,750 | 3,355,761 |
| Liquids production (bbls/d) | - | 7 | - | - | 7 |
| Liquids price ($/bbl) | - | 112.55 | - | - | 112.55 |
| Liquids revenue ($) | - | 68,882 | - | - | 68,882 |
| Processing income ($) | 29,023 | - | - | 7,197 | 36,220 |
| Total revenue ($) | 1,723,164 | 613,052 | 708,700 | 415,947 | 3,460,863 |

For the year ended December 31, 2005, natural gas sales, excluding processing income, totaled $5,491,267 based on average production volumes of 1,500 Mcf/d and a price of $10.03/Mcf. Liquids sales totaled $143,316, with average production of 5 bbls/d and an average price of $85.00/bbl.

**Year ended December 31, 2005**

| | Edam[1] | Medicine Lodge[2] | Mannville [1] | Lloyd [1] | Total |
|---|---|---|---|---|---|
| Natural gas production (Mcf/d) | 728 | 358 | 267 | 147 | 1,500 |
| Natural gas price ($/Mcf) | 9.71 | 10.12 | 10.37 | 10.77 | 10.03 |
| Natural gas revenue ($) | 2,580,682 | 1,322,583 | 1,010,144 | 577,858 | 5,491,267 |
| Liquids production (bbls/d) | - | 5 | - | - | 5 |
| Liquids price ($/bbl) | - | 85.00 | - | - | 85.00 |
| Liquids revenue ($) | - | 143,316 | - | - | 143,316 |
| Processing income ($) | 29,023 | - | - | 28,158 | 57,181 |
| Total revenue ($) | 2,609,705 | 1,465,899 | 1,010,144 | 606,016 | 5,691,764 |

(1) The Edam, Mannville and Lloyd properties were acquired pursuant to the New Venture Energy Inc. acquisition, and therefore production is for the period July 27, 2005 to December 31, 2005.

(2) The Medicine Lodge property was acquired effective April 1, 2005.

Products are sold to major Canadian marketers at spot reference prices based on US WTI for liquids and AECO-C for natural gas.

**Royalties**

Royalties amounted to $876,617 for the three months ended December 31, 2005, or 25% of sales (year ended December 31, 2005 - $1,455,000, or 25% of sales). The Company is not eligible for the Alberta Royalty Tax Credit on primarily all of the existing 2005 Alberta production as the properties were acquired from "above-limit" producers.

**Royalties as a % of sales**

**Three months ended December 31, 2005**

| | Edam[1] | Medicine Lodge[2] | Mannville [1] | Lloyd [1] | Total |
|---|---|---|---|---|---|
| Crown | 22 | 31 | 18 | 14 | 22 |
| Freehold | 6 | - | 1 | - | 3 |
| GORR | - | 2 | - | - | - |
| Total | 28 | 33 | 19 | 14 | 25 |

**Year ended December 31, 2005**

| | Edam[1] | Medicine Lodge[2] | Mannville [1] | Lloyd [1] | Total |
|---|---|---|---|---|---|
| Crown | 22 | 28 | 18 | 13 | 22 |
| Freehold | 7 | - | 1 | - | 3 |
| GORR | - | 2 | - | - | - |
| Total | 29 | 30 | 19 | 13 | 25 |

**Operating expenses and Transportation**

For the three months ended December 31, 2005, operating costs totaled $537,397, or $10.31/BOE. Included in operating costs for the fourth quarter was a compressor overhaul at Edam totaling $97,000 and major workovers at Medicine Lodge totaling $48,000; these charges accounted for a combined $2.78/boe of the fourth quarter 2005 per unit operating costs. Transportation charges were $63,178, or $1.21/BOE. For fiscal 2005, operating costs were $722,883 ($7.78/BOE) with transportation charges of $98,445 ($1.06/BOE).

**Operating netbacks**

For the three months ended December 31, 2005, the Company realized operating netbacks (including processing income) of $1,983,671, or $38.06/BOE.

For the year ended December 31, 2005, the Company realized operating netbacks (including processing income) of $3,415,436, or $36.75/BOE.

**Three months ended December 31, 2005**

| | Edam | Medicine Lodge | Mannville | Lloyd | Total |
|---|---|---|---|---|---|
| Revenue ($/BOE) | 62.82 | 80.13 | 64.64 | 68.46 | 66.40 |
| Royalties ($/BOE) | (17.63) | (26.01) | (12.44) | (9.50) | (16.82) |
| Operating costs ($/BOE) | (9.85) | (10.17) | (11.80) | (9.87) | (10.31) |
| Transportation charges ($/BOE) | (0.64) | (3.66) | (1.15) | (0.80) | (1.21) |
| Operating Netback ($/BOE) | 34.70 | 40.29 | 39.25 | 48.29 | 38.06 |

**Year ended December 31, 2005**

| | Edam | Medicine Lodge | Mannville | Lloyd | Total |
|---|---|---|---|---|---|
| Revenue ($/BOE) | 58.94 | 62.47 | 62.19 | 67.77 | 61.25 |
| Royalties ($/BOE) | (16.92) | (18.52) | (11.79) | (8.93) | (15.66) |
| Operating costs ($/BOE) | (8.11) | (3.84) | (9.93) | (12.55) | (7.78) |
| Transportation charges ($/BOE) | (0.73) | (1.45) | (1.31) | (1.19) | (1.06) |
| Operating Netback ($/BOE) | 33.18 | 38.66 | 39.16 | 45.10 | 36.75 |

**General and administrative ("G&A") expenses**

G&A expenses for the fourth quarter 2005 totaled $294,363, and $689,620 for the year ended December 31, 2005. On a BOE basis, fourth quarter 2005 G&A expenses were $5.65 (year ended December 31, 2005 - $7.42), after capitalizing $36,267 of general and administrative costs for the three months ended December 31, 2005 ($164,267 capitalized for the year ended December 31, 2005).

| | Three months ended December 31, 2005 | | Year ended December 31, 2005 | |
|---|---|---|---|---|
| | $ | $/BOE | $ | $/BOE |
| Gross cash G&A | 506,229 | 9.70 | 1,111,679 | 11.95 |
| Overhead recoveries | (175,599) | (3.36) | (257,792) | (2.77) |
| Capitalized amounts | (36,267) | (0.69) | (164,267) | (1.76) |
| Net G&A | 294,363 | 5.65 | 689,620 | 7.42 |

**Interest expense**

For the three months ended December 31, 2005, interest incurred on utilized bank lines plus standby fees on the unutilized portion of the credit facility totaled $11,461 (year ended December 31, 2005 - $37,477).

**Funds flow from operations**

Funds flow from operations for the three months ended December 31, 2005 was $1,656,402 ($0.11 per share - basic), and $2,694,346 ($0.36 per share - basic) for the year ended December 31, 2005. Funds flow as a percentage of revenue for the fourth quarter 2005 was 48%, and 47% of revenue for the year ended December 31, 2005.

**Depletion, depreciation, amortization and accretion**

Depletion, depreciation, amortization and accretion for the fourth quarter 2005 totaled $1,167,667, or $22.40/BOE. For the year ended December 31, 2005, depletion, depreciation, amortization and accretion was $1,990,194, or $21.42/BOE. Capital costs of $6.7 million relating to undeveloped lands and seismic have been excluded from the depletion calculation, with $1.4 million of future development costs included. Accretion expense totaled $40,000 for the year ended December 31, 2005.

**Net earnings**

During the fourth quarter 2005, Flagship Energy Inc. had net earnings of $255,945, or $0.02 per share. For the year, Flagship had net earnings of $318,652, or $0.03 per share.

**Property, plant and equipment**

| | Three months ended December 31, 2005 $ | Year ended December 31, 2005 $ |
|---|---|---|
| Opening balance | 23,932,630 | - |
| Acquisitions | 8,516 | 19,529,019 |
| Land | 2,766,229 | 4,206,496 |
| Geological and geophysical | 502,944 | 1,228,036 |
| Drilling and completion | 7,785,555 | 8,944,885 |
| Equipping/facilities | 1,631,817 | 1,727,986 |
| Capitalized G&A | 36,267 | 164,267 |
| Other assets | 1,690 | 18,486 |
| Asset retirement obligation assumed | - | 1,620,000 |
| Asset retirement obligation incurred | 167,912 | 167,912 |
| Depletion, depreciation and amortization | (1,176,667) | (1,950,194) |
| Closing balance | 35,656,893 | 35,656,893 |

**Capital stock**

At December 31, 2005, there were 16,413,752 Class A shares and 1,044,899 Class B shares outstanding. At the date of the report, there are outstanding:

(i) 16,417,587 Class A shares;
(ii) 1,045,762 Class B shares; and
(iii) 1,730,850 stock options outstanding to employees, consultants, officers and directors, with an average exercise price of $3.02 per share. All options are granted for a maximum term of five years and vest one-third upon issue, one-third after one year and one-third after two years.

**Income taxes**

As at December 31, 2005, the Company had non-capital losses available to offset future income for tax purposes of approximately $22 million. The Company also has exploration and development costs and undepreciated capital costs available for deduction against future taxable income of approximately $35 million, prior to requisite renouncements relating to the flow-through share issuances in 2005. A total of $15 million was raised by the Company through the issuance of flow-through shares.

The tax effect of the tax benefits renounced to subscribers in respect of the flow-through shares will be recognized in 2006 when the renouncement documents are filed. The tax benefit that may be available from non-capital losses and share issue costs has also not been recognized in the financial statements.

**Liquidity and capital resources and Subsequent event**

At December 31, 2005, Flagship Energy Inc. had working capital of $11,663,102. The Company has an available revolving operating loan facility of $8 million with a Canadian financial institution, which bears interest at the bank's prime lending rate plus ¾ percent and has a standby fee of 0.10 percent per annum on undrawn amounts. No amounts were drawn on the facility as at December 31, 2005.

The Company has lease commitments for office space to April 30, 2007, with future minimum base lease payments aggregating $101,333.

The Company has no off-balance sheet obligations or arrangements.

On March 6, 2006, the Company and Hawk Energy Corp. ("Hawk") entered into a definitive agreement pursuant to which the Company will, subject to certain conditions, make a formal take-over bid offer (the "Offer") to acquire all of the issued and outstanding Class A and Class B shares of Hawk.

Hawk Class A shareholders will, at their election, subject to the maximum amounts set forth below, receive either $8.25 cash or 1.5566 Flagship Class A shares or 1.2692 Flagship Class B shares, or some combination thereof. Hawk Class B shareholders will, at their election, subject to the maximum amounts set forth below, receive either $10.00 cash or 1.8868 Flagship Class A shares or 1.5385 Flagship Class B shares, or some combination thereof. The total consideration offered by Flagship is subject to a maximum of $33.6 million cash, 16 million Flagship Class A shares and 3 million Flagship Class B shares. In no event shall Flagship issue more than 17.2 million Flagship Class A and Class B shares, in aggregate.

The total acquisition cost is $141 million, including approximately $126 million for all of the outstanding Hawk shares and the assumption of $15 million of net debt, at closing.

**Land**

The Company's undeveloped land was valued at $5.6 million at December 31, 2005 by Seton-Jordan & Associates Ltd. Flagship's land holdings at December 31, 2005 were as follows:

| | Developed | | Undeveloped | | Total | |
|---|---|---|---|---|---|---|
| (acres) | Gross | Net | Gross | Net | Gross | Net |
| Alberta | 26,209 | 13,548 | 30,770 | 29,738 | 56,979 | 43,285 |
| Saskatchewan | 18,053 | 18,013 | 60,076 | 60,075 | 78,129 | 78,089 |
| Total | 44,262 | 31,561 | 90,846 | 89,813 | 135,108 | 121,374 |

**Critical accounting estimates**

There are a number of critical estimates underlying the accounting policies employed in preparing the Company's financial statements.

*Revenue estimates*

Payment for sales in the oil and gas industry occurs up to two months after the month of production. Sales are estimated based upon information received from field offices regarding production levels and published industry pricing and transportation data.

*Cost estimates*

Costs for services performed but not yet billed are estimated based on original quotes and historical cost information.

*Reserves*

The full cost method of accounting, which is used to account for oil and gas activities, relies on estimates of proved reserves that will ultimately be recoverable from the properties. These estimates are utilized in calculating the unit-of-production depletion, potential impairment of asset carrying costs and the fair value of asset retirement obligations and related accretion expense. The process of estimating reserves is complex and requires significant judgment, based on available geological, geophysical, engineering and economic data.

Reserves are evaluated at year-end by an independent engineering firm. Quarterly updates to those reserves, as well as new reserves from wells drilled in the year, are estimated by the Company's engineers.

Although every effort is made to ensure that critical estimates are accurate, changing economic and operational conditions, as well as governmental regulations, can significantly affect those estimates, which may cause significant fluctuations in earnings.

**Business Risks**

Flagship is engaged in the exploration, development and production of natural gas and natural gas liquids. The oil and gas business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Operational risks include competition, reservoir performance uncertainties, environmental factors, ability to transport oil and natural gas to market, and regulatory, environmental and safety concerns. Financial risks associated with the oil and gas industry include fluctuations in commodity prices, interest rates, currency exchange rates, government and regulatory risk in respect of royalty and income tax regimes, ability to finance future growth, and the cost of goods and services.

Flagship employs highly qualified people, uses sound operating and business practices, and evaluates all potential and existing wells using current applicable technology. The Company adheres to a strategy of exploring, developing, acquiring and optimizing quality reserves in areas where it has technical and operational expertise. Flagship complies with government regulations and has in place an up-to-date emergency response plan. Environment and safety policies are adhered to. Asset retirement obligations are recognized upon the acquisition, construction and development of the assets. Flagship maintains property and liability insurance coverage. The coverage provides a reasonable amount of protection from risk of loss; however, not all risks are foreseeable or insurable.

**Disclosure Controls**

As at the financial year ended December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Executive Chairman and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Executive Chairman and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2005 to provide reasonable assurance that material information relating to the Company would be made known to them by others within those entities.

## Quarterly Review of Operating and Financial Performance

| Three months ended | March 31, 2005 | June 30, 2005 | September 30, 2005 | December 31, 2005 |
|---|---|---|---|---|
| **Operating** | | | | |
| Average daily production | | | | |
| Natural gas (Mcf/d) | - | 479 | 2,116 | 3,359 |
| Oil and liquids (bbls/d) | - | 6 | 6 | 7 |
| Barrels equivalent (BOE/d) | - | 86 | 358 | 567 |
| **Average prices** | | | | |
| Natural gas ($/Mcf) | - | 7.68 | 9.25 | 10.86 |
| Natural gas liquids ($/bbl) | - | 63.98 | 74.71 | 112.55 |
| **Financial** | | | | |
| Natural gas and liquids revenue | - | 369,475 | 1,861,426 | 3,460,863 |
| Funds flow from operations | (2,070) | 127,333 | 910,611 | 1,656,402 |
| Per share – basic including deemed conversion of Class B shares | (0.00) | 0.02 | 0.07 | 0.10 |
| Per share - diluted | (0.00) | 0.02 | 0.07 | 0.10 |
| Net earnings (loss) | (2,070) | (11,646) | 76,423 | 255,945 |
| Per share -- basic and diluted | (0.00) | (0.00) | 0.01 | 0.02 |
| Capital expenditures | - | 232,189 | 3,333,466 | 12,724,502 |
| Total assets | 3,264 | 10,277,279 | 26,833,964 | 56,994,815 |

Quarterly information has not been provided for the year ended December 31, 2004 as the Company's oil and gas operations did not commence until May 24, 2005. For the period June 30, 2004 to May 24, 2005, the Company was inactive, and prior to this the Company's operations consisted of developing, assembling and marketing electronically controlled fuel management systems and components which permit internal combustion engines to operate on compressed natural gas.

**EXHIBIT 2.4**

## MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Flagship Energy Inc. (the "Company")
Suite 1010, 311 – $6^{th}$ Avenue S.W.
Calgary, Alberta T2P 3H2

2. **Date of Material Change:**

February 15, 2006.

3. **News Release**

A press release dated February 15, 2006 disclosing in detail the material summarised in this material change report was issued by the Company on February 15, 2006 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where the Company is a reporting issuer in the normal course of its dissemination.

4. **Summary of Material Change:**

On February 15, 2006 Flagship Energy Inc. ("Flagship") and Hawk Energy Corp. ("Hawk") jointly announced that they had entered into an agreement (the "Agreement") pursuant to which Flagship will, subject to certain conditions, acquire all of the issued and outstanding Class A and Class B shares of Hawk (the "Transaction").

Pursuant to the Transaction, Flagship will offer $8.25 per Class A share and $10.00 per Class B share. Hawk Class A shareholders will, at their election, subject to the maximum amounts set forth below, receive either $8.25 cash or 1.5566 Flagship Class A shares or 1.2692 Flagship Class B shares, or some combination thereof for each Hawk Class A share held. Hawk Class B shareholders will, at their election, subject to the maximum amounts set forth below, receive either $10.00 cash or 1.8868 Flagship Class A shares or 1.5385 Flagship Class B shares, or some combination thereof for each Hawk Class B share held. The total consideration offered by Flagship is subject to a maximum of $33.6 million cash, 16 million Flagship Class A shares and 3 million Flagship Class B shares. In no event shall Flagship issue more than 17.2 million Flagship Class A and Class B shares, in aggregate.

Following review of tax, corporate and securities matters, a determination will be made whether the Transaction will be completed by way of a take-over bid, plan of arrangement or other form of business combination.

The completion of the acquisition is subject to various conditions, including, without limitation receipt of all required regulatory approvals and other customary conditions.

5. **Full Description of Material Change:**

On February 15, 2006 Flagship and Hawk jointly announced that they had entered into the Agreement pursuant to which Flagship will, subject to certain conditions, acquire all of the issued and outstanding Class A and Class B shares of Hawk.

Pursuant to the Transaction, Flagship will offer $8.25 per Class A share and $10.00 per Class B share. Hawk Class A shareholders will, at their election, subject to the maximum amounts set forth below, receive either $8.25 cash or 1.5566 Flagship Class A shares or 1.2692 Flagship Class B shares, or some combination thereof for each Hawk Class A share held. Hawk Class B shareholders will, at their election, subject to the maximum amounts set forth below, receive either $10.00 cash or 1.8868 Flagship Class A shares or 1.5385 Flagship Class B shares, or some combination thereof for each Hawk Class B share held. The total consideration offered by Flagship is subject to a maximum of $33.6 million cash, 16 million Flagship Class A shares and 3 million Flagship Class B shares. In no event shall Flagship issue more than 17.2 million Flagship Class A and Class B shares, in aggregate.

The total acquisition cost is CDN$141 million, including approximately $126 million for all of the outstanding Hawk shares and the assumption of $15 million of net debt, at closing.

Following review of tax, corporate and securities matters, a determination will be made whether the Transaction will be completed by way of a take-over bid, plan of arrangement or other form of business combination.

The acquisition parameters, based on $135.6 million which is net of interests in undeveloped lands (attributed value of $5.4 million for 54,000 net undeveloped acres) are as follows:

Reserves, production and net operating income

- Total proved plus probable reserves of 7.6 million boe based on an independent engineering assessment effective October 31, 2005.
- Acquisition cost of $17.81 per proved and probable boe.
- Current production of 2,250 boepd for an acquisition cost of $60,266 per boe of production.
- 5.9 times 2006 net operating income based on $8.00/mcf AECO pricing and $45/bbl WTI and production of 2,250 boepd.
- Reserve life index of 9.3 years on proved and probable reserves.

Key attributes

- Immediately accretive on cash flow per share.
- Production per Class A share increases by 141%, assuming maximum Class A shares issued.
- High working interest properties (over 85% average) with 90% of production operated.
- Over 90 development and exploration drilling locations.
- Owned undeveloped land of 54,000 net acres.

The cash portion of the acquisition will be financed through a combination of cash on hand and increased bank credit facilities.

Following closing of the Transaction, Flagship estimates that combined daily production by the end of June 2006 will be in excess of 3,200 boe (65% natural gas, 25% light/medium oil and 10% heavy gravity oil). The acquisition increases Flagship's owned undeveloped land to over 150,000 net acres with over 100 drilling locations.

Hawk and Flagship operate in similar areas of central and eastern Alberta excepting Hawk's southeast Saskatchewan light oil properties. The combined company will remain geographically focused on shallow to medium depth exploration and development initiatives. Year-round access and multiple targets in each drilling operation will be retained. The combined company will have a balanced commodity mix.

The Transaction has the unanimous support of the Board of Directors of both Flagship and Hawk. In addition, the Board of Directors of Hawk has resolved to recommend that shareholders of Hawk vote in favor of the Transaction or tender to the offer, as applicable. All of Hawk's officers and directors, representing approximately 35 percent of the basic outstanding Class A shares and 11 percent of the basic outstanding Class B shares have entered into lock-up agreements whereby they have agreed to support the Transaction. The acquisition agreement provides for a non-completion fee of $4.3 million which is payable by either party in certain events. The completion of the acquisition is subject to various conditions, including, without limitation, receipt of all required regulatory approvals and other customary conditions.

Upon completion of the Transaction, two nominees of Hawk, acceptable to Flagship, may be appointed to the Board of Directors of Flagship.

GMP Securities L.P. is acting as financial advisor to Hawk and has advised it will be in a position to provide an opinion, subject to review of formal documentation, to the Board of Directors of Hawk that the consideration offered by Flagship is fair, from a financial point of view, to Hawk shareholders.

Flagship is an emerging oil and gas company focused on the acquisition, exploration, exploitation and development of oil and natural gas in Western Canada. Flagship's business plan is to grow reserves and production to increase shareholder value through a focused and balanced exploration program, strategic acquisitions and value-added exploitation.

Prior to this transaction Flagship has 16,413,752 Class A shares and 1,044,899 Class B shares issued and outstanding which trade on the TSX Venture Exchange under the symbols "FG.A" and "FG.B". Hawk Class A and Class B shares trade on the TSX Venture Exchange under the symbols "HK.A" and "HK.B".

6. **Reliance on Confidentiality Provisions:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Senior Officer:**

For further information, please contact Stuart Jaggard, Chief Financial Officer of the Company, (403) 264-7222.

DATED February 16, 2006.

**EXHIBIT 2.5**



206

# HAWK ENERGY CORP.

**Financial Statements**

**December 31, 2005 and 2004**

**HAWK ENERGY CORP.**

**Index to Financial Statements**

**Period Ended December 31, 2005 and 2004**

# AUDITORS' REPORT

To the Shareholders of Hawk Energy Corp.

We have audited the balance sheets of Hawk Energy Corp. as at December 31, 2005 and 2004 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended in accordance with Canadian generally accepted accounting principles.

*(signed) "PriceWaterhouseCooper LLP"*

Calgary, Alberta
March 20, 2006

Chartered Accountants

# HAWK ENERGY CORP.

## Balance Sheet

## December 31

*(All amounts in Canadian Currency)*

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ - | $ 491,606 |
| Accounts receivable | 6,005,847 | 3,904,957 |
| Prepaid expenses | 109,774 | 81,669 |
| | 6,115,621 | 4,478,232 |
| Property, plant and equipment, net *(Note 3)* | 56,700,025 | 31,093,025 |
| | $ 62,815,646 | $ 35,571,257 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current | | |
| Bank indebtedness | $ 275,756 | $ - |
| Bank loan *(Note 4)* | 12,800,000 | - |
| Accounts payable and accrued liabilities | 11,010,404 | 8,529,032 |
| Income taxes payable | 126,080 | 197,384 |
| | 24,212,240 | 8,726,416 |
| Future income taxes *(Note 5)* | 8,105,376 | 4,400,030 |
| Asset retirement obligations *(Note 6)* | 2,536,946 | 1,711,631 |
| | 34,854,562 | 14,838,077 |
| Shareholders' equity | | |
| Share capital *(Note 7)* | 17,521,514 | 17,521,514 |
| Contributed surplus *(Note 7(b))* | 1,155,480 | 682,362 |
| Retained earnings | 9,284,090 | 2,529,304 |
| | 27,961,084 | 20,733,180 |
| | $ 62,815,646 | $ 35,571,257 |

Commitments *(Note8)*

**Approved on behalf of the Board**

*(signed) "John Wright"* ____________ *Director*

*(signed) "Thomas Buchanan"* ________ *Director*

See Accompanying Notes

## HAWK ENERGY CORP.

### Statement of Operations and Retained Earnings (Deficit)

**For the Year Ended December 31,**
*(All amounts in Canadian Currency)*

| | 2005 | 2004 |
|---|---|---|
| Revenue | | |
| Petroleum and natural gas sales | $ 32,845,870 | $ 16,339,062 |
| Royalties | (8,066,649) | (4,273,455) |
| Interest income | 1,300 | 45,371 |
| | 24,780,521 | 12,110,978 |
| Expenses | | |
| Operating | 5,297,320 | 3,077,893 |
| Transportation | 651,802 | 259,613 |
| General and administrative | 1,265,214 | 838,297 |
| Stock-based compensation *(Note 7(b))* | 473,118 | 604,598 |
| Interest | 303,753 | 82,396 |
| Depletion, amortization and accretion | 5,964,605 | 3,096,655 |
| | 13,955,812 | 7,959,452 |
| Income before income taxes | 10,824,709 | 4,151,526 |
| Provision for income taxes *(Note 5)* | | |
| Current | 364,577 | 236,257 |
| Future | 3,705,346 | 1,407,556 |
| | 4,069,923 | 1,643,813 |
| Net income | 6,754,786 | 2,507,713 |
| Retained earnings (deficit), beginning of period | 2,529,304 | (12,753) |
| Adjustment for change in accounting policy *(Note 6)* | - | 34,344 |
| | 2,529,304 | 21,591 |
| Retained earnings, end of period | $ 9,284,090 | $ 2,529,304 |
| Income per share, basic *(Note 9)* | $ 0.47 | $ 0.17 |
| Income per share, diluted *(Note 9)* | $ 0.44 | $ 0.17 |

See Accompanying Notes



211

## HAWK ENERGY CORP.

### Statement of Cash Flows

**For the Year Ended December 31,**
*(All amounts in Canadian Currency)*

| | 2005 | 2004 |
|---|---|---|
| Cash provided by operating activities | | |
| Net income | $ 6,754,786 | $ 2,507,713 |
| Items not affecting cash: | | |
| Stock-based compensation | 473,118 | 604,598 |
| Depletion, amortization and accretion | 5,964,605 | 3,096,655 |
| Future income taxes | 3,705,346 | 1,407,556 |
| Cash flow from operating activities before changes in non-cash working capital | 16,897,855 | 7,616,522 |
| Changes in non-cash working capital: | | |
| Accounts receivable | (1,439,065) | (1,741,828) |
| Prepaid expenses | (28,105) | 38,636 |
| Accounts payable and accrued liabilities | 584,100 | 2,461,299 |
| Income taxes payable | (71,304) | 159,658 |
| | (954,374) | 917,765 |
| | 15,943,481 | 8,534,287 |
| Cash used in investing activities | | |
| Additions of property, plant and equipment | (30,746,289) | (20,911,935) |
| Proceeds on disposition of property, plant and equipment | - | 1,255,581 |
| Changes in non-cash working capital for investing activities | 1,235,446 | 2,383,064 |
| | (29,510,843) | (17,273,290) |
| Cash provided by financing activities | | |
| Issuance of share capital | - | 4,999,999 |
| Share issue cost | - | (389,921) |
| Advance from bank loan | 12,800,000 | - |
| | 12,800,000 | 4,610,078 |
| Decrease in cash and cash equivalents | (767,362) | (4,128,925) |
| Cash and bank indebtedness, beginning of year | 491,606 | 4,620,531 |
| Cash and bank indebtedness, end of year | $ (275,756) | $ 491,606 |
| Supplementary information | | |
| Interest paid | $ 303,753 | $ 46,506 |
| Income taxes paid | $ 435,881 | $ 76,599 |

See Accompanying Notes



212

# HAWK ENERGY CORP.

## Notes to Financial Statements

## For the Year Ended December 31, 2005

*(All amounts in Canadian Currency)*

1. **Incorporation and operations**

Hawk Energy Corp. (the "Company") was incorporated under the Business Corporations Act (Alberta) on January 16, 2003. The principal business of the Company is exploration, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. **Accounting policies**

Property, plant and equipment

Petroleum and natural gas (P&NG) properties and production equipment

The Company follows AcG 16 "Full Cost Accounting", whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized and charged against earnings as described below. Capitalized costs include lease acquisition costs, the costs of geological and geophysical activities, the costs of drilling both productive and non-productive wells, carrying charges of non-producing properties and overhead costs directly related to exploration and development activities.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion by more than 20%, in which case a gain or loss on disposal is recorded.

Depletion of oil and gas properties and production equipment is provided using the unit of production method which is based upon gross proven reserve volumes. For this purpose, gas volumes are converted to equivalent oil volumes based upon the relative energy content where six thousand cubic feet of gas equates to one barrel of oil.

Costs of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. The Company periodically reviews costs associated with unproved properties to determine whether they are likely to be recovered. When such costs are not likely to be recovered, or when proved reserves are found to be attributable to the properties, the values of these properties are moved to the depletion pool.

The Company places a limit on the aggregate carrying value of property, plant and equipment. Impairment is recognized if the carrying amount of the property, plant and equipment exceeds the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices. Upon recognition of impairment, the Company would measure the amount of impairment by comparing the carrying amounts of the property, plant and equipment to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Company's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of the Company's future cash flows would be recorded as a permanent impairment.

Furniture and equipment

Furniture and equipment is recorded at cost. Amortization is provided thereon at a rate of 20% per annum on a declining balance basis.

Asset retirement obligation

The Company follows the Canadian Institute of Chartered Accountants standard for Asset Retirement Obligation ("ARO"). Under this standard, the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined. When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability. The asset recorded is depleted over the useful life of the asset. Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

Joint ventures

Substantially all of the Company's petroleum and natural gas activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Income taxes

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of the future income tax liability of the Company as a result of the renunciations, when the renunciations are made.

Stock options

The Company has a stock option plan, which is described in note 7. Consideration paid by directors, officers and key employees and consultants on the exercise of stock options is credited to share capital together with the amount previously recognized in contributed surplus.

Awards of stock options to employees and non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of stock options is determined using the Black-Scholes option pricing model. Under the fair value method, the amount to be recognized as expense is determined at the time the options are issued and is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus.

*(All amounts in Canadian Currency)*

Revenue recognition

Revenues from petroleum and natural gas sales are recognized when title passes from the Company to its customer.

Per share data

The Company utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding, in-the-money options are used to purchase common shares of the Company at their average market price for the period. Unrecognized stock-based compensation from current grants is treated as proceeds used to purchase common shares.

Measurement uncertainty

The amounts recorded for depletion and amortization of oil and natural gas properties and equipment and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. **Property, plant and equipment**

| | 2005 | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book value |
| P&NG properties and production equipment | $ 65,782,025 | $ 9,099,683 | $ 56,682,342 |
| Furniture and equipment | 27,145 | 9,462 | 17,683 |
| | $ 65,809,170 | $ 9,109,145 | $ 56,700,025 |

| | 2004 | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book value |
| P&NG properties and production equipment | $ 34,355,658 | $ 3,278,065 | $ 31,077,593 |
| Furniture and equipment | 21,235 | 5,803 | 15,432 |
| | $ 34,376,893 | $ 3,283,868 | $ 31,093,025 |

The Company has capitalized $551,146 (2004 - $422,645) of general and administrative costs during the year ended December 31, 2005.

Unproved property costs of $5,368,860 (2004 - $3,613,282) and estimated salvage value of $1,709,050 (2004 – $1,377,950) have been deducted from and future capital cost of $8,127,000 (2004 – $3,554,000) has been added to costs subject to depletion and amortization for the year ended December 31, 2005.

(All amounts in Canadian Currency)

3. **Property, plant and equipment (continued)**

An impairment test calculation was performed on the Company's property, plant and equipment at December 31, 2005 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying amount of the Company's petroleum and natural gas properties.

The following table outlines prices used in the impairment test at December 31, 2005:

| Year | Oil ($/bbl) | Gas ($/Mcf) | NGL ($/bbl) |
|---|---|---|---|
| 2006 | $48.91 | $10.17 | $53.86 |
| 2007 | 45.27 | 8.62 | 49.53 |
| 2008 | 43.16 | 7.86 | 45.77 |
| 2009 | 42.83 | 7.30 | 42.74 |
| 2010 | 43.08 | 6.99 | 41.09 |
| 2011 | 42.28 | 6.68 | 39.35 |
| 2012 | 45.19 | 6.68 | 39.26 |
| 2013 | 46.51 | 6.84 | 40.23 |
| 2014 | 48.41 | 6.99 | 40.99 |
| 2015 | 51.19 | 7.22 | 42.29 |
| 2016 | 51.90 | 7.39 | 43.16 |

4. **Bank indebtedness**

On August 5, 2005, the Company entered into a revolving demand credit facility agreement with a bank for $16,000,000 at an interest rate of prime plus one-quarter percent per year. This credit facility is collateralized by a general assignment of book debts and a $25,000,000 debenture with a floating charge over all assets of the Company and will be reviewed periodically. As at December 31, 2005, $12,800,000 was drawn on the bank facility and consequently the Company was not in compliance with the working capital covenant required by the bank. Subsequent to the year end, the bank waived this covenant breach in writing and increased its demand credit facility to $22,000,000 at an interest rate of prime plus one-eighth percent per year effective January 13, 2006.

Also, the Company has a $20,000 letter of guarantee issued to the Government of Saskatchewan which expires February 11, 2006. This letter of guarantee will be renewed periodically until the wells in Saskatchewan are abandoned. As of year end, the Company's guarantees were negligible

HAWK ENERGY CORP.

Notes to Financial Statements

For the Year Ended December 31, 2005

*(All amounts in Canadian Currency)*

5. **Income taxes**

The liability for future income taxes on the Company's balance sheet is comprised of the following temporary differences:

| | 2005 | 2004 |
|---|---|---|
| Future income tax liabilities | | |
| Property, plant and equipment | $ 9,332,565 | $ 5,482,608 |
| Future income tax assets | | |
| Share issue costs | (315,157) | (456,938) |
| Asset retirement obligation | (912,032) | (612,512) |
| Non-capital losses carried forward | - | (13,128) |
| | $ 8,105,376 | $ 4,400,030 |

The income tax provision differs from the expected amount computed by applying the Canadian combined Federal and Provincial income tax rate of 39.97% (2004 – 40.97%) as follows:

| | | |
|---|---|---|
| Computed "expected" income tax expense | $ (4,326,636) | $ (1,700,880) |
| Add back: | | |
| Stock-based compensation | (189,105) | (247,704) |
| Non-deductible Crown charges | (1,488,822) | (901,186) |
| Non-deductible meals and entertainment | (3,929) | (5,874) |
| Deduct: | | |
| ARTC | 199,850 | 204,850 |
| Resource allowance | 1,650,989 | 845,874 |
| Saskatchewan capital tax | 60,407 | 30,138 |
| Change in tax rate and other | 391,900 | 367,226 |
| | (3,705,346) | (1,407,556) |
| Saskatchewan tax and resource surcharge | (364,577) | (236,257) |
| | $ (4,069,923) | $ (1,643,813) |

As of year end, the Company has tax pools as follows:

| | | |
|---|---|---|
| Undepreciated capital cost | $ 12,623,478 | $ 5,492,205 |
| Canadian exploration expenses | 2,551,299 | 3,305,197 |
| Canadian development expenses | 8,447,901 | 1,624,219 |
| Canadian oil and gas property expenses | 7,342,135 | 5,626,954 |
| Share issue costs | 855,010 | 1,207,523 |
| Non-capital losses carried forward | - | 32,844 |
| | $ 31,819,823 | $ 17,288,942 |

*(All amounts in Canadian Currency)*

6. **Asset retirement obligations**

In 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. These recommendations replaced the previous policy on future site restoration, and as a result, have been treated as a change in accounting policy. The Company adopted this policy retroactively with the restatement of the 2003 financial statements. Implementation of this accounting standard did not affect the Company's cash flow or liquidity.

The effect of this change on the January 1, 2004 balance sheet was an increase in property, plant and equipment of $1,255,224 and the recognition of an asset retirement obligation of $1,261,663. The change in accounting for asset retirement obligations as compared to the site restoration approach resulted in an increase in retained earnings of $34,344 and an increase in future income tax liability of $13,070. The following table reconciles the asset retirement obligation associated with the retirement of petroleum and natural gas properties:

| | |
|---|---|
| Asset retirement obligation, December 31, 2003 | $ 1,261,663 |
| Liabilities incurred | 328,329 |
| Accretion expense | 121,639 |
| Asset retirement obligation, December 31, 2004 | 1,711,631 |
| Liabilities incurred | 685,988 |
| Accretion expense | 139,327 |
| Asset retirement obligation, December 31, 2005 | $ 2,536,946 |

The Company estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated reserve life of the underlying assets to total approximately $5,514,715. The fair value at December 31, 2005 is $2,536,946 using a discount rate of eight percent and an inflation rate of two percent. The expected period until settlement ranges from 2 years to 22 years.

*(All amounts in Canadian Currency)*

7. **Share capital**

(a) Authorized

Unlimited Class A common voting shares
Unlimited Class B common voting shares

Issued

| | Number of Shares | Amount |
|---|---|---|
| Class A common shares | | |
| For cash as initial private placement | 4,000,000 | $ 1,000,000 |
| Issuance of flow through shares | 3,700,000 | 925,000 |
| Share issuance | 3,500,000 | 7,000,000 |
| Share issue cost, net of tax effect | - | (313,918) |
| Tax effect on flow through shares | - | (356,125) |
| Class A common shares, as of December 31, 2003 | 11,200,000 | 8,254,957 |
| Share issuance | 1,785,714 | 4,999,999 |
| Share issue cost, net of tax effect | - | (243,700) |
| Class A common shares, as of December 31, 2004 and 2005 | 12,985,714 | 13,011,256 |
| Class B common shares | | |
| Issuance of flow-through shares | 832,500 | 8,325,000 |
| Share issue cost, net of tax effect | - | (609,617) |
| Tax effect on flow-through shares | - | (3,205,125) |
| Class B common shares, as of December 31, 2003, 2004 and 2005 | 832,500 | 4,510,258 |
| Balance, end of period | | $ 17,521,514 |

As of year end, no shares were held in escrow. The Class B shares are convertible at the option of the Company at any time after June 30, 2006 and before June 30, 2008 into Class A shares. The conversion is calculated by dividing $10 by the greater of $1 and the then current market price of Class A shares. If conversion has not occurred by the close of business on June 30, 2008, the Class B shares become convertible at the option of the shareholder into Class A shares on the same basis. Effective August 1, 2008, all remaining Class B shares will be deemed to be converted into Class A shares on the same basis.

*(All amounts in Canadian Currency)*

7. **Share capital** *(continued)*

b) Stock options

The Company has a Stock Option Plan that is granted by the board of directors to directors, officers, employees of and consultants to the Company. Under the terms of the plan, the Company has reserved an amount of Class A shares for options equal to 10% of the issued and outstanding Class A shares. Options granted under the Plan will have an exercise price which is not less than the price allowed by regulatory authorities, will be non-transferable and will be exercisable for a period not to exceed five years. The options will vest one-third on each of the first, second and third anniversaries of the date of grant. No one optionee is permitted to hold options entitling such optionee to purchase more than 5% of the issued and outstanding Class A shares.

| | For the Year Ended December 31, 2005 | | For the Year Ended December 31, 2004 | |
|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise | Number of Options | Weighted Average Exercise |
| Outstanding, beginning of period | 1,277,500 | $ 1.34 | 770,000 | $ 0.35 |
| Granted | - | - | 522,500 | 2.76 |
| Cancelled | (5,000) | 2.40 | (15,000) | 0.35 |
| Outstanding, end of period | 1,272,500 | 1.33 | 1,277,500 | 1.34 |
| Exercisable, end of period | 675,833 | $ 0.97 | 251,677 | $ 0.35 |

Since January 16, 2003, the Company calculated the non-cash compensation expense using the Black-Scholes option-pricing model based on the following assumptions:

| Date of Grant | Number of Options Granted (Net) | Expected Volatility | Risk free Interest Rate | Time to Exercise (Years) | Fair Value of Granted Options |
|---|---|---|---|---|---|
| June 6, 2003 | 755,000 | 150% | 4% | 3 | $ 218,950 |
| January 6, 2004 | 310,000 | 150% | 4% | 3 | 659,153 |
| March 19, 2004 | 25,000 | 150% | 4% | 3 | 49,067 |
| September 9, 2004 | 182,500 | 150% | 4% | 3 | 462,674 |
| | | | | | 1,389,844 |
| Stock-based compensation expense recognized in 2003 | | | | | (77,764) |
| Stock-based compensation expense recognized in 2004 | | | | | (604,598) |
| Stock-based compensation expenses recognized in 2005 | | | | | (473,118) |
| Amount for future recognition | | | | | $ 234,364 |

8. **Commitments**

The Company is committed to the following minimum annual lease payments plus operating cost under a rental agreement for office space until September 30, 2007.

| | |
|---|---|
| 2006 | $ 50,197 |
| 2007 | 38,766 |



219

*(All amounts in Canadian Currency)*

9. **Per share data**

Basic per share data per Class A and Class B shares is based upon the weighted average number of Class A shares and the weighted average number of Class B shares outstanding during the year. For the purpose of per share data calculation, it is assumed that the Class B shares are converted into Class A shares using the December 31, 2005 trading price of $6 (December 31, 2004 - $3.59). Diluted per share data is based upon the weighted average number of Class A and Class B shares outstanding during the year after giving effect to the exercise of the share options. The total weighted average number of Class A and Class B shares is as follows:

| | For the year ended December 31, 2005 | For the year ended December 31, 2004 |
|---|---|---|
| Weighted average number of Class A shares | 12,985,714 | 12,109,980 |
| Deemed conversion of Class B shares to Class A shares (Weighted average number of Class B shares times $10 divided by period end trading price) 832,500 x $10/$6 (2004- 832,500 x $10/$3.59) | 1,387,500 | 2,318,942 |
| Equivalent Class A Basic shares | 14,373,214 | 14,428,922 |
| Equivalent Class A Diluted shares | 15,269,661 | 15,161,170 |

10. **Financial instruments**

The Company's financial instruments consist of accounts receivable, bank loan and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of financial instruments that are included in the balance sheet approximate their carrying amount due to the short-term maturity or the floating rate nature of those instruments.

Substantially all of the Company's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks.

At December 31, 2005, the Company was exposed to interest rate fluctuation as interest on the Company's loan varies with changes in prime rate. A one percent variation in the interest rate would result in $128,000 variation in the interest expense.

*(All amounts in Canadian Currency)*

11. **Subsequent event**

On March 6, 2006, Flagship Energy Inc. (Flagship), an oil and gas corporation, shares of which trade in TSX Venture Exchange, and the Company entered into a pre-acquisition agreement pursuant to which Flagship will make a formal take-over bid offer to acquire all of the Company's issued and outstanding shares. The total acquisition cost is $141 million, including approximately $126 million for all of the outstanding shares of the Company and the assumption of $15 million net debt. Shareholders of the Company's Class A common shares will receive either $8.25 cash or 1.5566 Class A shares of Flagship or 1.2692 Class B shares of Flagship or some combination thereof. Shareholders of the Company's Class B common shares will receive either $10 cash or 1.8868 Class A shares of Flagship or 1.5385 Class B shares of Flagship or some combination thereof. The total consideration offered by Flagship is subject to a maximum of $33.6 million cash, 16 million Class A shares of Flagship and 3 million Class B shares of Flagship. In no event shall Flagship issue more than 17.2 million Class A and Class B shares in total. Also, this take-over bid offer will be subject to the deposit of not less than 90% of all outstanding Class A and Class B common shares of the Company on a fully-diluted basis.

Pursuant to the pre-acquisition agreement, the Company has accelerated the vesting of all of the stock options to its directors, officers, employees of and consultants to the Company. Consequently, 1,272,500 shares were issued after the pre-acquisition agreement was signed, resulting in total proceeds of $1,696,000.



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